As filed with the Securities and Exchange Commission on December 7, 2004

Registration No. 333-109628

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 5

to

FORM F-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NETEASE.COM, INC.

(Exact name of Registrant as specified in its charter)

Cayman Islands	Not Applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2/F, Tower B

Keeven International Research & Development Centre

No. 43 West Road North Third Ring Road, Haidian District

Beijing 100086, People’s Republic of China

(86-10) 8211-0163

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

CT Corporation

111 Eighth Avenue

New York, New York 10011

(212) 894-8940

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jonathan H. Lemberg, Esq.

Paul W. Boltz, Esq.

Morrison & Foerster

21st and 23rd Floors

Entertainment Building

30 Queen’s Road Central

Hong Kong

(852) 2585-0888

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Amount to be Registered		Proposed Maximum Offering Price Per Share (1)		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Zero Coupon Convertible Subordinated Notes due July 15, 2023	$100,000,000		151.94%		$151,940,000		$12,291.95	*
Ordinary Shares, $0.0001 par value	207,684,320	(2)		(2)		(2)		(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, based on the bid and ask prices for the Zero Coupon Convertible Subordinated Notes on October 6, 2003.
(2)	Includes 207,684,320 ordinary shares issuable upon conversion of the notes at the initial conversion price of $0.4815 per share. Pursuant to Rule 416 under the Securities Act, such number of ordinary shares registered hereby shall include an indeterminate number of additional ordinary shares that may be issued from time to time upon conversion of the notes as a result of antidilution adjustments, in circumstances described in the prospectus that is part of this registration statement.
(3)	Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the ordinary shares issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.
*	The registrant previously paid the registration fee at the time of the filing of its initial Registration Statement on October 10, 2003.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 7, 2004

Preliminary Prospectus

NetEase.com, Inc.

$100,000,000 Principal Amount

Zero Coupon Convertible Subordinated Notes due July 15, 2023 and Ordinary Shares

Issuable Upon Conversion of the Notes

This prospectus covers resales from time to time by selling securityholders of our Zero Coupon Convertible Subordinated Notes due July 15, 2023, held by the selling securityholders listed in the section entitled, “Selling Securityholders”, and 207,684,320 of our ordinary shares issuable upon conversion of the notes held by such selling securityholders and subject to adjustment.

The notes have the following provisions:

•	The interest rate on the notes will be zero, unless we fail to satisfy our obligations to register the notes and the ordinary shares issuable upon conversion of the notes.

•	The notes are general unsecured obligations of NetEase.com, Inc. and are subordinated to any existing or future senior indebtedness of NetEase.com, Inc.

•	The notes will mature on July 15, 2023, at which time they will be redeemed at 100% of their principal amount, together with accrued and unpaid interest, if any.

•	Prior to July 15, 2008, we may not redeem the notes at our option, except upon a Merger Event (as described on page 46 of this prospectus). On or after July 15, 2008, we may redeem for cash all or part of the notes at a price equal to 100% of their principal amount if certain conditions relating to the trading price of our American Depositary Shares, or ADSs, are met (as described on page 46 of this prospectus).

•	Holders of the notes may require us to repurchase all or a portion of their notes for cash on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, subject to those additional conditions described on page 45 of this prospectus.

•	Holders may convert their notes at any time on or before the maturity date at the conversion price (which conversion price may be adjusted as provided on page 41 of this prospectus) under those circumstances described on page 39 of this prospectus. We may pay converting note holders ordinary shares, cash or a combination of cash and ordinary shares for their notes.

For a complete description of the terms and conditions of the notes, see “Description of Notes” beginning on page 39 of this prospectus.

Our ADSs, each representing 100 ordinary shares, are quoted on The Nasdaq National Market, Inc. under the symbol “NTES.” The last reported sale price of our ADSs on November 30, 2004 was $52.92 per ADS, which results in a reference price of $0.5292 per share for our ordinary shares.

Investing in the notes and ordinary shares involves risks. See “ Risk Factors” beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2004.

SUMMARY

This summary contains a brief overview of us and the key aspects of the offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the notes thereto, some of which are incorporated into this prospectus by reference, before making an investment decision.

Through our subsidiaries and contracts with our affiliates Guangzhou NetEase Computer System Co., Ltd. (“Guangzhou NetEase”), Beijing Guangyitong Advertising Co., Ltd. (“Guangyitong Advertising”) and Guangzhou Ling Yi Electronics Technology Limited (“Ling Yi”) and their respective shareholders, we operate a leading interactive online and wireless community in China and are a major provider of Chinese language content and services through our online games, wireless value-added services and Internet portal businesses.

Our business was founded by William Lei Ding, our Chief Architect and one of our directors, in June 1997. Mr. Ding owns 100% of our largest shareholder, Shining Globe International Limited, and 90% of both Guangzhou NetEase and Ling Yi. The other 10% of Guangzhou NetEase is owned by Bo Ding, the brother of William Lei Ding and a former non-executive employee of NetEase, and the other 10% of Ling Yi is owned by Bo Ding and one of our former employees, Jun (Singo) Liang. Guangzhou NetEase and Ling Yi have each obtained approval from the Guangzhou telecommunications administrative authorities to provide Internet content services. Guangzhou NetEase’s 80% owned subsidiary, Guangyitong Advertising, holds a license to operate an advertising business. The other 20% of Guangyitong Advertising is owned by Bo Ding.

We conduct our business in China solely through our wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., NetEase Information Technology (Shanghai) Co., Ltd., NetEase Interactive Entertainment Ltd. and Guangzhou NetEase Interactive Entertainment Limited.

The following diagram shows the current group structure of our subsidiaries and affiliated companies:

William Lei Ding
100%
Shining Globe International Limited
(BVI)
Nasdaq ADR Holders
Other Shareholders
51%
49%
<1%
NetEase.com, Inc.
(Cayman Islands)
100%
100%
100%
NetEase Interactive Entertainment Ltd.
(BVI)
NetEase Information Technology (Shanghai) Co., Inc.
(PRC)
NetEase Information Technology (Beijing) Co., Ltd.
(PRC)
100%
Guangzhou NetEase Interactive Entertainment Limited
(PRC)
Affiliated variable interest entities and their shareholders
William Lei Ding
Bo Ding
90%
10%
Bo Ding
Guangzhou NetEase Computer System Co., Ltd.
(PRC)
20%
80%
Beijing Guangyitong Advertising Co., Ltd.
(PRC)
Represents equity interest.
Represents contractual arrangements between the parties.

The affiliated variable entities shown in the box above are controlled by NetEase.com, Inc. through contractual arrangements between it and its subsidiaries, on the one hand, and the affiliated variable interest entities and their shareholders, on the other hand.

Under current Chinese regulations, there are limitations on the percentage interest foreign companies may have in value-added telecommunications businesses in China, which include the operation of Internet content provision businesses and wireless value-added services such as short-messaging services (“SMS”). In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. Because of these restrictions, NetEase.com is not permitted directly to wholly own an Internet content provider, wireless value-added services or advertising business. NetEase.com has therefore entered into a series of agreements, directly and through its subsidiaries, with three PRC companies, Guangzhou NetEase, Guangyitong Advertising and Ling Yi. Under these contracts, we provide our Internet and wireless value-added applications, services and technologies and advertising services to Guangzhou NetEase, Guangyitong Advertising and Ling Yi, and they operate the NetEase Web sites and the online advertising business. For more information on these agreements, see the section entitled “Related Party Transactions” which is included in our annual report on Form 20-F/A for the year ended December 31, 2003, which is incorporated by reference in this prospectus. We do not have any direct ownership interest in Guangzhou NetEase, Guangyitong Advertising or Ling Yi.

Under our agreements with Guangzhou NetEase and Ling Yi, we have agreed to pay the operating costs of both these companies. Under our agreements with Guangyitong Advertising, we have agreed to provide performance guarantees and guarantee loans for working capital purposes to the extent required by Guangyitong Advertising for its operations. We entered into our principal agreements with Guangzhou NetEase and Guangyitong Advertising in May 2000. We entered into our principal agreements with Ling Yi in May 2004 with retroactive effect to the date Ling Yi received its business license in 2003. Guangzhou NetEase, Guangyitong Advertising and Ling Yi are each prohibited from incurring any debt without our prior approval.

NetEase.com generates substantially all of its revenue through Guangzhou NetEase and Guangyitong Advertising. Ling Yi also contributes an insignificant portion of NetEase.com’s wireless value-added services revenue.

Any violations by Guangzhou NetEase, Guangyitong Advertising or Ling Yi of our agreements with them could disrupt our operations, degrade our services or shut down our services. For a detailed discussion of the risks to NetEase.com regarding its dependency on Guangzhou NetEase, Guangyitong Advertising and Ling Yi, see the section entitled “Risk Factors” which is included in our annual report on Form 20-F/A for the year ended December 31, 2003, which is incorporated by reference in this prospectus.

We do not require our users to register in order to browse the NetEase Web sites including the content channels, online shopping mall and classified ads or use the Web directories and Internet search engine. We do require, however, that our users register in order to utilize the other services that we provide, including our fee-based services (such as our online games, wireless value-added services, premium matchmaking and other premium services) as well as our free services such as chat rooms, basic e-mail services, basic matchmaking, basic personal homepages, and instant messaging. Registration requires a user to provide personal information including the user’s name, contact information and other statistical information (such as educational level) and security information (such as a password).

Our basic service offerings on the NetEase Web sites are available without charge to our users and include:

•	content services (such as news, local information, finance and weather);

•	chat rooms;

•	basic e-mail services;

•	basic personal ads;

•	basic matchmaking;

•	basic clubs;

•	basic photo album;

•	basic personal homepages;

•	electronic greeting cards;

•	instant messaging PC to PC;

•	job search;

•	browsing classified ads;

•	Web directories;

•	Web searching; and

•	online shopping mall.

We generate revenue from our:

•	online games;

•	wireless value-added services and other fee-based premium services, such as premium email services, premium personals, premium matchmaking, premium alumni clubs and premium personal homepages; and

•	advertising services.

Our principal areas of focus are our online games, wireless value-added services and Internet portal.

Online Games

Our online games business focuses on offering massively multi-player online role-playing games (“MMORPGs”) to the Chinese market. MMORPGs are played over the Internet in “virtual worlds” that exist on game servers to which thousands of players simultaneously connect and interact. We both develop and license online games that are targeted at the Chinese market, and we strive to provide the highest quality game playing experience to our users.

To pay for game playing time, players can use our prepaid point card system. Point card distribution channels include wholesalers, as well as major retailers including convenience stores mainly in Guangzhou Province and Shanghai.

Wireless Value-Added Services

Through arrangements with the two principal mobile phone operators in China, China Mobile and China Unicom, we offer a wide-range of services which allow users, for example, to receive news and other information such as stock quotes and e-mails on their mobile phones, download ringtones and logos for their mobile phones and participate in matchmaking communities and interactive games. Combining content from our Internet portal (both user-generated and from our content partners) with the applications we have developed in-house, our wireless business department strives to offer services that are responsive to our users’ changing tastes and needs.

Currently, most of our wireless value-added services are provided to users in the form of SMS. NetEase offers a wide variety of different services with pricing between RMB0.10 to RMB2.00 per SMS message or between RMB3.00 to RMB30.00 per subscription per month. Through Guangzhou NetEase and Ling Yi, we share the revenue collected by China Mobile and China Unicom, which they bill and collect on our behalf.

In addition to our SMS, we offer services for emerging wireless technology standards, including multimedia messaging (“MMS”) services and wireless application protocol (“WAP”) portals which users access with mobile phones that utilize the new GPRS or CDMA1X technology standards. We also offer interactive voice response services (“IVRS”) that allow users to access prerecorded information from their mobile phones and to interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. We intend to continue to develop and introduce wireless value-added services as the market evolves and as new technologies develop.

Internet Portal

The NetEase Web sites provide Internet users with Chinese language online services centered around three core service categories—(1) content, (2) community and communication, and (3) commerce. Our Internet portal revenues are generated from advertising services provided to third party advertisers and marketers, and individual users who subscribe to our fee-based premium services.

Content

Through more than 20 channels, the NetEase Web site’s content channels provide news, information and online entertainment to the Chinese public. The NetEase Web sites consolidate and distribute content from more than one hundred international and domestic content providers. Content channels include news, entertainment, sports, finance, information technology, automobiles, astrology and cartoons, as well as regional sites aimed at users in Guangdong and Shanghai.

Community and Communication

The NetEase Web sites also provide a broad array of community and communication services, including e-mail, instant messaging, personal advertisements, matchmaking, alumni directories, personal homepages, clubs, electronic-cards, chat rooms, classified advertisements, job posting services and community forums. As discussed above, some of these services are provided free of charge to our users with, in some cases, an option to upgrade to a fee-based premium service, whereas others are provided solely on a fee-based premium basis.

Commerce

We offer an online shopping mall, providing Internet users in China a single online location at which they can shop from the convenience of their homes and offices or in Internet cafes and thereby access products and information which might otherwise not be conveniently available. In turn, our technology platform allows e-commerce and traditional businesses to establish or expand their retail networks via the NetEase Web sites.

Other

In addition to the three core service categories described above, the NetEase Web sites provide useful resources to our users, including a Web directory, Web search service and classified advertisements. Our Web directory is based on an open architecture system with over 470 volunteer editors working to build a categorized directory of Chinese Web sites.

The NetEase Web sites also provide an established marketing platform for advertisers, whereby they can reach NetEase’s large registered user base to conduct integrated marketing campaigns by means of a full range of advertising formats and techniques. These include banner advertising, direct e-mail, interactive media-rich sites, sponsored special events, games and contests and other activities.

Corporate Information

NetEase.com, Inc., a Cayman Islands corporation, was formed and commenced operations in 1999. Our predecessor company was formed in 1997. Our principal executive offices are located at 2/F, Tower B, Keeven International Research & Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing, People’s Republic of China 100086. Our telephone number at this location is (86-10) 8211-0163. Our principal corporate Web site is located at http://www.netease.com. The information contained on our Web site is not a part of this prospectus.

Please note that in this prospectus, all references to “Renminbi” and “RMB” are to the legal currency of China and all references to “dollars,” “USD,” “$” and “US$” are to the legal currency of the United States.

The Offering

This prospectus covers the resale of $100,000,000 aggregate principal amount of the notes and 207,684,320 of our ordinary shares issuable upon conversion of the notes, plus additional ordinary shares that may be issued from time to time upon conversion of the notes as a result of antidilution adjustments in circumstances described on page 41 of this prospectus.

We issued and sold $75,000,000 aggregate principal amount of the notes on July 14, 2003 and $25,000,000 aggregate principal amount of the notes on July 31, 2003, in private offerings to Credit Suisse First Boston LLC. We were informed by Credit Suisse First Boston LLC that the notes were resold in transactions which were exempt from registration requirements of the Securities Act of 1933, as amended (referred to as the Securities Act in this prospectus) to persons reasonably believed by Credit Suisse First Boston LLC to be “qualified institutional buyers” (as defined in Rule 144A under the Securities Act).

Ordinary shares may be offered by the selling securityholders following the conversion of their notes.

The following is a brief summary of the terms of the notes. For a more complete description of the notes, see the section entitled “Description of Notes” in this prospectus.

Notes

$100,000,000 aggregate principal amount of our Zero Coupon Convertible Subordinated Notes due July 15, 2023.

Interest

Interest on the notes will be zero unless specified defaults under the registration rights agreement occur. See “Description of Notes—Registration Rights.”

Maturity of Notes

July 15, 2023.

Subordination

The notes will be general unsecured subordinated obligations of NetEase. The notes will be subordinated in right of payment to all existing and future senior indebtedness. The notes will also be effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. As of June 30, 2004, we had approximately $100.0 million of outstanding indebtedness, and current liabilities of approximately $25.3 million. On that date, our subsidiaries had no outstanding indebtedness, other than intercompany indebtedness and other normal trade payables and liabilities. As of June 30, 2004, Guangzhou NetEase had no outstanding indebtedness, other than trade payables equal to $256,131. As of June 30, 2004, we had not guaranteed any indebtedness for Guangyitong Advertising. Under our agreements with Guangzhou NetEase and Ling Yi, we are responsible for the liabilities of both those companies. Under our agreements with Guangyitong Advertising, we are obligated to provide any guarantees needed by Guangyitong Advertising for its operation.

Conversion

Note holders may convert their notes into our ordinary shares at a conversion price of $0.4815 per share, subject to adjustment, at any time prior to maturity:

•	during any calendar quarter commencing after September 30, 2003, if the average of the reference prices (as defined on page 40 of this prospectus) of our ordinary shares for the last five consecutive trading days of the calendar quarter preceding the quarter in which the conversion occurs is more than 115% of the conversion price per share on the last trading day of the preceding quarter;

•	if we have called the notes for redemption;

•	if the average of the trading prices of the notes for any five consecutive trading day period is less than 100% of the average of the conversion value (as defined on page 40 of this prospectus) of the notes during that period; provided, however, that no notes may be converted based on the satisfaction of this condition during the six month period immediately preceding each specified date on which the note holders may require us to repurchase their notes (for example, with respect to the July 15, 2006 repurchase date, the notes may not be converted from January 15, 2006 to July 15, 2006) if on any day during such five consecutive trading day period, the reference price of our ordinary shares is between the conversion price and 115% of the conversion price; or

•	upon the occurrence of specified corporate transactions, as more fully described on page 41 of this prospectus.

Upon conversion of the notes, we may also choose to deliver cash to you, in lieu of ordinary shares, or a combination of cash and ordinary shares.

A holder may deposit the ordinary shares it receives upon conversion of its notes for the issuance of ADSs if the conditions described on page 55 of this prospectus are met.

Redemption of Notes at Our Option

Beginning on July 15, 2008 and prior to the close of business on the maturity date (July 15, 2023), we may redeem the notes, in whole or in part, for cash at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, if the reference price (as described on page 40 of this prospectus) of our ordinary shares for 20 out of any 30 consecutive trading day period, the last of which occurs no more than five days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price in effect on such last trading day. See “Description of Notes—Redemption of Notes at Our Option” on page 45 of this prospectus.

We will also redeem all of the notes upon a Merger Event (as defined on page 49 of this prospectus) for cash in an amount equal to the trading price of the notes plus 10% of their principal amount (or 100% of the principal amount of the notes, if greater). See “Description of Notes—Merger and Consolidation” on page 49 of this prospectus.

Repurchase of the Notes at the Option of the Holder

Holders may require us to repurchase for cash all or a portion of their notes on July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any. See “Description of Notes—Repurchase of Notes at the Option of the Holder on Specified Dates” on page 45 of this prospectus.

Fundamental Change

If a Fundamental Change (as defined on page 47 of this prospectus) occurs, each holder of notes may require us to repurchase all or a portion of such holder’s notes at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any.

Delisting Event

If our ADSs are no longer listed or quoted for trading on The Nasdaq National Market or our ordinary shares or other securities representing our ordinary shares are not listed or quoted for trading on a U.S. national securities exchange, each holder of notes may require us to repurchase all or a portion of such holder’s notes at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any.

Events of Default

If there is an event of default on the notes, the principal amount of the notes plus accrued and unpaid interest, if any, may be declared immediately due and payable. See “Description of Notes—Events of Default and Notice Thereof” beginning on page 48 of this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the notes or the ordinary shares offered by this prospectus.

Form of Notes

The notes were issued in book-entry form and are represented by permanent global certificates deposited with a custodian for and registered in the name of a nominee of The Depository Trust Company, or DTC, in New York, New York.

Beneficial interests in any such securities are shown on, and transfers are effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of Notes—Book-Entry Delivery and Form” beginning on page 51 of this prospectus.

Registration Rights

We have agreed to file with the SEC the shelf registration statement of which this prospectus is a part for the resale of the notes and the ordinary shares issuable upon conversion of the notes under a registration rights agreement. The registration rights agreement requires us to pay interest on the notes in the event that we fail to comply with our obligation thereunder to cause the registration statement to be declared effective within a certain timeframe. In April 2004 and October 2004, we made interest payments pursuant to these provisions. See “Description of Notes—Registration Rights” beginning on page 52 of this prospectus.

Trading

Our ADSs, each representing 100 ordinary shares, are traded on The Nasdaq National Market under the symbol “NTES.”

Trustee for the Notes and Depositary for our American Depositary Shares

The Bank of New York.

RECENT DEVELOPMENTS

China Mobile and China Unicom have a wide range of policies and procedures regarding customer service, quality control and other aspects of the wireless value-added services industry. As the industry has evolved over the last several years, the mobile operators have refined these policies to improve overall service quality. Also, the way such policies have been enforced as applied to third party service providers has changed in the past, and may do so again in the future. In particular, acting under the guidance of China’s Ministry of Information Industry, the mobile operators have recently begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. For example, the mobile operators have imposed severe penalties on other participants in this market for unauthorized broad distributions of SMS messages to users to promote their SMS services, known as “SMS pushes”, and for pornographic or other improper content. Penalties have included precluding such participants from offering certain services over a mobile operator’s network or from offering new services for a fixed period. We have not received any such service suspensions from the mobile operators, and we intend to continue to monitor the content of our SMS services to attempt to minimize the possibility that we could be deemed to have violated the mobile operators’ policies.

Furthermore, new billing systems for SMS services are being adopted on a province-by-province basis, which require users to make two confirmations to order services via the Internet, enable users to more easily cancel services and prevent service providers from billing inactive users for subscription-based services or billing users for more than one message if a single message is broken into multiple messages by the service provider for transmission. We believe that these new billing systems have limited, and will continue to tend to limit, the growth of our revenue from wireless value-added services.

China Mobile and China Unicom have also recently begun imposing various customer complaint thresholds on third party service providers such as our company. Violations of these policies can lead to monetary fines or service suspensions. The mobile operators’ guidelines for customer complaints are based on a series of highly vague principles, which vary from province to province. Thus, the actual thresholds, and punishments for violations, are to a large extent determined in the discretion of the provincial offices of the mobile operators and evolve over time, with a particular recent focus by them on:

•	inaccurate or opaque billing practices,

•	unauthorized SMS pushes, and

•	high numbers of complaints about the quality of specific services.

To minimize the possibility of violating these thresholds, we have strengthened our customer service team through additional hires and enhanced training to foster a proactive approach to address customer service needs in a timely manner. In addition, we have strict policies regarding our distribution of SMS pushes. Nonetheless, we have on occasion inadvertently violated the mobile operators’ policies (principally related to billing-related customer complaints and SMS push distributions). In the first nine months of 2004, monetary penalties totaling RMB1.6 million (US$197,000) have been imposed on us for exceeding such thresholds, though we cannot predict whether we will incur additional penalties, or service suspensions, in the future.

We may not be able to adequately respond to these developments or future changes in mobile operator policies, or changes in the manner in which such policies are enforced. Furthermore, because the mobile operators’ policies are in a state of flux and they are highly sensitive to customer complaints (even if the complaints may not have a bona fide basis), we cannot be certain that our business activities will always be deemed in compliance with those policies despite our efforts to so comply. Accordingly, we may be subject to monetary penalties or service suspensions or both, even for conduct which we believed to be permissible. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenue and profitability.

RISK FACTORS

Before you make an investment decision regarding the notes or the underlying ordinary shares, you should carefully consider all of the information contained in this prospectus or incorporated herein by reference.

Risks Related to the Offering of These Securities

One shareholder will have significant control over the outcome of shareholder votes after this offering.

As of June 30, 2004, our founder and Chief Architect, William Ding, beneficially owned approximately 50% of our outstanding ordinary shares. Assuming all the notes could be, and are, immediately converted into ordinary shares at the conversion price set forth on the cover page of this prospectus, he will beneficially own approximately 47.1% of our outstanding ordinary shares. Accordingly, Mr. Ding will continue to have significant control over the outcome of any corporate transaction or other matter submitted to our shareholders for approval, including mergers, consolidations and the sale of all or substantially all of our assets.

The price of our ADSs has been volatile historically and may continue to be volatile, which may make it difficult for holders to resell the notes, ordinary shares issuable upon conversion of the notes or ADSs representing such ordinary shares when desired or at attractive prices.

The trading price of our ADSs has been and may continue to be subject to wide fluctuations. During 2003, the closing sale prices of our ADSs on The Nasdaq National Market ranged from $10.10 to $72.00 per share and the last reported sale price on December 26, 2003 was $37.61. Our ADS price may fluctuate in response to a number of events and factors. In addition, the stock market in general, and the market prices for Internet-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. Because the notes are convertible into our ordinary shares and our ADSs represent ordinary shares, volatility or depressed prices for our ADSs could have a similar effect on the price of the notes and our ordinary shares. In addition, the existence of the notes may encourage short selling in our ADSs by market participants because the conversion of the notes could depress the price of our ADSs.

An active trading market for the notes or the ordinary shares issuable upon conversion does not yet exist and may never develop.

There currently is no active trading market for the notes or the ordinary shares issuable upon conversion of the notes and there can be no assurance as to:

•	the liquidity of any market for the notes or ordinary shares that may develop,

•	the ability of the holders to sell their notes or ordinary shares, or

•	the prices at which holders of the notes or ordinary shares would be able to sell their securities.

If active markets were to exist, the notes or ordinary shares issuable upon conversion could trade at prices higher or lower than their initial purchase prices depending on many factors. We do not intend to apply for listing of the notes or ordinary shares issuable upon conversion on any securities exchange or for quotation on The Nasdaq National Market.

If our registration statement covering resales of the notes and our ordinary shares issuable upon conversion of the notes is not effective or we have suspended its use, it may be difficult or impossible for a holder to resell the notes or ordinary shares.

The notes and our ordinary shares issuable upon conversion of the notes may be offered or sold only if:

•	an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws applies to the circumstances of the sale; or

•	a registration statement covering the resale of these securities is filed with the SEC and declared effective.

Although we are required to register resales of the notes and our ordinary shares issuable upon conversion of the notes for a period of time (this prospectus is a part of a registration statement filed by us to fulfill this requirement), the registration statement may not be available to holders at all times. We may suspend the use of this prospectus under during pending corporate developments, public filings with the Securities and Exchange Commission, or SEC, and similar events. While our ability to suspend the use of this prospectus is limited, we will be permitted to suspend the use of the prospectus for up to an aggregate of 120 days during any 12-month period under circumstances relating to possible acquisitions, financings or other similar transactions. Under such circumstances, it may be difficult or impossible for a holder to resell the notes or ordinary shares and the value and liquidity of the notes and ordinary shares may also be adversely affected.

Holders of our ordinary shares issued upon conversion of the notes will be required to satisfy certain requirements in order to deposit those ordinary shares for the issuance of ADSs, which may be costly and time consuming to them.

If holders wish to deposit their ordinary shares for the issuance of ADSs, they will be required to provide certain information to The Bank of New York, which is the depositary for our ADS program, in order to establish that the shares and the ADSs that will be issued upon the deposit will not be subject to any transfer restrictions as described under “Description of American Depositary Shares.” Specifically, The Bank of New York has informed us that it intends to require holders wishing to deposit ordinary shares issued upon conversion of the notes to provide evidence that:

•	the shares have been resold pursuant to an effective resale registration statement,

•	the shares have been resold in compliance with Rule 144 under the Securities Act, or

•	the exemption provided by Rule 144(k) under the Securities Act is available and we have removed the transfer restriction legend from the share certificate at the holder’s request.

In addition, The Bank of New York may require a legal opinion at the holder’s own expense that confirms the conditions above have been met. If the registration statement discussed above is not effective at the time of deposit of the ordinary shares, the value and liquidity of the holder’s investment could be materially adversely affected.

Fluctuations in the currency exchange rate between the U.S. dollar and the Renminbi could adversely affect the dollar value of our ADSs, and therefore of the notes and the ordinary shares issuable upon conversion of the notes, and any cash dividend declared on our ordinary shares.

Because holders of our ordinary shares and ADSs may elect to receive cash dividends, if any, in U.S. dollars, fluctuations in the exchange rate could also affect the value of any cash dividend declared in Renminbi and paid in U.S. dollars. In addition, because our revenue is primarily denominated in Renminbi, our valuation could be materially and adversely impacted by the devaluation of the Renminbi if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The notes are subordinated to any of our existing and future senior indebtedness and are effectively subordinated to all liabilities of our subsidiaries. Therefore, we may be unable to repay our obligations under the notes.

The notes will be unsecured and subordinated in right of payment in full to all of our existing and future senior debt. Because the notes are subordinated to our senior debt, in the event of:

•	our liquidation or insolvency,

•	a default in payment or other covenants of our designated senior debt, or

•	acceleration of the maturity date of the notes due to an event of default,

we will make payments on the notes only after our senior debt has been fully paid or has not been accelerated within 179 days. After paying our senior debt in full, we may not have sufficient assets remaining to pay any or all amounts due on the notes.

Our subsidiaries are separate legal entities and are not obligated to make any payments on the notes or make any funds available for payment on the notes, whether by dividends, loans or other payments. Dividend payments, loans and advances to us by our subsidiaries may be limited by contract or statute and depend upon the earnings of our subsidiaries. Our subsidiaries will not guarantee the payment of the notes. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization, and your right to participate in these assets, will be effectively subordinated to the claims of that subsidiary’s creditors. Consequently, the notes will be effectively subordinated to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any debt of such subsidiary senior to that held by us.

As of June 30, 2004, (i) we had approximately $100.0 million of outstanding debt and approximately $25.3 million of current liabilities and (ii) our subsidiaries had no outstanding indebtedness, other than intercompany indebtedness and other normal trade payables and liabilities. Neither we nor our subsidiaries are prohibited or limited under the Indenture for the notes from incurring debt or acting as guarantors of debt for others in whom we or our subsidiaries may have an interest. Our ability to pay our obligations on the notes could be adversely affected by our or our subsidiaries’ incurrence of indebtedness or other liabilities. We and our subsidiaries may from time to time incur indebtedness and other liabilities, including senior debt. See “Description of Notes—Subordination of Notes.”

We may not have the ability to repurchase the notes in cash if a holder exercises its repurchase right on the dates specified in this prospectus or upon the occurrence of a change of control or a delisting.

Holders of the notes have the right to require us to repurchase the notes on specified dates and upon the occurrence of a fundamental change, such as a change of control, or a delisting of our securities, prior to maturity as described under the headings “Description of the Notes—Repurchase of Notes at the Option of the Holder on Specified Dates,” “Description of the Notes—Repurchase at Option of a Holder Upon a Fundamental Change” and “Description of the Notes—Repurchase at Option of a Holder Upon a Delisting Event.” We may not have sufficient funds to make the required repurchase in cash at such time or the ability to arrange necessary financing on acceptable terms. In addition, our ability to repurchase the notes in cash may be limited by law or the terms of other agreements relating to our indebtedness outstanding at the time. Our failure to repurchase tendered notes would constitute an event of default under the Indenture for the notes, which might constitute a default under any other debt we may have. In such circumstances, or if a fundamental change would constitute an event of default under our senior indebtedness, the subordination provisions of the Indenture would possibly limit or prohibit payments to you.

The conditional conversion feature of the notes could result in you receiving less than the value of the ordinary shares into which a note is convertible.

The notes are convertible into our ordinary shares only if specified conditions are met. If the specific conditions for conversion are not met, you will not be able to convert your notes, and you may not be able to receive the value of the ordinary shares into which the notes would otherwise be convertible.

Sales of a significant number of ADSs in the public market, or the perception of such sales, could reduce the price of the notes and impair our ability to raise funds in new security offerings.

Sales of substantial amounts of our ADSs in the public market after this offering, or the perception that those sales may occur, could cause the market price of our ADSs to decline. Because the notes are convertible into ordinary shares only at a conversion price in excess of the reference price of our ordinary shares determined based on the applicable ADS trading price, such a decline in the market price of our ADSs may cause the value of the notes to decline.

You may face difficulties in protecting your interests, and our ability to protect our rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (2004 Revision) and common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the U.S., and provides significantly less protection to investors. Therefore, our shareholders may have more difficulties in protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States. As a result, our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States federal court may be limited.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended December 31,						For the Six Months Ended June 30,
	1998	1999	2000	2001	2002	2003	2004
Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	4.61	155	67.07

The ratio of earnings to fixed charges is calculated by dividing profit before tax by fixed charges. Fixed charges include interest costs and one-third of the rental expenses. We believe that one-third of the rental expenses is a reasonable approximation of the interest factor in the rental expenses. Due to our losses in the years ended December 31, 1999, 2000 and 2001, the ratios of earnings to fixed charges were less than 1:1 for those years. To achieve a coverage of 1:1 for those years, we would have had to generate additional earnings of RMB52.0 million, RMB169.3 million and RMB233.2 million, respectively.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements that may be of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including those related to:

•	the risk that we will not be able to continue to successfully monetize the user base of the NetEase Web sites and that revenues from our online games, as well as our wireless value-added and other fee-based premium services, will not continue to grow;

•	the risk that the online game market will not continue to grow or that we will not be able to maintain our position in that market;

•	the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which we are unable to offer attractive products and services;

•	our dependence on the mobile operators in China to provide our wireless value-added services to their customers, maintain accurate records and collect and remit to us our share of the revenues from these services;

•	the risk that we may not be able to continuously develop new and creative online games and wireless value-added services;

•	the risk that the online advertising market in China will not continue to grow and will remain subject to intense competition;

•	the risk that we will not be able to control our expenses in future periods;

•	possible charges which may be brought against our company by the SEC for potential violations of U.S. securities laws, including monetary penalties and legal fees;

•	our ability to develop and implement additional operational and financial systems to manage our operations;

•	the risk that current or future appointees to management are not effective in their respective positions;

•	the difficulty in locating and recruiting suitable candidates for middle and senior management positions;

•	governmental uncertainties, general competition and price pressures in the marketplace;

•	uncertainty as to future profitability and the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and

•	other risks outlined in our filings with the SEC, including our registration statement on Form F-1, as amended.

All forward-looking statements in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update or revise any of these forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

USE OF PROCEEDS

The proceeds from the sale of the notes and the ordinary shares offered by this prospectus are solely for the account of the selling securityholders named in this prospectus. Accordingly, we will not receive any proceeds from the sale of the notes or the ordinary shares offered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have not authorized any dealer, salesperson or other person to give any information or represent anything not contained in this prospectus. You should not rely on any unauthorized information. This prospectus does not offer to sell or buy any shares in any jurisdiction in which it is unlawful. The information in this prospectus is current as of the date on the cover. Our business, financial condition, results of operations and prospects may have changed since that date.

We file annual and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our ADSs are quoted on The Nasdaq National Market under the symbol “NTES.”

Certain of our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus, until this offering is completed. In addition, we will incorporate by reference some future reports on Form 6-K, but only to the extent specifically indicated in those reports. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 20-F (File No. 000-30666) for our fiscal year ended December 31, 2003 filed on June 29, 2004;

•	The description of our ordinary shares and American Depositary Shares, each representing 100 of our ordinary shares, set forth in our Registration Statement on Form 8-A, filed on March 27, 2000 and amended on June 28, 2000 (File No. 000-30666);

•	Our Current Report on Form 6-K (File No. 000-30666) filed on March 17, 2004;

•	Our Current Report on Form 6-K (File No. 000-30666) filed on April 14, 2004;

•	Our Current Report on Form 6-K (File No. 000-30666) filed on April 30, 2004;

•	Our Current Report on Form 6-K (File No. 000-30666) filed on July 8, 2004;

•	Our Current Report on Form 6-K (File No. 000-30666) filed on August 4, 2004; and

•	Our Current Report on Form 6-K (File No. 000-30666) filed on November 5, 2004.

You may request a copy of these filings, the indenture for the notes, the registration rights agreement or the form of note, at no cost, by writing to us at: Investor Relations, NetEase.com, Inc., 2/F, Tower B, Keeven International Research and Development Centre, No. 43 West Road North Third Ring Road, Haidian District, Beijing 100086, People’s Republic of China or by telephoning us at (86-10) 8211-0163.

PRICE RANGE OF AMERICAN DEPOSITARY SHARES

ADSs, each representing 100 of our ordinary shares, have been listed on The Nasdaq National Market since June 30, 2000. Our ADSs trade under the symbol “NTES.” Trading in our ADSs was suspended by The Nasdaq National Market from September 4, 2001 until January 2, 2002.

For the year ended December 31, 2000 (June 30, 2000 through December 31, 2000), the high and low price of our ADSs on Nasdaq has ranged from $17.25 to $2.75. For the year ended December 31, 2001 (January 1, 2001 through September 4, 2001), the high and low price of our ADSs on Nasdaq has ranged from $3.28125 to $0.51. For the year ended December 31, 2002, the high and low price of our ADSs on Nasdaq has ranged from $13.74 to $0.65. For the year ended December 31, 2003, the high and low price of our ADSs on Nasdaq has ranged from $72.00 to 10.10.

The following table provides the high and low sale prices for our ADSs on The Nasdaq National Market for (1) each quarter in the three most recent financial years and (2) each of the most recent eleven months. On November 30, 2004, the last reported sale price for our ADSs was $52.92 per ADS.

	Sales Price
	High	Low
Quarterly highs and lows
First Quarter 2001	$3.28125	$1.00
Second Quarter 2001	2.45	1.12
Third Quarter 2001 (until September 4, 2001)	1.55	0.52
Fourth Quarter 2001	Trading	Suspended
First Quarter 2002	1.47	0.65
Second Quarter 2002	1.57	0.67
Third Quarter 2002	3.65	1.40
Fourth Quarter 2002	13.74	1.80
First Quarter 2003	17.90	10.10
Second Quarter 2003	37.35	14.34
Third Quarter 2003	69.20	33.90
Fourth Quarter 2003	72.00	35.26
Monthly highs and lows
January 2004	49.74	37.13
February 2004	53.72	39.89
March 2004	58.49	44.27
April 2004	57.17	40.50
May 2004	45.22	35.72
June 2004	48.93	40.30
July 2004	41.22	30.22
August 2004	38.26	28.15
September 2004	40.96	33.27
October 2004	46.51	36.90
November 2004	53.41	47.86

EXCHANGE RATE INFORMATION

We have published our financial statements in Renminbi and our business is currently conducted in and from China in Renminbi. The conversion of Renminbi into U.S. dollars in this prospectus is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. For your convenience, and except as otherwise noted, this prospectus contains translations of some Renminbi or U.S. dollar amounts for 2003 at US$1.00: RMB8.2776, which was the prevailing rate on June 30, 2003. The prevailing rate at November 29, 2004 was US$1.00: RMB8.2765. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The Chinese government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade.

The following table sets forth the average buying rate for Renminbi expressed as per one U.S. dollar for the years 1998, 1999, 2000, 2001 and 2002, and 2003.

Period	Renminbi Average (1)
1998	8.2969
1999	8.2785
2000	8.2784
2001	8.2772
2002	8.2772
2003	8.2771

(1)	Determined by averaging the rates on the last business day of each month during the relevant period.

The following table sets forth the high and low exchange rates for Renminbi expressed as per one U.S. dollar during the past six months.

	Renminbi Average
Month Ended	High	Low
June 30, 2004	8.2768	8.2766
July 31, 2004	8.2769	8.2766
August 31, 2004	8.2770	8.2766
September 30, 2004	8.2768	8.2766
October 31, 2004	8.2768	8.2765
November 30, 2004	8.2765	8.2764

DIVIDEND POLICY

We have never declared or paid any cash dividends on our ordinary shares, but it is possible that we may declare dividends in the future. We have historically retained earnings to finance operations and the expansion of our business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, operating results, capital requirements and such other factors as the board of directors deems relevant. Our payment of certain dividends may cause an adjustment to the number of ordinary shares or amount of cash you receive upon conversion of the notes as described under “Description of Notes—Conversion Rights.”

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2004. This table should be read in conjunction with the information set forth under the caption “Selected Consolidated Financial Data” and our financial statements and related notes, which are included in our annual report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference in this prospectus. The table below does not reflect any changes occurring after June 30, 2004.

	As of June 30, 2004
	(in RMB)	(in US$)
	(Unaudited)	(Unaudited)
Cash and cash equivalents (1)	1,701,262,501	205,550,891

Long-term liabilities:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	827,660,000	100,000,000
Other long-term liabilities	11,636,497	1,405,952

	839,296,497	101,405,952

Shareholders’ equity (2):
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,166,679,789 shares issued and outstanding as of June 30, 2004	2,620,946	316,670
Additional paid-in capital	1,015,935,016	122,747,870
Statutory reserves	33,699,834	4,071,700
Deferred compensation	(41,505)	(5,015)
Translation adjustments	210,838	25,474
Retained earnings	53,543,051	6,469,208

Total shareholders’ equity	1,105,968,180	133,625,907

Total capitalization	1,945,264,677	235,031,859

Note:	Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB8.2766 as of June 30, 2004 (the last business day of the month) in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on June 30, 2004, or at any other rate.
(1)	As of June 30, 2004, the Company had invested RMB248.7 million (US$30.1 million) in held-to-maturity investments which amount was not classified as cash and cash equivalents.
(2)	Outstanding ordinary shares does not include (i) options to purchase 122,936,200 ordinary shares outstanding under our stock option plan at a weighted average exercise price of US$0.0961 per ordinary share, and 243,982,324 additional shares available for grant under our Amended and Restated 2000 Stock Incentive Plan as of June 30, 2004 and (ii) 210,000,000 ordinary shares reserved for issuance upon conversion of the notes.

SELECTED CONSOLIDATED FINANCIAL DATA

The following data for the six months ended June 30, 2003 and June 30, 2004 and as of December 31, 2003 and June 30, 2004 have been derived from our unaudited condensed consolidated financial statements for the six months ended June 30, 2003 and 2004 and our audited financial statements as of December 31, 2003, which, in our opinion, include all adjustments consisting of normal recurring adjustments necessary for a fair presentation of the results of the unaudited interim period, and should be read in conjunction with those statements, which are included in this prospectus beginning on page F-1 and incorporated by reference into this prospectus.

	For the Six Months Ended
	June 30, 2003	June 30, 2004	June 30, 2004
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Statement of Operations Data:

Revenues:
Online game services	72,315,112	250,847,743	30,308,067
Wireless value-added and other fee-based premium services	148,960,806	100,830,501	12,182,599

Advertising services	32,821,080	75,337,188	9,102,432

	254,096,998	427,015,432	51,593,098
Business tax	(12,704,850)	(23,714,239)	(2,865,215)

Net revenues	241,392,148	403,301,193	48,727,883
Cost of revenues	(42,104,054)	(80,679,110)	(9,747,857)

Gross profit	199,288,094	322,622,083	38,980,026

Operating expenses:
Selling and marketing expenses	(23,125,683)	(50,847,337)	(6,143,505)
General and administrative expenses	(26,429,305)	(47,725,467)	(5,766,313)
Research and development expenses	(8,286,157)	(15,628,857)	(1,888,319)

Total operating expenses	(57,841,145)	(114,201,661)	(13,798,137)

Operating profit	141,446,949	208,420,422	25,181,889
Other income (expenses):
Investment income	—	1,917,059	231,624
Interest income	3,646,491	8,619,711	1,041,456
Interest expense	—	(1,965,702)	(237,501)
Other, net	5,673,376	552,800	66,791

Profit before tax	150,766,816	217,544,290	26,284,259
Income tax	(6,064,414)	(15,339,661)	(1,853,377)

Net profit	144,702,402	202,204,629	24,430,882

Other comprehensive income Currency translation adjustment	(18,072)	—	—

Comprehensive income	144,684,330	202,204,629	24,430,882

Net earnings per share, basic	0.05	0.06	0.01

Net earnings per ADS, basic	4.64	6.43	0.78

Net earnings per share, diluted	0.04	0.06	0.01

Net earnings per ADS, diluted	4.47	6.19	0.75

Weighted average number of ordinary shares outstanding, basic	3,118,601,020	3,143,613,930	3,143,613,930

Weighted average number of ADS outstanding, basic	31,186,010	31,436,139	31,436,139

Weighted average number of ordinary shares outstanding, diluted	3,237,539,818	3,264,082,971	3,264,082,971

Weighted average number of ADS outstanding, diluted	32,375,398	32,640,830	32,640,830

Note: Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB8.2766 as of June 30, 2004 (the last business day of the month) in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on June 30, 2004, or at any other rate.

	December 31, 2003	June 30, 2004	June 30, 2004
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
Balance Sheet Data:
Assets

Current assets:
Cash	1,356,069,544	1,701,262,501	205,550,891
Held-to-maturity investments	332,093,546	248,743,281	30,053,800
Accounts receivable, net	—	78,228,436	9,451,760
Prepayments and other current assets	19,749,369	41,596,185	5,025,757
Due from related parties, net	15,182,589	9,000,000	1,087,403
Deferred tax assets	9,669,543	4,834,771	584,149

Total current assets	1,732,764,591	2,083,665,174	251,753,760

Non-current assets:
Rental deposit	1,430,544	1,869,070	225,826
Property, equipment and software, net	40,410,264	60,846,415	7,351,620
Deferred assets	12,086,693	8,166,586	986,708

Total assets	1,786,692,092	2,154,547,245	260,317,914

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	10,738,090	19,791,216	2,391,225
Salary and welfare payable	17,405,624	24,537,737	2,964,712
Taxes payable	15,976,342	43,550,206	5,261,847
Deferred revenue	—	101,473,355	12,260,271
Accrued liabilities	11,698,761	19,930,054	2,408,000
Due to a related party, net	21,947,411	—	—

Total current liabilities	77,766,228	209,282,568	25,286,055

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023	827,670,000	827,660,000	100,000,000
Other long-term payable	231,449	11,636,497	1,405,952

Total long-term liabilities	827,901,449	839,296,497	101,405,952

Total liabilities	905,667,677	1,048,579,065	126,692,007

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003, and 3,166,679,789 shares issued and outstanding as of June 30, 2004	2,589,756	2,620,946	316,670
Additional paid-in capital	993,254,740	1,015,935,016	122,747,870
Statutory reserves	33,699,834	33,699,834	4,071,700
Deferred compensation	(69,175)	(41,505)	(5,015)
Translation adjustments	210,838	210,838	25,474
Retained earnings/(Accumulated deficit)	(148,661,578)	53,543,051	6,469,208

Total shareholders’ equity	881,024,415	1,105,968,180	133,625,907

Total liabilities and shareholders’ equity	1,786,692,092	2,154,547,245	260,317,914

Note: Translations of amounts from RMB into U.S. dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00=RMB8.2766 as of June 30, 2004 (the last business day of the month) in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate on June 30, 2004, or at any other rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our unaudited condensed consolidated financial statements and their related notes included in this prospectus. This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding our expectations, beliefs, intentions or future strategies that are signified by the words “expect,” “anticipate,” “intend,” “believe,” or similar language. All forward-looking statements included in this prospectus are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

OPERATING RESULTS

Overview

NetEase.com, Inc. is a leading Internet technology company in China. Our innovative online communities and personalized premium services, which allow registered users to interact with other community members, have established a large and stable user base for the NetEase Web sites which are operated by our affiliate, Guangzhou NetEase. As of June 30, 2004, we had registered an accumulated total of approximately 232 million accounts, and our average daily page views exceeded 386 million for the month ended June 30, 2004.

During the six-months ended June 30, 2004, we continued to develop our online games, wireless value-added services and other fee-based premium services. We also believe that advertising will continue to be one of our significant revenue sources for the foreseeable future, but we anticipate that the revenues generated by these fee-based premium services and online entertainment services will continue to constitute the major portion of our future revenues.

We achieved a net profit of RMB202.2 million (US$24.4 million) for the six-months ended June 30, 2004 and generated positive operating cash flows of RMB263.4 million (US$31.8 million) during the period. We recorded an accumulated deficit of RMB293.1 million as of June 30, 2003 and a retained profit of RMB53.5 million (US$6.5 million) as of June 30, 2004.

Our Corporate Structure

NetEase.com, Inc. was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company in China. As of June 30, 2004, we had four major directly wholly owned subsidiaries, NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai, and NetEase Interactive Entertainment Limited, or NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive. As of June 30, 2004, we also had two wholly owned subsidiaries, NetEase (U.S.) Inc., or NetEase US, and Guangzhou Boguan Telecommunication Technology Limited, or Boguan, which were inactive during the six-months ended June 30, 2004.

NetEase Beijing, NetEase Shanghai, Boguan and Guangzhou Interactive were established in China on August 30, 1999, May 14, 2000, December 8, 2003 and October 15, 2002, respectively. NetEase US was established in the U.S. on September 10, 1999. NetEase Interactive was established in the British Virgin Islands on April 12, 2002.

NetEase.com, Inc. conducts its business in China through its wholly owned subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as SMS. In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, NetEase.com, Inc. and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain affiliated companies, namely Guangzhou NetEase, Guangyitong Advertising and Ling Yi. These affiliated companies are considered “variable interest entities” for accounting purposes (see “—Basis of Presentation” below), and are referred to collectively in this section as “VIEs.”

Guangzhou NetEase is a limited liability company organized under the laws of China and is 90% owned by our principal shareholder, William Lei Ding. Guangzhou NetEase has been approved by the Chinese authorities to operate as an Internet content provider and operates the NetEase Web sites. Guangzhou NetEase’s 80% owned subsidiary, Guangyitong Advertising, is licensed by the Chinese authorities to operate an advertising business and engages in Internet-related advertising design, production and dissemination. Ling Yi, which was formed in October 2003, is also a limited liability company organized under the laws of China and is 90% owned by our principal shareholder. Ling Yi has also been approved to operate as an Internet content provider. During the six-months ended June 30, 2004, this company earned revenue relating to WAP services, which represented an insignificant portion of our wireless value-added services revenue.

The revenues earned by our VIEs largely flows through to us pursuant to our contracts with them. We currently derive all our online games and wireless value-added and other fee-based premium services revenues from fees earned pursuant to our agreements with our VIEs. We provide Internet portal and e-commerce technologies and technical services to each of Guangzhou NetEase and Ling Yi and pay certain operating costs they incur in operating their businesses in exchange for service fees. The service fee that we charge Guangzhou NetEase includes substantially all of the online games, wireless value-added and other fee-based premium services revenues recognized by Guangzhou NetEase, net of a 3.3% or 5.5% business tax and certain surcharges that apply to this revenue. The service fee that we charge Ling Yi includes substantially all of the wireless value-added services revenues recognized by Ling Yi, net of a 3.3% business tax and certain surcharges that apply to these revenues.

We currently derive all our advertising services revenues from fees we earn from Guangyitong Advertising. We have entered into an agreement with Guangyitong Advertising under which we are the exclusive provider of advertising-related technical consulting services to it and under which we receive a service fee. The service fee that we charge includes substantially all of the advertising revenues of Guangyitong Advertising less all of the accrued expenses incurred by Guangyitong Advertising, and net of a 5.5% business tax, a 3% cultural development fee and certain surcharges that apply to these revenues.

Basis of Presentation

On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). These interpretations address financial reporting for entities over which control is achieved through a means other than voting rights. According to the requirements of FIN 46 and FIN 46-R, we have evaluated our relationships with the previously unconsolidated affiliated companies Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi. We have concluded that NetEase.com, Inc. is the primary beneficiary of these VIEs. Accordingly, we adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 1, 2004 and Ling Yi from May 17, 2004.

When reading this prospectus, please note that “revenues,” as reported in the unaudited condensed consolidated financial statements for the six-months ended June 30, 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), are equivalent to “net revenues,” as reported in the unaudited condensed consolidated financial statements for the six-months ended June 30, 2004 (after the adoption of FIN 46 and consolidation of our VIEs). Both “revenues” in 2003 and “net revenues” in 2004 represent gross revenues from final customers, net of business tax payable by our VIEs.

Revenues

Our total net revenues for the six-months ended June 30, 2004 were RMB403.3 million (US$48.7 million) as compared with our total revenues of RMB254.1 million for the corresponding period a year ago. We generate our revenues from provision of online games, wireless value-added and other fee-based premium services, and advertising services. Through our predecessor company, in mid-1998, we changed our business model from a software developer to an Internet technology company. In July 1999, we began to offer e-commerce platforms and to provide online auction services in China through Guangzhou NetEase. Thereafter, we operated a co-branded auction Web site with EachNet which was ultimately terminated in July 2002, at which time we restarted our own online auction platform providing free auction services to our registered users until June 2003. In 2001, we also began focusing on fee-based premium services and online entertainment services, including online games, wireless value-added services, premium e-mail services and other subscription-type services.

Other than revenues from our VIEs, Guangzhou NetEase and Guangyitong Advertising, no customer individually accounted for greater than 10% of our total revenues for the six-months ended June 30, 2003. For the six-months ended June 30, 2004, we have consolidated Guangzhou NetEase, Guangyitong Advertising and Ling Yi, and no third party customer individually accounted for greater than 10% of our total revenues for the period. However, we have separate, stand-alone contractual relationships with the national, provincial and local offices or affiliates of China Mobile (and on occasion, with the provincial offices of China Unicom) for the provision of our wireless value-added services. If our revenue from these various contractual relationships with respect to China Mobile are aggregated, then China Mobile, as a whole, accounted for approximately 17.4% of our total net revenues for the six-months ended June 30, 2004.

Online Games

We derive all our online game revenues from fees earned by Guangzhou NetEase. Guangzhou NetEase receives all of its online game revenues from customers through the sale of prepaid point cards. Customers can purchase physical prepaid point cards in different locations in China, including Internet cafes, software stores, convenience stores and bookstores, or can purchase prepaid points from vendors who register the points in our system. A small portion of our customers also purchase “virtual” prepaid cards online via credit cards or bank transfers, and receive the prepaid point information over the Internet. Customers can use the points to play our online games and use our other fee-based services. We recognize revenues from the sale of prepaid points as the points are used by customers.

We develop our own proprietary online games, as well as license games from third party developers. We expect that we will face increasing competition as online game providers in China and abroad (mainly from South Korea and, to a lesser extent, from the United States) expand their presence in the Chinese market or enter it for the first time.

Wireless Value-Added and Other Fee-based Premium Services

We derive all our wireless value-added and other fee-based premium services revenues from fees earned by Guangzhou NetEase and Ling Yi. Guangzhou NetEase and, to a much lesser extent, Ling Yi receive wireless value-added services revenue which is currently predominantly derived from providing to our customers value-added services through SMS. These SMS services include delivery of news and other requested information such as stock quotes and e-mails, ringtone and logo downloads to customers’ mobile phones, participation in matchmaking and friend-finding communities and various other related services that the mobile phone customers of China Mobile and China Unicom can access. We experienced increasing competition in the SMS market in 2003 and the first half of 2004, which contributed in part to the overall decline in our wireless value-added services revenues starting in the third quarter of 2003. In addition, acting under the guidance of China’s Ministry of Information Industry, the mobile operators have recently begun enforcing their customer service policies more rigorously than in the past and have initiated steps to improve customer service. These new policies facilitate the cancellation of wireless value-added monthly subscription services which are no longer needed by the user, and concurrently make it more complicated for mobile phone users to order and receive new wireless value-added services by requesting the mobile phone users to send a re-confirmation SMS message using their mobile phones to the service providers confirming the services they ordered through the Internet. The first measure we believe has led to an increased churn rate of users of our wireless value-added services and the second measure we believe has led to the slowdown in the growth rate of our new subscribers.

We are also focusing on developing services which utilize emerging wireless technologies. For example, in April 2003, we started to offer MMS under a cooperative agreement with China Mobile. We also provide WAP services to China Mobile’s and China Unicom’s users. Furthermore, we have recently developed IVRS, which are a new category of wireless value-added services that allow users to access prerecorded information from their mobile phones and to interact with other users through voice chat simply by dialing specially designated IVRS phone numbers and responding to menu options. We expect that our revenues derived from new services we develop that are compatible with these and new wireless technologies will represent a larger portion of our wireless value-added services revenues in the future as these technologies become more widely available and adopted. However, we cannot be certain that these technologies or the services we develop for them will be successful, and we expect to see increasing competition in this area.

Other premium services include online fee-based premium services and post-contract customer support and corporate solution services. Our online fee-based premium services, supplied to registered users of the NetEase Web sites, include premium e-mail, premium matchmaking and dating services and premium personal homepage hosting. We also receive a small amount of revenues from provision of post-contract customer support, provision of corporate solutions to customers in connection with their purchase of servers and computer equipment, development of software and custody and maintenance of servers. This type of corporate solutions revenues constituted only 0.06% and nil of our net revenues for the six-months ended June 30, 2003 and 2004, respectively, and we expect this category of revenues to remain immaterial to our business in the future.

Advertising Services

We derive virtually all our advertising services revenues from fees we earn from advertisements placed on the NetEase Web sites by Guangyitong Advertising. Revenues from advertising services constituted 12.9% of total revenues for the six-months ended June 30, 2003 and net revenues from advertising services constituted 17.1% of total net revenues for the six-months ended June 30, 2004.

We expect that the online advertising market in China will continue to grow as Internet usage in China increases and as more companies, in particular China-based companies in a variety of industries, accept the Internet as an effective advertising medium.

Seasonality of revenues

Historically, advertising revenues have followed the same general seasonal trend throughout each year with the first quarter of the year being the weakest quarter due to the Chinese New Year holiday and the traditional close of advertisers’ annual budgets and the fourth quarter as the strongest. Usage of our wireless value-added services and online games has generally increased around the Chinese New Year holiday and other Chinese holidays, in particular winter and summer school holidays.

Cost of Revenues

Online Games

Cost of revenues for our online games consist primarily of staff costs (in particular remuneration to employees known as the “Game Masters” who are responsible for the daily co-ordination and regulation of the activities inside our games’ virtual worlds), monthly franchise fees paid to a Korean licensor for one of our online games (calculated based on the net amount of revenues we earned from operating the game according to a licensing agreement), advertising fees paid to celebrity spokespersons and revenue sharing expenses paid to third party promoters of our online game titles.

In addition, cost of revenues for our online games also includes that portion of bandwidth and server custody fees and depreciation and amortization of computers and software, attributable to our online games business. Our subsidiaries and VIEs have network servers co-located in facilities owned by China Telecom’s and China Netcom’s affiliates, for which we pay custody fees to China Telecom and China Netcom.

Wireless Value-Added and Other Fee-based Premium Services

Cost of revenues related to our wireless value-added and other fee-based premium services consists primarily of staff costs (principally compensation expenses for our e-commerce and editorial professionals) and content fees, as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software attributable to the provision of wireless value-added and other fee-based premium services. We pay content fees to third party partners for the right to use proprietary content developed by them, such as ringtones and logos. We also pay content fees to newspaper and magazine publishers for the right to use their proprietary content, such as headline news and articles.

For the six-months ended June 30, 2003, cost of revenues for these services also included referral fees paid to third party Web sites. This referral program, under which we shared a portion of the revenue generated from new customers of our wireless value-added services with the third party Web sites that referred them to us, commenced to operate at the beginning of 2003 and ended at the end of the second quarter of 2003 pursuant to a new policy instituted by China Mobile. The amount paid to the third party Web sites during the six-months ended June 30, 2003 totaled approximately RMB7.4 million (US$0.9 million).

China Mobile also charges us on occasion for our inadvertent contravention of its customer service policies, which charges are recognized by us as cost of revenues. It is possible that China Unicom could also impose similar charges on us in the future.

Advertising Services

Cost of revenues related to our advertising services consists primarily of staff costs for editors of the various content channels for the NetEase Web sites and content fees paid to content providers for the NetEase Web sites as well as that portion of bandwidth and server custody fees, depreciation and amortization of computers and software attributable to the provision of advertising services.

Operating Expenses

Operating expenses primarily include selling and marketing expenses, general and administrative expenses and research and development expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of salary and welfare expenses and compensation costs for our sales and marketing staff, as well as marketing and advertising expenses.

General and Administrative Expenses

General and administrative expenses consist primarily of salary and welfare expenses and compensation costs for our general administrative and management staff; office rental; legal, professional and consultancy fees; bad debt expenses; recruiting expenses; travel expenses and depreciation charges.

Research and Development Expenses

Research and development expenses consist principally of salary and welfare expenses and compensation costs for our research and development professionals. For the six-months ended June 30, 2004, such expenses also included licensing and training fees paid to a third party developer of a 3-D game engine to be used in our future online games.

Share Compensation Cost

In December 1999, we adopted a stock incentive plan, called the 1999 Stock Option Plan, for our employees, senior management and advisory board. In 2000, we replaced the 1999 Stock Option Plan with a new stock option plan, called the 2000 Stock Option Plan. The 2000 Stock Option Plan was subsequently amended and restated in May 2001. Since the 2000 Stock Option Plan was adopted, we granted options to our employees, directors, consultants, a member of our advisory board and certain members of our senior management under that plan. The vesting periods for these options generally range from two years to four years. In addition, certain of the options granted were cancelled as a result of the resignation of these personnel.

For the six-months ended June 30, 2003 and 2004, we recorded share compensation cost of approximately RMB0.3 million and RMB27,670 (US$3,343), respectively. This cost has been allocated to (i) general and administrative expenses and (ii) research and development expenses, depending on the functions for which these personnel and employees are responsible.

As of June 30, 2004, deferred compensation cost relating to share option grants in 2003 or prior years amounted to RMB41,505 (US$5,015), which is to be amortized and charged to expense in subsequent periods. We may also incur additional share compensation cost in the remainder of 2004 or thereafter as a result of the possible recruitment of additional management personnel and the granting of new share options to these personnel and other members of our staff.

Income Taxes

Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gain. However, our revenues are primarily derived from our Chinese subsidiaries and VIEs. Chinese companies are generally subject to a 30% national enterprise income tax, or EIT, and a 3% local income tax. Our subsidiary, NetEase Beijing, received the relevant approval to be recognized as a “New and High Technology Enterprise.” According to the approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2000 to 2002, a 50% reduction in EIT (i.e. an EIT rate of 7.5%) from 2003 to 2005, and a full exemption from the local tax from 2000 onwards. However, such preferential tax treatment may be subject to review by higher authorities. If such preferential tax treatment was not available to NetEase Beijing, it would be subject to the normal tax rate of 30% EIT and a 3% local tax.

NetEase Shanghai is subject to EIT at the rate of 30% plus a local tax of 3%.

Guangzhou Interactive received the relevant approval to be recognized as a “New and High Technology Enterprise”. According to the approval granted by the Guangzhou State Tax Bureau in December 2003, Guangzhou Interactive is fully exempted from EIT in 2003 and 2004. In addition, Guangzhou Interactive received the relevant certification to be recognized as a “Software Enterprise” in June 2004 which entitles Guangzhou Interactive to pay a reduced EIT rate of 15% from 2005 to 2007. If such preferential tax treatment was not available to Guangzhou Interactive, it would be subject to the normal tax rate of 30% EIT and a 3% local tax.

Guangzhou NetEase, Guangyitong Advertising and Ling Yi are Chinese domestic enterprises and are generally subject to EIT at the rate of 30% plus a local tax of 3%.

If the activities of NetEase.com, Inc. constitute a permanent establishment in China, the income it earns in China would also be subject to a 30% EIT and 3% local income tax. Income of our company that is not connected to a permanent establishment in China would be subject to a 10% withholding tax on gross receipt from profit, interest, rentals, royalties and other income earned in China. Dividends from NetEase Beijing to our company are exempt from Chinese withholding tax.

NetEase Beijing, NetEase Shanghai and Guangzhou Interactive are also subject to business tax on their revenues derived from services, which is generally 5%. Guangzhou NetEase, Guangyitong Advertising and Ling Yi in general are subject to business tax at 5.5% on their revenues, except for revenues derived from wireless value-added services which are subject to business tax at 3.3%. In addition, Guangyitong Advertising is subject to a further cultural development fee at 3% on its Internet advertising fees. Before these VIEs were consolidated beginning on January 1, 2004, these taxes effectively reduced the revenues we derived from them.

Subject to the approval of the relevant tax authorities, NetEase Shanghai had total tax loss carryforwards of approximately RMB14.7 million (US$1.8 million) as of June 30, 2004 for EIT purposes. Approximately RMB2.6 million (US$0.3 million) and RMB12.1 million (US$1.5 million) of such losses will expire in 2006 and 2007, respectively.

The above tax loss carryforwards give rise to deferred tax assets totaling RMB4.8 million (US$0.6 million) as of June 30, 2004.

Critical Accounting Policies and Estimates

The preparation of financial statements often requires the selection of specific accounting methods and policies from several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our unaudited condensed consolidated balance sheet, the revenues and expenses in our unaudited condensed consolidated statement of operations and the information that is contained in our significant accounting policies and notes to the unaudited condensed consolidated financial statements. Management bases its estimates and judgments on historical experience and various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following are some of the more critical judgment areas in the application of our accounting policies that affect our financial condition and results of operation.

Critical Accounting Policies and Estimates Regarding Revenue Recognition

Online Games and Wireless Value-Added and Other Fee-Based Premium Services

We provide online games and wireless value-added and other fee-based premium services through Guangzhou NetEase and Ling Yi. Our subsidiaries, NetEase Beijing and Guangzhou Interactive, have entered into agreements with Guangzhou NetEase and Ling Yi to provide technical consulting services in connection with those services. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees to which NetEase Beijing and Guangzhou Interactive are entitled for the technical consulting services provided to Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi which occurred upon our adoption of FIN 46, these arrangements allowed our subsidiaries to fully accrue all of the online games and wireless value-added and other fee-based premium services revenues recognized by Guangzhou NetEase and Ling Yi. Accordingly, prior to such consolidation, we recognized revenues from online games and wireless value-added and other fee-based premium services at the same time Guangzhou NetEase and Ling Yi recognized their revenues based on the recognition policies described below. The results of Guangzhou NetEase and Ling Yi have been consolidated into our financial statements since January 1, 2004 and May 17, 2004, respectively. Our revenue recognition policies for these services are as follows:

•	Online Game Services. We sell prepaid point cards to the end customers who may use the points on such cards for online game services provided by us. We recognize the related revenue when the registered points are consumed for our online game services. We effectively charge players according to their playtime of our online game services.

•	Wireless Value-Added Services. A substantial portion of our revenue from wireless value-added services is derived from activities related to SMS. Such revenues represent our share of the revenues under cooperative arrangements with the mobile phone operators in China, net of the amounts retained by the mobile phone operators for their services performed. We recognize revenues under these cooperative arrangements in the month in which the services are performed based on the monthly confirmations from the mobile phone operators for the service period when the message or content is delivered. When a confirmation has not been received from a mobile phone operator at the national, provincial or local level prior to the date we intend to release our quarterly earnings announcements, we estimate the revenues which are applicable to the services provided through that operator. We also estimate the number of messages sent by us to users that resulted in billing and transmission failures for which we are not paid by the user and which we cannot independently track. We then recognize the estimated revenues, net of estimated billing and transmission failures.

•	Other Fee-Based Premium Services. Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting and premium greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized on a straight-line basis over the period in which the services are provided.

Advertising Services

We provide advertising services through Guangyitong Advertising. NetEase Beijing has entered into agreements with Guangyitong Advertising which allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising. Prior to the consolidation of Guangyitong Advertising which occurred upon our adoption of FIN 46, these arrangements allowed NetEase Beijing to fully accrue all of the advertising revenues recognized by Guangyitong Advertising, less all of the accrued expenses incurred by Guangyitong Advertising. Accordingly, prior to such consolidation, we recognized revenues from advertising services at the same time Guangyitong Advertising recognized the revenues based on the recognition policy described below. The results of Guangyitong Advertising have been consolidated into our financial statements since January 1, 2004. Our revenue recognition policy for these services is as follows:

We derive advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

Our obligations may include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, we defer recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

Online Shopping Mall

We originally launched our online shopping mall platform in July 2000 through Guangzhou NetEase. As of June 30, 2004, this online shopping mall had 15 “online storefronts” with stores being operated by the merchant tenants themselves. For the six-months ended June 30, 2003 and 2004, we received fixed service fees from all merchants and recognized revenues ratably over the period of the contracts.

Barter Transactions

Effective from January 20, 2000, we have adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by us only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

During the six-months ended June 30, 2003 and 2004, we engaged in some advertising barter transactions for which the fair value was not determinable within the limits of EITF Issue No. 99-17, and therefore no revenues or expenses derived from these barter transactions were recognized. These transactions primarily involved exchanges of advertising services rendered by us for advertising, promotional benefits and information content provided by the counterparties.

There was no revenue and expense derived from barter transactions during the six-month periods ended June 30, 2003 and 2004.

Other Critical Accounting Policies and Estimates

Deferred Tax Valuation Allowance

Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and the extent to which deferred tax assets can be recognized. We consider all relevant factors that are material to our business, including positive indicators (such as an improved profitability outlook, an indication of market acceptance of our services, and industry statistics signaling continued growth in the market for our services) and certain negative indicators (such as an increase in competition and industry risk such as our dependency on relationships with the mobile operators in China). A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax assets will not be realized. There can be no assurance that NetEase Shanghai will be able to utilize all the net operating loss carryforwards before their expiration.

Subject to the approval of the relevant tax authorities, NetEase Shanghai had total tax loss carryforwards of approximately RMB14.7 million (US$1.8 million) as of June 30, 2004 for EIT purposes. As discussed under “Six-Months Ended June 30, 2004 Compared to Six-Months Ended June 30, 2003—Deferred Tax Valuation Allowance,” we have determined that it was more likely than not that we would be able to take advantage of all of our tax loss carryforwards from the prior fiscal years before their expiration.

Depreciation

We depreciate our computer equipment, software and other assets (other than leasehold improvements) on a straight-line basis over their estimated useful lives, which range from one to five years. We depreciate leasehold improvements, which are included in our operating expenses, on a straight-line basis over the lesser of the relevant lease term or their estimated useful lives.

Allowances for Doubtful Accounts

We maintain allowances for doubtful accounts receivable based on various information, including aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis. We also make specific provisions for bad debts if there is strong evidence showing that the debts are likely to be irrecoverable. We have adopted a general provisioning policy for doubtful debts for our trade receivable balances. We provide for 80%, in the case of direct customers, and 50% in the case of advertising agents, of the outstanding trade receivable balances overdue for more than six months. We provide for 100% in the case of all parties for outstanding trade receivable balances overdue for more than one year. In addition to the general provisions for trade receivables, we also make specific bad debt provisions for problem account receivable balances.

Litigation Reserve

The principal litigation to which we are a party, or which is threatened against us, is as follows:

In January 2003, Guangzhou NetEase was named in a copyright infringement lawsuit in China, and the plaintiffs have claimed damages of US$1.0 million.

In addition, as previously disclosed by us, the staff of the SEC has been conducting an investigation related to our restatement of our financial statements for the year ended December 31, 2000. We subsequently announced that we received a “Wells notice” from the SEC staff on March 15, 2004, which states that the staff intends to recommend that the SEC bring a civil injunctive action against our company for alleged violations of the federal securities laws, which action we believe will be in connection with the circumstances relating to the restatement. We cannot predict at this time whether the SEC will bring charges against our company, or if it does, the scope of such charges and the likelihood of our successfully defending any such action.

No material litigation reserve existed as of June 30, 2004 because management believed, and continues to believe, that the ultimate resolution of the foregoing actual and potential claims will not result in any material financial impact on our company.

Repurchase of Shares

On July 4, 2003, we entered into an agreement with affiliates of The News Corporation Limited (“Newscorp”) to repurchase 27,142,000 of our ordinary shares held by one of Newscorp’s affiliates. The transaction was completed in July 2003. Under the agreement, we paid Newscorp a net aggregate amount of approximately US$4.6 million, and the right of Newscorp and its affiliates to a certain amount of advertising on NetEase’s Web sites which had been granted under a strategic cooperation agreement between the parties was waived. In accordance with the agreement, we were entitled to use US$2 million worth of advertising on Asian television properties of Newscorp at no additional cost until March 28, 2004. On July 28, 2003, the parties agreed to extend the date from March 28, 2004 to June 30, 2004, at which time all such advertising inventory had been used by us.

Unaudited Condensed Consolidated Results of Operations

The following table sets forth a summary of our unaudited condensed consolidated statements of operations for the periods indicated both in Renminbi and as a percentage of total revenues:

	For the Six-Months Ended June 30,
	2003		2004		2004
	RMB (unaudited)%		RMB (unaudited)%		US$ (unaudited)%
Statement of Operations Data:
Revenues:
Online game services	72,315,112	28.5	250,847,743	58.7	30,308,067	58.7
Wireless value-added and other fee-based premium services	148,960,806	58.6	100,830,501	23.6	12,182,599	23.6
Advertising services	32,821,080	12.9	75,337,188	17.6	9,102,432	17.6

Total revenues[1]	254,096,998	100.0	427,015,432	100.0	51,593,098	100.0
Business tax[2]	(12,704,850)	(5.0)	(23,714,239)	(5.6)	(2,865,215)	(5.6)

Net revenues[1]	241,392,148	95.0	403,301,193	94.4	48,727,883	94.4

Cost of revenues[2]:
Online game services	(8,482,942)	(3.3)	(32,354,980)	(7.6)	(3,909,211)	(7.6)
Wireless value-added and other fee-based premium services	(22,167,413)	(8.7)	(23,230,848)	(5.4)	(2,806,811)	(5.4)
Advertising services	(11,453,699)	(4.5)	(25,093,282)	(5.9)	(3,031,835)	(5.9)

Total cost of revenues	(42,104,054)	(16.6)	(80,679,110)	(18.9)	(9,747,857)	(18.9)

Gross profit	199,288,094	78.4	322,622,083	75.6	38,980,026	75.6
Operating expenses:
Selling and marketing expenses	(23,125,683)	(9.1)	(50,847,337)	(11.9)	(6,143,505)	(11.9)
General and administrative expenses	(26,429,305)	(10.4)	(47,725,467)	(11.2)	(5,766,313)	(11.2)
Research and development expenses	(8,286,157)	(3.3)	(15,628,857)	(3.7)	(1,888,319)	(3.7)

Total operating expenses	(57,841,145)	(22.8)	(114,201,661)	(26.7)	(13,798,137)	(26.7)

Operating profit	141,446,949	55.7	208,420,422	48.8	25,181,889	48.8

Other income (expenses):
Investment income	—	0.0	1,917,059	0.4	231,624	0.4
Interest income	3,646,491	1.4	8,619,711	2.0	1,041,456	2.0
Interest expenses	—	0.0	(1,965,702)	(0.5)	(237,501)	(0.5)
Other, net	5,673,376	2.2	552,800	0.1	66,791	0.1

Income before tax	150,766,816	59.3	217,544,290	50.9	26,284,259	50.9
Income tax	(6,064,414)	(2.4)	(15,339,661)	(3.6)	(1,853,377)	(3.6)

Net income	144,702,402	56.9	202,204,629	47.4	24,430,882	47.4

Share compensation cost included in:
Cost of revenues	—	0.0	—	0.0	—	0.0
General and administrative expenses	189,988	0.1	27,669	0.0	3,343	0.0
Research and development expenses	88,236	0.0	—	0.0	—	0.0

	278,224	0.1	27,669	0.0	3,343	0.0

[1]	“Revenues,” as reported in the unaudited condensed consolidated financial statements for the six-months ended June 30, 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs) is equivalent to “Net revenues,” as reported in the unaudited condensed consolidated financial statements for the six-months ended June 30, 2004 (after the adoption of FIN 46 and consolidation of our VIEs). Both “Revenues” in 2003 and “Net revenues” in 2004 represent gross revenues from final customers, net of business tax payable by our VIEs.
[2]	We adopted the provisions of FIN 46 and consolidated our VIEs on a prospective basis in our consolidated financial statements from January 1, 2004. Our VIEs effectively function as pass-through entities for accounting purposes, and are used by us in providing services to the final customers. Under the various agreements entered into with our VIEs, substantially all of their revenue, net of the applicable business tax payable by them, are passed to us in the form of technology and consulting service revenues. Prior to the consolidation of our VIEs in accordance with FIN 46, the revenues presented in our financial statements represented revenues received by us from Guangzhou NetEase and Guangzhou Advertising, net of applicable business tax payable by these entities. The business tax presented in our financial statements represented business tax payable by us on the technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of our VIEs in accordance with FIN 46, revenues in our financial statements represent revenues generated from the final customers by our VIEs, before deducting any applicable business tax payable by them. Such business tax is now presented under a separate line item after revenues. The business tax payable by us on intra-group revenues from our VIEs is recorded under cost of revenue as it is considered a cost in providing the services by us.

Six-Months Ended June 30, 2004 Compared to Six-Months Ended June 30, 2003

For a discussion of the definitions of the terms “net revenues” and “revenues” which are used below, please see “—Basis of Presentation.”

Revenues

Total net revenues increased by 58.7% to RMB403.3 million (US$48.7 million) for the six-months ended June 30, 2004 from total revenues of RMB254.1 million for the same period in 2003. Net revenues from online games, wireless value-added and other fee-based premium services, and advertising services constituted 58.8%, 24.1% and 17.1%, respectively, of our total net revenue for the six-months ended June 30, 2004. This compares with 28.5%, 58.6% and 12.9%, respectively, of our total revenues for the six-months ended June 30, 2003.

Online Games

Net revenues from online games increased by 227.8% to RMB237.1 million (US$28.6 million) for the six-months ended June 30, 2004 from total revenues of RMB72.3 million for the same period in 2003. This increase was mainly due to the increase in popularity of “Westward Journey Online Version 2.0,” our in-house developed massively multi-player online role-playing game (known as MMORPGs), and the commercial launch of our new in-house developed MMORPG, namely “Fantasy Westward Journey,” in mid-January 2004. The number of peak concurrent players for “Westward Journey Online Version 2.0” increased to approximately 247,000 in June 2004 from approximately 125,000 in June 2003, and the number of peak concurrent players for “Fantasy Westward Journey” was approximately 182,000 in June 2004. The increase in revenues as a result of the increase in popularity of “Westward Journey Online Version 2.0” and the launching of the new game “Fantasy Westward Journey” was partially offset by a decrease in popularity of PristonTale, the MMORPG we license from a Korean developer and that we commercially launched in August 2002. Revenues generated from PristonTale accounted for only approximately 8.8% and 0.9% of our total revenues from online games for the six-months ended June 30, 2003 and total net revenues from online games for the six-months ended June 30, 2004, respectively.

We expect that we will need to introduce a new version or substantive upgrade of our “Westward Journey Online” game approximately every six months to maintain its popularity, although changes in users’ tastes or in the overall market for online games in China could alter this anticipated life cycle of each version or upgrade or even cause our users to stop playing this game altogether. Because of the limited history of the online games market in China, we cannot at this time estimate the total life cycle of this game or any of our other games. In particular, we note that all of our online games may be adversely affected if, as has been recently predicted by some industry commentators, the Chinese government takes steps to slow the growth in this market. Such steps could include, for example, the widespread closure of Internet cafes where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing. We may not be able to adequately respond to any such regulatory changes in the online games market.

Wireless Value-Added and Other Fee-based Premium Services

Net revenues from wireless value-added and other fee-based premium services decreased by 34.7% to RMB97.3 million (US$11.8 million) for the six-months ended June 30, 2004 from total revenues of RMB149.0 million for the same period in 2003. This decrease was primarily due to the decrease in the number of paying customers for our SMS services. The decrease was due mainly to the following reasons:

•	Continuing intense competition in the wireless value-added services market, in particular in the market for SMS services;

•	The discontinuation of our cooperation arrangements with certain third-party Web sites, which were promoting our wireless services, during the third quarter of 2003; and

•	The decision by the two principal mobile phone operators in China, China Mobile and China Unicom, to restrict the range of services that we can offer and charge through them in the third quarter of 2003.

In addition, we believe that the implementation of additional new policies and billing systems by China Mobile and China Unicom has limited, and will tend to continue to limit, the growth of our revenues from SMS-based services by, for example, making it more difficult for customers to order our services, enabling customers to more easily cancel our services or requiring us to automatically terminate subscription services for our inactive users. The mobile phone operators have also begun more rigorously enforcing their policies. These measures have led to an increased churn rate in users of our wireless value-added services and a slowdown in the growth rate of our new subscribers. We cannot, however, specifically quantify the impact of these initiatives by China Mobile and

China Unicom because we have no basis to separate the effect of these changes from other developments in the market such as intensifying competition. In addition, the long-term effects of these changes are unclear as they are relatively new and it remains to be seen whether mobile users’ usage of wireless value-added services will ultimately increase or decrease once they become accustomed to the new billing policies. Nonetheless, we expect that our revenue growth will continue to be adversely affected by the introduction of these new policies and billing systems for the foreseeable future.

As a result of the combined effect of the above factors, the number of average monthly active users for SMS services decreased from approximately 3.1 million for the six-months ended June 30, 2003 to approximately 2.3 million for the six-months ended June 30, 2004, which led to a decrease in overall revenues from wireless value-added and other premium services during the period.

The wireless value-added services market is, however, increasingly shifting towards next generation technologies, with mobile operators upgrading their networks to general packet-switched radio service, or GPRS, and code division multiple access 1x RTT, or CDMA 1x RTT, systems and users upgrading to next generation handsets that can operate with technologies such as MMS and WAP. Revenues generated from 2.5G (MMS and WAP) and IVRS related wireless value-added services accounted for approximately 3.0% of our total revenues from wireless value-added and other fee-based premium services for the six-months ended June 30, 2003 and 7.7% of our total net revenues from wireless value-added and other fee-based premium services for the six-months ended June 30, 2004.

The average prices for our SMS services have remained largely static over the last three years. In addition, the prices for our newer next generation services such as MMS and WAP have also remained relatively steady since their introduction.

Advertising services

Net revenues from advertising services increased by 110.0% to RMB68.9 million (US$8.3 million) for the six-months ended June 30, 2004 from total revenues of RMB32.8 million for the same period in 2003, primarily due to the increase in average spending by traditional advertisers (i.e., customers which do not advertise through our search and classified ad services). Average net revenue per traditional advertiser increased to approximately RMB248,000 (US$30,000) for the six-months ended June 30, 2004 from RMB143,000 for the same period in 2003. The number of traditional advertisers using the NetEase Web sites also increased to 239 for the six-months ended June 30, 2004 from 200 for the same period in 2003.

Cost of Revenues

Our cost of revenues increased by 47.2% to RMB80.7 million (US$9.7 million) for the six-months ended June 30, 2004 from the aligned cost of revenues of RMB54.8 million for the same period in 2003 due primarily to increased cost of revenues for online games and wireless value-added and other fee-based premium services. “Aligned cost of revenues” represent the “cost of revenues,” as reported in the unaudited condensed consolidated financial statements for the six-months ended June 30, 2003 (prior to the adoption of FIN 46 and consolidation of our VIEs), plus the business tax payable by the us. This amount is equivalent to the “cost of revenues,” as reported in the unaudited condensed consolidated financial statements for the six-months ended June 30, 2004 (after the adoption of FIN 46 and consolidation of our VIEs).

For the six-months ended June 30, 2004, costs relating to online games, wireless value-added and other fee-based premium services and advertising services represented 40.1%, 28.8% and 31.1% of total cost of revenues, respectively. This compares with 22.1%, 54.0% and 23.9%, of the aligned cost of revenues, respectively, for the same period in 2003.

Online Games

Cost of revenues from our online games increased by 167.4% to RMB32.4 million (US$3.9 million) for the six-months ended June 30, 2004 from the aligned cost of revenues of RMB12.1 million for the same period in 2003. This increase in cost of revenues for the six-months ended June 30, 2004 was primarily due to a combination of the following factors:

•	Payments to the celebrities acting as our spokespersons for our online games “Westward Journey Online” (Versions 1.0 and 2.0) and “Fantasy Westward Journey” increased by RMB2.8 million to RMB4.2 million (US$0.5 million) for the six-months ended June 30, 2004 from RMB1.4 million for the same period in 2003. These payments are calculated on the basis of a percentage of revenues we earn from the games, and the increase in payments in 2004 was directly related to the increase in revenues from the “Westward Journey Online” (Versions 1.0 and 2.0) games due to their increased popularity in 2004, and was also due to the fact that the “Fantasy Westward Journey” was newly launched in January 2004 and no such payment was made in 2003.

•	Staff-related costs increased by RMB4.8 million to RMB5.5 million (US$0.7 million) for the six-months ended June 30, 2004 from RMB0.6 million for the same period in 2003, as a result of an increase in the number of staff. The number of staff in our online games department increased from 20 as of June 30, 2003 to 71 as of June 30, 2004.

•	Production costs for printing prepaid point cards, which are sold to end-customers who use the point cards to pay for our online games and other fee-based premium services, increased by RMB1.9 million to RMB4.3 million (US$0.5 million) for the six-months ended June 30, 2004 from RMB2.4 million for the same period in 2003 due to increased production of cards in 2004.

•	Business tax payable by us on intra-group revenues related to online games from our VIEs increased by RMB8.3 million to RMB11.9 million (US$1.4 million) for the six-months ended June 30, 2004 from RMB3.6 million for the same period in 2003 due to strong revenue growth driven by the continued growth of our “Fantasy Westward Journey” game and, to a lesser extent, our “Westward Journey Online Version 2.0” game, offset in part by the decline in the popularity of “PristonTale.”

Wireless Value-added and Other Fee-based Premium Services

Cost of revenues from our wireless value-added and other fee-based premium services decreased by 21.6% to RMB23.2 million (US$2.8 million) for the six-months ended June 30, 2004 from the aligned cost of revenues of RMB29.6 million for the same period in 2003. This decrease in cost of revenues for the six-months ended June 30, 2004 was primarily due to a combination of the following factors:

•	We ceased paying referral fees to third-party Web sites for introducing new wireless value-added services customers to us in July 2003. These fees amounted to RMB7.4 million for the six-months ended June 30, 2003, compared to nil in the six-months ended June 30, 2004.

•	Business tax payable by us on intra-group revenues related to wireless value-added and other fee-based premium services from our VIEs decreased by RMB2.7 million to RMB4.7 million (US$0.6 million) for the six-months ended June 30, 2004 from RMB7.4 million for the same period in 2003 due to the decrease in sales of SMS services as a result of intense competition and the other factors described above under “—Revenues.”

The foregoing decrease in cost was partially offset by an increase in SMS network transmission fees of RMB2.1 million due to the provision of free SMS messaging through our instant messaging service, POPO, and an increase in staff-related costs of RMB0.7 million for the development of new fee-based premium services, for the six-months ended June 30, 2004. In addition, China Mobile and China Unicom imposed charges on us for our inadvertent contravention of their customer service policies which totaled RMB1.2 million (US$0.1 million) for the six-months ended June 30, 2004, compared to RMB1.0 million for the same period in 2003.

Advertising Services

Cost of revenues from our advertising services increased 91.6% to RMB25.1 million (US$3.0 million) for the six-months ended June 30, 2004 from the aligned cost of revenues of RMB13.1 million for the same period in 2003. The increase in cost of revenues for the six-months ended June 30, 2004 was primarily due to a combination of the following factors:

•	Staff-related costs increased by RMB7.0 million to RMB10.7 million (US$1.3 million) for the six-months ended June 30, 2004 as compared to RMB3.7 million for the same period in 2003 as a result of the expansion of the number of editors of the various content channels for the NetEase Web sites from 84 as of June 30, 2003 to 234 as of June 30, 2004.

•	Cost of third party content for the NetEase Web sites increased by RMB1.8 million to RMB3.6 million (US$0.4 million) for the six-months ended June 30, 2004, compared to RMB1.8 million for the same period in 2003, as a result of our efforts to improve the range and quality of the content we offer on those sites.

•	Business tax payable by us on intra-group revenues related to advertising services from our VIEs increased by RMB1.5 million to RMB3.1 million (US$0.4 million) for the six-months ended June 30, 2004 from RMB1.6 million for the same period in 2003 due to the improvement in sales driven by the continued increase in demand for advertising space on the NetEase Web sites.

Gross Profit

As a result of the strong revenue growth in 2004, our gross profit increased by 61.9% to RMB322.6 million (US$39.0 million) for the six-months ended June 30, 2004 from RMB199.3 million for the same period in 2003.

The following table sets forth the unaudited condensed consolidated gross profits and gross margins of our business activities for the periods indicated. Gross margins for the six-months ended June 30, 2004 were calculated by dividing our gross profit over our net revenues for the type of service and after netting-off the business tax payable by us on intra-group revenues from our VIEs. Such gross margins are equivalent to the gross margins for the six-months ended June 30, 2003 which were calculated by dividing our gross profit over our net revenues for the type of service.

	For the Six Months Ended
	June 30, 2003	June 30, 2004	June 30, 2004
	RMB	RMB	US$
	(unaudited and in thousands, except percentages)
Gross profit:
Online game services	60,216,414	204,696,137	24,731,911
Wireless value-added and other fee-based premium services	119,345,353	74,085,701	8,951,224
Advertising services	19,726,327	43,840,245	5,296,891

Total gross profit	199,288,094	322,622,083	38,980,026

Gross margin:
Online game services	87.7%	90.9%	90.9%
Wireless value-added and other fee-based premium services	84.3%	80.0%	80.0%
Advertising services	63.3%	66.6%	66.6%

Total gross margin	82.6%	84.1%	84.1%

The increase in total gross margin was due to the enhanced economies of scale for online games services and advertising services. These economies of scale were achieved because the revenues for these services proportionally increased at a higher rate than the corresponding increase in cost of revenues, for which the related staff costs and depreciation costs were relatively stable.

The gross margin for wireless value-added and other fee-based premium services decreased in the six-months ended June 30, 2004, compared to the same period in 2003. This decrease resulted from the fact that the significant reduction in revenues from wireless value-added services, which occurred primarily between the second and third quarters of 2003 for the reasons cited above, was not accompanied by a corresponding decrease in cost of revenues from these services due to the relatively fixed nature of the cost of revenues, in particular the allocated bandwidth costs.

Operating Expenses

Total operating expenses increased by 97.4% to RMB114.2 million (US$13.8 million) for the six-months ended June 30, 2004 from RMB57.8 million for the same period in 2003. The increase was driven by an increase in all categories of operating expenses, particularly selling and marketing expenses, which resulted from the ongoing expansion of our business.

Selling and marketing expenses increased by 119.9% to RMB50.8 million (US$6.1 million) for the six-months ended June 30, 2004 from RMB23.1 million for the same period in 2003 primarily due to the following reasons:

•	Additional marketing and promotional events during the six-months ended June 30, 2004 as compared to the same period in 2003. This resulted in an increase in marketing spending of approximately RMB29.0 million (US$3.5 million).

•	During the six-months ended June 30, 2004, we spent approximately RMB17.3 million (US$2.1 million) in outdoor advertisements, including advertisements on buses and billboards, and related production costs of approximately RMB7.3 million (US$0.9 million) were also expensed during the period. In addition, we spent approximately RMB6.4 million (US$0.8 million) in organizing promotional events, including, for example, for the launch of our new MMORPG “Fantasy Westward Journey” and the revamping of the front pages of the NetEase Web sites. No such similar outdoor advertisement activities or promotional events were performed in the six-months ended June 30, 2003.

•	We anticipate that our marketing expenses will continue to increase during the remainder of 2004 as a result of the new marketing campaign which we recently launched. This campaign focuses on increasing brand awareness of our company and specific product driven advertisements, through television advertisements and off-line media, such as newspapers, outdoor billboards and advertisements on buses.

General and administrative expenses increased by 80.6% to RMB47.7 million (US$5.8 million) for the six-months ended June 30, 2004 from RMB26.4 million for the same period in 2003 primarily due to the following reasons:

•	Increase in staff-related costs, including salaries, bonuses and welfare benefits, of approximately RMB4.1 million (US$0.5 million) as a result of an increase in the number of employees. Total headcount for administrative staff increased from 45 as of June 30, 2003 to 69 as of June 30, 2004.

•	Increase in legal and professional fees of approximately RMB9.0 million (US$1.1 million) which are primarily attributable to the following matters: (i) amortization of the issuance costs related to our Zero Coupon Convertible Subordinated Notes due July 15, 2023 of approximately RMB3.9 million (US$0.5 million); and (ii) consultancy and legal fees payable to third parties for statutory compliance and other corporate matters of approximately RMB5.0 million (US$0.6 million).

•	Increase in office rentals and office renovation costs for new offices in Guangzhou of approximately RMB2.2 million (US$0.3 million) for the six-months ended June 30, 2004.

•	A write-back of a specific provision for bad and doubtful debts in the amount of RMB1.9 million during the six-months ended June 30, 2003. There was no such similar write-back during the same period in 2004.

•	Increase in depreciation charges for office equipment and other miscellaneous administrative costs of approximately RMB1.7 million (US$0.2 million).

Research and development expenses increased by 88.6% to RMB15.6 million (US$1.9 million) for the six-months ended June 30, 2004 from RMB8.3 million for the same period in 2003. This increase was primarily due to the increase in research and development staff-related costs stemming largely from the recruitment of programmers and technicians to support our online games and wireless value-added and other fee-based premium services business.

Allowances for Doubtful Accounts

As of June 30, 2003, our receivable balances were due from Guangzhou NetEase and Guangyitong Advertising because they were not consolidated into NetEase.com, Inc. at that time. Since we started consolidating our VIEs in 2004, our receivable balances have been due from third parties which appear on the books of accounts of our VIEs. Because NetEase.com, Inc. relies on Guangzhou NetEase, Guangyitong Advertising and Ling Yi to collect monies from their customers to realize its revenues earned from providing consulting services, NetEase.com, Inc. also assists these affiliates to manage their receivable balances.

As of June 30, 2004, the gross accounts receivable balance before any allowance for bad and doubtful accounts was RMB90.0 million (US$10.9 million). After providing for doubtful accounts in the amount of RMB11.8 million (US$1.4 million), the net balance of accounts receivable was RMB78.2 million (US$9.4 million) as of June 30, 2004. Among the RMB11.8 million allowance for doubtful accounts, RMB5.0 million (US$0.6 million) and RMB6.8 million (US$0.8 million) represented general and specific provisions, respectively.

We periodically review our general provisioning policy for doubtful accounts. In assessing the adequacy and reasonableness of the policy, we consider the aging analysis of accounts receivable balances, historical bad debt rates, repayment patterns and credit worthiness of customers and industry trend analysis.

The amount of additional provision made for bad and doubtful debts amounted to RMB1.7 million for the six-months ended June 30, 2004 compared to RMB2.5 million for the six-months ended June 30, 2003. The additional provision for the six-months ended June 30, 2004 was mainly comprised of an increase in the balance of general provisions. The additional provision for the six-months ended June 30, 2003 was mainly comprised of specific provisions on specific debtors and, to a lesser extent, an increase in the balance of general provisions.

As of June 30, 2004, we had two customers with receivable balances exceeding 10% of the total accounts receivable balance, namely China Mobile and China Unicom which owed us approximately RMB26.1 million (US$3.2 million) and RMB10.7 million (US$1.3 million), respectively, representing 29.0% and 11.8% of the total outstanding accounts receivable balance then outstanding. No provision for such accounts receivables balances was made because of the current nature of such balances.

Other Income (Expenses)

Other income and expenses for the six-months ended June 30, 2004 mainly consisted of interest income and investment income. Interest income increased to RMB8.6 million (US$1.0 million) for the six-months ended June 30, 2004 from RMB3.6 million for the same period in 2003, mainly due to an increase in short-term bank deposits in China and abroad. The cash for such deposits was generated largely from our operations as well as from the proceeds of our US$100 million Zero Coupon Convertible Subordinated Notes issue in July 2003. Investment income increased to RMB1.9 million (US$0.2 million) for the six-months ended June 30, 2004 from nil for the same period in 2003, mainly due to interest income generated from investments in US treasury notes and bonds. Interest expense increased to RMB2.0 million for the six-months ended June 30, 2004 from nil for the same period in 2003, mainly due to the accrual of interest payable to the holders of our convertible notes from January 10, 2004. Such interest will continue to be payable until our registration statement with respect to such notes is declared effective by the U.S. Securities and Exchange Commission, and thereafter may again become payable if we fail to maintain the effectiveness of such registration statement for the required period of time.

Deferred Tax Valuation Allowance

For the six-months ended June 30, 2004, we considered all relevant factors that are material to our business, including positive indicators (such as improved profitability outlook, an indication of market acceptance of our services, and industry statistics signaling continued strong growth in the market for a portion of our services) and certain negative indicators (such as an increase in competition and industry risk such as our dependency on relationships with the mobile operators in China), and determined that it was more likely than not that we would be able to take advantage of all of our tax loss carryforwards from the prior fiscal years before their expiration. Accordingly, we have not made any valuation allowance for the deferred tax assets of NetEase Shanghai.

Income Tax

Income tax increased to RMB15.3 million (US$1.9 million) for the six-months ended June 30, 2004 from RMB6.1 million for the same period in 2003. The increase was mainly due to an increase in revenues and taxable income for the six-months ended June 30, 2004. Our effective tax rate for the six-months ended June 30, 2004 was 7.1%, which reflects the effect of tax holidays and lower tax rates applicable to our subsidiaries, NetEase Beijing and Guangzhou Interactive.

Net Income

As a result of the foregoing, net income increased by 39.7% to RMB202.2 million (US$24.4 million) for the six-months ended June 30, 2004 from RMB144.7 million for the same period in 2003. Net income increased at a slower rate than gross profit for the six-months ended June 30, 2004, compared to the same period in 2003, principally because of the relatively higher rate of increase in operating expenses compared to gross profit. In particular, marketing expenses increased significantly for the six-months ended June 30, 2004, as we increased our marketing activities to promote awareness of our company and our services.

LIQUIDITY AND CAPITAL RESOURCES

Our capital requirements relate primarily to financing:

•	our working capital requirements, such as bandwidth and server custody fees, staff costs, sales and marketing expenses and research and development, and

•	costs associated with the expansion of our business, such as the purchase of servers.

Operating Activities

Cash provided by operating activities was RMB263.3 million (US$31.8 million) and RMB165.9 million for the six-months ended June 30, 2004 and 2003, respectively. For the six-months ended June 30, 2004, cash provided by operating activities consisted primarily of our operating profit of RMB202.2 million (US$24.4 million) adjusted for:

•	depreciation, share compensation cost and amortization of issuance cost of our convertible notes totaling RMB16.4 million (US$2.0 million),

•	an increase in accounts receivable, prepayments and other current assets totaling RMB28.5 million (US$3.4 million),

•	a decrease in deferred tax assets of RMB4.8 million (US$0.6 million),

•	an increase in provision for doubtful debts of RMB1.7 million (US$0.2 million), and

•	an increase in accounts payable and other liabilities, deferred revenue and salary and welfare payable totaling RMB66.7 million (US$8.1 million).

For the six-months ended June 30, 2003, cash provided by operating activities consisted primarily of operating profit of RMB144.7 million adjusted for:

•	depreciation and share compensation cost totaling RMB8.1 million,

•	an increase in due from related parties of RMB11.8 million,

•	an increase in deferred tax assets of RMB7.0 million,

•	an increase in prepayments and other current assets totaling RMB5.7 million,

•	an increase in provision for doubtful debts of RMB2.5 million, and

•	an increase in accounts payable and other liabilities totaling RMB14.5 million.

The foregoing was offset in part by a decrease in deferred revenue, salary and welfare payable totaling RMB3.1 million for the six-months ended June 30, 2003.

Investing Activities

Cash provided by investing activities was RMB43.1 million (US$5.2 million) for the six-months ended June 30, 2004, and cash used in investing activities was RMB7.4 million for the six-months ended June 30, 2003. For the six-months ended June 30, 2004, cash provided by investing activities mainly consisted of the decrease in held-to-maturity investments of RMB83.4 million (US$10.1 million), which was offset in part by the purchase of fixed assets totaling RMB31.0 million (US$3.7 million). For the six-months ended June 30, 2003, cash used in investing activities mainly consisted of the purchase of fixed assets of RMB7.1 million.

Financing Activities

Cash provided by financing activities was RMB23.0 million (US$2.8 million) and RMB10.1 million for the six-months ended June 30, 2004 and 2003, respectively. For the six-months ended June 30, 2004 and 2003, cash provided by financing activities mainly consisted of the proceeds from the issuance of ordinary shares upon the exercise of share options of RMB22.7 million (US$2.7 million) and RMB10.1 million, respectively.

Commitments

We had no material commitments for capital expenditures as of June 30, 2004. We have spent approximately RMB31.0 million (US$3.7 million) from January 1, 2004 until June 30, 2004, principally for purchases of additional computer equipment in order to accommodate the expected increase in usage of our online games and, to a lesser extent, for increased traffic on the NetEase Web sites. Our capital expenditure plans for the remainder of 2004 have not yet been fixed, but we expect to spend an additional approximately RMB26.7 million (US$3.2 million), primarily for the same purposes. Capital expenditures in 2004 have been, and are expected to continue to be, funded through operating cash flows and through our existing capital resources.

As of June 30, 2004, we had lease commitments for office rentals of RMB3.5 million (US$0.4 million), RMB5.2 million (US$0.6 million), RMB2.3 million (US$0.3 million) and RMB0.6 million (US$0.1 million) payable in the remainder of 2004 and in 2005, 2006 and thereafter, respectively. In addition, we had lease commitments for server custody fees and other capital expenditure commitments of RMB4.8 million (US$0.6 million) and RMB0.4 million (US$0.04 million), respectively, payable in the remainder of 2004 and 2005.

Our net losses have been funded by our cash resources and positive operating cash flows. Although we have been profitable in the last two fiscal years, we cannot be certain that we can sustain or grow this level of profitability in future periods. In particular, our selling, general and administrative expenses have remained relatively high due primarily to staff costs, while our revenue from advertising and wireless value-added services has been uneven in the last several years. Further, although our revenue from online games has grown significantly in the last two fiscal years, we have only a limited track record offering these services and cannot be certain that we will be able to maintain or grow such revenue. Nonetheless, given our positive cash flows in recent quarters and our issuance of US$100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes in July 2003, we believe that such cash and revenue will be sufficient for us to meet our obligations for the foreseeable future.

Indebtedness

As of June 30, 2004, we had $100 million aggregate principal amount of Zero Coupon Convertible Subordinated Notes due July 15, 2023 outstanding. Because we did not register the notes and the ordinary shares issuable upon conversion of the notes with the U.S. Securities and Exchange Commission by January 10, 2004 in accordance with the Registration Rights Agreement for the notes dated July 8, 2003, interest became payable on the notes at a rate of 0.50% per annum and will continue to accrue until such registration becomes effective.

RESEARCH AND DEVELOPMENT

We believe that an integral part of our future success will depend on our ability to develop and enhance our products and services. Our product development efforts and strategies consist of incorporating new technologies from third parties as well as continuing to develop our own proprietary technology.

We have utilized and will continue to utilize the products and services of third parties to enhance our platform of technologies and services to provide competitive and diverse Internet services to our users. We also have utilized and will continue to utilize third-party advertisement serving technologies. In addition, we plan to continue to expand our technologies, products and services and registered user base through diverse online community products and services developed internally. We will seek to continually improve and enhance our existing products and services to respond to rapidly evolving competitive and technological conditions. For the six-months ended June 30, 2003 and 2004, we spent RMB8.3 million and RMB15.6 million (US$1.9 million), respectively, on research and development activities.

TREND INFORMATION

Based on our observations, we believe that the following trends are likely to have a material effect on our business in the near term:

•	We believe that there has been increasing demand by online game users for new and unique online games and increasing competition in this area. We believe that these trends will force us to devote additional resources to developing and launching additional games, updating existing games at a faster rate than we have in the past and licensing games from third parties.

•	Our online games business may be adversely affected if, as is predicted by some industry commentators, the Chinese government takes steps to slow the growth in this market. Such steps could include, for example, the widespread closure of Internet cafes where a significant portion of our users access our online games or restrictions on the content of games which has the effect of making them less appealing. We may not be able to adequately respond to any such regulatory changes in the online games market.

•	The rapid expansion of the wireless value-added services market in China in recent years is expected by China’s Ministry of Information Industry and industry commentators to continue for the next several years. We expect that this expansion, if it occurs, will encourage additional competitors to enter the market which may adversely affect revenue growth in this area and could have a material adverse effect on our business and financial condition.

•	In addition, as discussed above under “Recent Developments,” the mobile operators in China have recently begun more rigorously enforcing their policies than in the past and have adopted certain new policies, which have slowed the growth of our SMS business. Any non-compliance with the mobile operators’ policies by us, whether inadvertent or not, could result in a material and adverse effect on our revenues and profitability.

•	We expect that the wireless value-added services industry and customers tastes for these services will continue to evolve rapidly, particularly as a result of the transition from SMS-based services to new services which are compatible with, and take full advantage of the capabilities of, next generation mobile technologies such as 2.5G, which has recently begun in China. We believe that the rapid evolution of this industry will require us to continue to devote significant resources to developing and deploying new wireless valued-added services.

•	If wireless value-added services which are compatible with next generation mobile technologies become popular in China, we believe that users will demand increasingly engaging and content-rich services. We anticipate that this transition, if it occurs, may increase competition among wireless value-added service providers in China for content and strategic partnerships, and may increase the prices we may have to pay for content.

•	The pace of development of widely accepted online payment systems in China has remained slow thus far. In response, we have developed and deployed a prepaid point card as an alternative online payment system for our services.

•	The decrease in the rate of growth of Internet users in China in recent years may continue. In that case, we may have to increase our service offerings or increase our marketing and advertising efforts in order for us to continue to grow our business.

•	A general increase in competition for online services has elevated the importance of brand building and brand awareness. We believe that this trend may require us to increase our marketing and advertising efforts and budgets in order to keep our brand names and the NetEase Web sites visible and prominent. Specifically, we have recently launched a new marketing campaign which focuses on increasing brand awareness of our company and specific product driven advertisements, through television advertisements and off-line media, such as newspapers, outdoor billboards and advertisements on buses and bus stops.

•	We expect that for at least the next several quarters, our fixed costs in connection with our Internet portal business will increase, without a corresponding increase in revenue, due to our introduction of expanded storage capacity for our free e-mail service in the third quarter of 2004 and increasing bandwidth fees resulting from increased usage of the NetEase Web sites.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts. We do not engage in trading activities involving non-exchange traded contracts.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Our exposure to market rate risk for changes in interest rates relates primarily to the interest income generated by excess cash invested in short term money market accounts and certificates of deposit. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest income may fall short of expectations due to changes in interest rates.

Foreign Currency Risk

Substantially all our revenues and expenses are denominated in Renminbi, but as noted above, a substantial portion of our cash is kept in U.S. dollars. Although we believe that, in general, our exposure to foreign exchange risks should be limited, the value of our American Depositary Shares, or ADSs, will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operational needs and the Renminbi appreciates against the U.S. dollar at that time, our financial position and the price of our ADSs may be adversely affected. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of declaring dividends on our ADSs or otherwise and the U.S. dollar appreciates against the Renminbi, the U.S. dollar equivalent of our earnings from our subsidiaries and controlled entities in China would be reduced.

We have not had any material foreign exchange gains or losses to date. However, we have not engaged in any hedging activities, and we may experience economic loss as a result of any foreign currency exchange rate fluctuations.

DESCRIPTION OF NOTES

The notes were issued under an indenture dated as of July 14, 2003 (referred to as the Indenture in this prospectus) between us and The Bank of New York, as trustee (referred to as the trustee in this prospectus). Copies of the Indenture are available for inspection during normal business hours at the principal office of the trustee being the date hereof at 101 Barclay Street, 21st Floor West, New York, N.Y. 10286, U.S.A. The statements under this section relating to the Indenture and the notes are general summaries highlighting certain important features of the Indenture and the notes and do not purport to be complete. Such summaries make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. The terms of the notes will also include those made a part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

General

The notes are general unsecured obligations and are subordinate in right of payment as described under “—Subordination of Notes.” The notes are limited to an aggregate principal amount of $100 million and are issued only in denominations of $1,000 and integral multiples of $1,000. They will mature on July 15, 2023 (unless earlier redeemed at our option, converted into ordinary shares at the option of the holder or repurchased by us at the option of the holder). We will not pay interest on the notes unless specified defaults under the registration rights agreement occur.

See “—Book-Entry Delivery and Form” for information regarding the form, documents and mechanics for transferring the notes.

The Indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. The Indenture contains no covenants or other provisions to afford protection to holders of notes in the event of a highly leveraged transaction or a change in control of our company except to the extent described under “—Repurchase at Option of a Holder Upon a Fundamental Change” and “—Merger and Consolidation.”

We will maintain an office in The City of New York where the notes may be presented for registration, payment, transfer, exchange or conversion. This office will be an office or agency of the trustee. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and will be represented by one or more global notes. There will be no service charge for any registration of transfer or exchange of notes. We and/or the trustee may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion Rights

General

Holders have the option to convert any portion of the principal amount of any note that is an integral multiple of $1,000 into our ordinary shares at any time at a conversion price of $0.4815 per share prior to the close of business on the maturity date in the following circumstances:

•	during any calendar quarter commencing after September 30, 2003, if the average of the reference prices (as defined below) of our ordinary shares for the last five consecutive trading days of the calendar quarter preceding the quarter in which the conversion occurs is more than 115% of the conversion price per share on the last trading day of the preceding quarter;

•	if we have called the notes for redemption;

•	if the average of the trading prices of the notes for any five consecutive trading day period is less than 100% of the average of the conversion value (as defined in this prospectus) of the notes during that period; provided, however, that no notes may be converted based on the satisfaction of this condition during the six month period immediately preceding each specified date on which the note holders may require us to repurchase their notes (for example, with respect to the July 15, 2006 repurchase date, the notes may not be converted from January 15, 2006 to July 15, 2006) if on any day during such five consecutive trading day period, the reference price of our ordinary shares is between the conversion price and 115% of the conversion price; or

•	upon the occurrence of specified corporate transactions.

A holder may deposit the ordinary shares it receives upon conversion of its notes for the issuance of ADSs if it complies with the requirements described under “Description of American Depositary Shares.”

“Trading day” means each day on which the securities exchange or quotation system which is used to determine the ADS sale price is open for trading or quotation. “ADS sale price” means the closing per ADS (or ordinary share, if applicable) sale price as reported in composite transactions for the principal United States securities exchange on which the ADS (or ordinary share, if applicable) is traded, or, if the ADS (or ordinary share, if applicable) is not listed on a United States national or regional stock exchange, as reported by Nasdaq, or, if the ADS (or ordinary share, if applicable) is not listed or admitted to trading on any United States national or regional stock exchange or quoted on Nasdaq, the average of the closing bid and ask prices in the over-the-counter market as furnished by any New York Stock Exchange member firm selected from time to time by us for that purpose.

The “reference price” of our ordinary shares on any date of determination means a dollar amount derived by dividing the closing price of our ADSs on that date by the then applicable number of our ordinary shares represented by one ADS. On the date of this prospectus, one ADS represents 100 of our ordinary shares.

Conversion Upon Satisfaction of Market Price Condition

A holder may surrender any of its notes for conversion into our ordinary shares during any quarter commencing after September 30, 2003 if the average reference price of our ordinary shares for the last five trading days in the preceding quarter exceeds 115% of the conversion price per share on the last trading day of the preceding quarter. We will determine at the end of each quarter whether the notes are convertible as a result of the price of our ordinary shares and promptly notify the conversion agent (as defined in this prospectus) and trustee, which in turn will notify the holders of the notes.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Satisfaction of Trading Price Condition

If, after any five consecutive trading day period in which the average of the trading prices (defined below) for the notes for such five trading day period is less than 100% of the average of the conversion value (defined below) for the notes during that period, then you may surrender notes for conversion at any time during the following 10 trading days; provided, however, that no notes may be converted based on the satisfaction of this condition during the six month period immediately preceding each specified date on which the holders may require us to repurchase their notes (for example, with respect to the July 15, 2006 repurchase date, the notes may not be converted from January 15, 2006 to July 15, 2006), if on any day during such five consecutive trading day period, the reference price of our ordinary shares is between the conversion price and 115% of the conversion price.

The “conversion value” of a note means the product of the reference price of our ordinary shares on any date of determination multiplied by the number of ordinary shares into which the note is convertible.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes received by the conversion agent for $5,000,000 principal amount of the notes at approximately 3:30 p.m., The City of New York time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids are not received by the conversion agent, but two such bids are received, then the average of the two bids shall be used, and if only one such bid is received by the conversion agent, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from a nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the notes, then the trading price of the notes will be determined in good faith by us taking into account in such determination such factors as we, in our sole discretion, deem appropriate. In connection with any conversion upon satisfaction of trading price condition as described above, the conversion agent shall have no obligation to determine the trading price of the notes; and we shall have no obligation to make such determination unless a holder provides us with reasonable evidence that the trading price of the notes is less than 100% of the product of the reference price of our ordinary shares and the number of ordinary shares issuable upon conversion of $1,000 principal amount of the notes; at which time, we shall select and instruct the three independent nationally recognized securities dealers to provide the conversion agent with the bid quotations as provided above.

The “conversion agent” means, initially, The Bank of New York, acting in such capacity, until a successor replaces it and, thereafter, shall mean such successor.

Conversion Upon Specific Corporate Transactions

If we elect to:

•	distribute to all holders of our ordinary shares any rights, warrants or options entitling them to subscribe for or repurchase, for a period expiring within 60 days of the date of distribution, our ordinary shares at less than the then current market price; or

•	distribute to all holders of our ordinary shares any assets, debt securities or certain rights to repurchase our securities, which distribution has a per share value exceeding 10% of the reference price of our ordinary shares on the day preceding the declaration date for such distribution, holders may convert their notes, unless such holders may participate in the transaction on a basis and with notice that our board of directors determines to be fair and reasonable. We must notify the holders of notes at least 20 days prior to the ex-dividend date for any such distribution. Once we have given such notice, holders may surrender their notes for conversion until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution without conversion.

In addition, if we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which our ordinary shares would be converted into cash, securities or other property, we must notify the holders at least 15 business days prior to the anticipated effective date of the transaction. A holder may surrender its notes for conversion at any time from and after the date which is 15 business days prior to the anticipated effective date of such transaction until and including the date which is two business days before the actual date of such transaction. If we are a party to a consolidation, merger, share exchange, sale of all or substantially all of our assets or other similar transaction, in each case pursuant to which our ordinary shares are converted into cash, securities or other property, then at the effective time of the transaction, a holder’s right to convert its notes into ordinary shares will be changed into a right to convert such notes into the kind and amount of cash, securities and other property that such holder would have received if such holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a Fundamental Change (as defined below), such holder can require us to repurchase all or a portion of its notes as described under “—Repurchase at Option of a Holder Upon a Fundamental Change.” If the transaction also constitutes a Merger Event (as defined below), we may be required to redeem all of the notes as described under “—Merger and Consolidation.”

If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder or as a result of a Fundamental Change or a Delisting Event (as defined below), such note may be converted only if the notice of election is withdrawn as described, respectively, under “—Repurchase of Notes at the Option of the Holder on Specified Dates,” “—Repurchase at Option of a Holder Upon a Fundamental Change” or “—Repurchase at Option of a Holder Upon a Delisting Event.”

Conversion Price Adjustments

We will adjust the conversion price if (without duplication):

(1)	we issue to all holders of our ordinary shares additional ordinary shares or other capital stock as a dividend or distribution on our ordinary shares;

(2)	we subdivide, combine or reclassify our ordinary shares;

(3)	we issue to all holders of our ordinary shares any rights, warrants or options entitling them to subscribe for or purchase our ordinary shares for a period expiring not later than 60 days after the applicable record date for the distribution at a per share price that is less than the then current market price; provided that no adjustment will be made if holders of the notes may participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate;

(4)	we distribute to all holders of our ordinary shares evidences of our indebtedness, shares of capital stock (other than our ordinary shares), securities, cash, property, rights, warrants or options, excluding:

•	those rights, warrants or options referred to in clause (3) above;

•	any dividend or distribution paid exclusively in cash on and after July 15, 2008 and not referred to below; and

•	any dividend or distribution referred to in clause (1) above;

(5)	(i) we make a dividend or other distribution consisting exclusively of cash to all holders of ordinary shares declared and paid at any time prior to July 15, 2008, and (ii) on and after July 15, 2008, we make a cash distribution to all holders of our ordinary shares that together with all other all-cash distributions and consideration payable in respect of any tender or exchange offer by us or one of our subsidiaries for shares made within the preceding 12 months exceeds 5% of our aggregate market capitalization on the date of the declaration of the distribution; or

(6)	we pay to holders of our ordinary shares in respect of a tender or exchange offer (other than an odd-lot offer) by us or any of our subsidiaries for ordinary shares a price per ordinary share in excess of 110% of the reference price for one share of our ordinary shares on the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

The conversion price will not be adjusted until adjustments amount to 1% or more of the conversion price as last adjusted. We will carry forward any adjustment we do not make and will include it in any future adjustment.

We will not issue fractional ordinary shares to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon the reference price of our ordinary shares on the date of conversion. Except as described in this paragraph, no holder of notes will be entitled, upon conversion of the notes, to any actual payment or adjustment on account of accrued and unpaid interest, if any, or on account of dividends on shares issued in connection with the conversion. If any holder surrenders a note for conversion between the close of business on any record date for the payment of an installment of interest, if any, and the opening of business on the related interest payment date, the holder must deliver payment to us of an amount equal to the interest payable on the interest payment date on the principal amount to be converted together with the note being surrendered. The foregoing sentence shall not apply to notes called for redemption on a redemption date within the period between and including the record date and the interest payment date.

The date of conversion shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a note for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of the ordinary shares upon conversion.

We may from time to time reduce the conversion price if our board of directors determines that this reduction would be in the best interests of our company. Any such determination by our board of directors will be conclusive, and we shall endeavor to notify the trustee within three business days after such determination. In turn, the trustee shall promptly notify the note holders. Any such reduction in the conversion price must remain in effect for at least 20 trading days. In addition, we may from time to time reduce the conversion price if our board of directors deems it advisable to avoid or diminish any income tax to holders of our ordinary shares resulting from any stock or rights distribution on our ordinary shares.

Conversion Settlement Options

Upon conversion, we will satisfy all of our obligations (the “Conversion Obligation”) by delivering to converting holders (1) our ordinary shares, (2) cash, or (3) a combination of cash and our ordinary shares, as follows:

(1) Share Settlement. If we elect to satisfy the entire Conversion Obligation in our ordinary shares, then we will deliver to converting holders a number of our ordinary shares equal to the aggregate principal amount of the notes to be converted divided by the conversion price then in effect.

(2) Cash Settlement. If we elect to satisfy the entire Conversion Obligation in cash, then we will deliver to converting holders cash in an amount equal to the product of (i) a number equal to the aggregate principal amount of notes to be converted by any such holder divided by the conversion price then in effect, and (ii) the average of the reference price of our ordinary shares on each trading day during the applicable cash settlement averaging period (as defined below).

(3) Combined Settlement. If we elect to satisfy a portion of the Conversion Obligation in cash (the “Partial Cash Amount”) and a portion in our ordinary shares, then we will deliver to converting holders such Partial Cash Amount plus a number of our ordinary shares equal to (a) the cash settlement amount as set forth in clause (2) above minus such Partial Cash Amount divided by (b) the average of the reference price of our ordinary shares on each trading day during the applicable cash settlement averaging period.

If we choose to satisfy the Conversion Obligation by share settlement, then settlement in shares will be made on or prior to the fifth trading day following our receipt of a notice of conversion.

If we choose to satisfy the Conversion Obligation by cash settlement or combined settlement, then we will notify holders, through the trustee, of the dollar amount to be satisfied in cash at any time on or before the date that is three business days following our receipt of a converting holder’s notice of conversion (the “Settlement Notice Period”). Share settlement will apply automatically if we do not notify holders that we have chosen another settlement method.

If we timely elect cash settlement or combined settlement, then holders may retract their conversion notice at any time during the two business day period beginning on the day after the Settlement Notice Period (the “Conversion Retraction Period”). Holders cannot retract conversion notices (and conversion notice therefore will be irrevocable) if we elect share settlement. If a holder has not retracted its conversion notice, then cash settlement or combined settlement will occur on the first trading day following the applicable cash settlement averaging period. The “applicable cash settlement averaging period” is the five trading day period beginning on the first trading day following the end of the Conversion Retraction Period.

Subordination of Notes

The payment of the principal of, and interest, if any, on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default under the Indenture, we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the holders of notes. The Indenture requires us to promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the Indenture.

We may not make any payment on the notes, repurchase or redeem otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace; or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the Indenture.

We are required to resume payments on the notes:

•	in case of a payment default on designated senior indebtedness, upon the date on which such default is cured or waived or ceases to exist; and

•	in case of a nonpayment default on designated senior indebtedness, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice; and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the Indenture.

If either the trustee or any holder of notes receives any payment or distribution or our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid; provided, however, the trustee and any agent may continue to make payments under the notes and shall not at any time be charged with knowledge of the existence of any facts which would prohibit the making of such payments until the trustee receives written notice that payments may not be made. Prior to the receipt of this notice, the trustee and any agent shall be entitled to assume conclusively that no such facts exist.

Substantially all of our operations are conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

As of June 30, 2004, we had approximately $100.0 million of outstanding indebtedness and had current liabilities of approximately $25.3 million. Our subsidiaries also had no outstanding indebtedness, other than intercompany indebtedness and other normal trade payables and liabilities.

Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the Indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

We are obligated to pay compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the holders of the notes.

“Designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the Indenture; provided that such instrument, agreement or other document may place limitations and conditions on the right of such senior indebtedness to exercise the rights of designated senior indebtedness.

“Indebtedness” means

(1)	all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of our company or to only a portion thereof, other than any trade account payables or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)	all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)	all of our obligations and liabilities, contingent or otherwise,

(a)	in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(b)	as lessee under other leases for facilities equipment and related assets leased together therewith, whether or not capitalized, entered into or leased for financing purposes (as determined by us); or

(c)	under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

(4)	all of our obligations, contingent or otherwise, with respect to an interest rate, currency or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(5)	all of our direct or indirect guaranties, agreements to be jointly liable or similar agreement by us in respect of, and all of our obligations or liabilities, contingent or otherwise, to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (4);

(6)	any indebtedness or other obligations described in clauses (1) through (5) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by us, regardless of whether the indebtedness or other obligation secured thereby shall be assumed by us; and

(7)	any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

“Senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of our company whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the Indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by us, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1)	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; or

(2)	any indebtedness to any of our wholly-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Redemption of Notes at Our Option

Prior to July 15, 2008, we may not redeem the notes at our option, except in connection with a transaction described under “—Merger and Consolidation” below. Beginning on July 15, 2008 and prior to the close of business on the maturity date, we may redeem the notes, in whole or in part, for cash at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest, if any, if the reference price of our ordinary shares for 20 out of any 30 consecutive trading day period, the last of which occurs no more than five days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price in effect on such trading day. We will give not less than 30 days’ or more than 60 days’ notice of redemption by mail to holders of the notes. Holders may convert the notes called for redemption as described under “—Conversion Rights—Conversion Upon Notice of Redemption.”

Upon redemption, holders of notes that are redeemed shall receive, in exchange for such notes, the redemption price.

If we redeem less than all of the outstanding notes, the trustee shall select the notes to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the converted portion shall be deemed to be the portion selected for redemption.

Repurchase of Notes at the Option of the Holder on Specified Dates

On July 15, 2006, July 15, 2007, July 15, 2008, July 15, 2013 and July 15, 2018, each holder may require us to repurchase any outstanding notes for which such holder has properly delivered and not withdrawn a written repurchase notice, at a price equal to 100% of the principal amount of such notes, together with accrued and unpaid interest, if any, subject to certain additional conditions. Holders may submit their notes for repurchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the fifth business day prior to the repurchase date.

We will pay the repurchase price in cash. For a discussion of the tax treatment of a holder receiving cash, see “Material United States Federal Income Tax Consequences—U.S. Holders—Sale, Exchange or Redemption of the Notes or Conversion of Notes Solely for Cash.”

Required Notices and Procedure

On a date not less than 20 business days prior to the date that we are required to repurchase the notes at the option of the holder, we will give notice to all holders at their addresses shown in the register of the Registrar (as defined below), and to beneficial owners as required by applicable law, stating, among other things, the procedures that holders must follow to require us to repurchase their notes.

The repurchase notice given by each holder electing to require us to repurchase notes must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the repurchase date and must state:

•	the certificate numbers of the holder’s notes to be delivered for repurchase, in the case of definitive notes;

•	the aggregate principal amount of notes to be repurchased; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes.

A holder may withdraw any repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the third business day prior to the repurchase date. The notice of withdrawal shall state:

•	the certificate numbers of the notes being withdrawn, in the case of definitive notes;

•	the aggregate principal amount of the notes being withdrawn; and

•	the aggregate principal amount, if any, of the notes that remain subject to the repurchase notice.

In connection with any repurchase offer, we will

•	comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the U.S. Securities Exchange Act of 1934, as amended (referred to as the Exchange Act in this prospectus), that may then apply;

•	file a Schedule TO, if required, or any other required schedule under the Exchange Act; and

•	otherwise comply with all United States federal and state securities laws.

Our obligation to pay the repurchase price for a note as to which a repurchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the note, together with necessary endorsements, to the paying agent at any time after delivery of the repurchase notice. We will cause the repurchase price for the note to be paid promptly following the later of the repurchase date or the time of delivery of the note.

If the paying agent holds money or securities sufficient to pay the repurchase price of any note on the business day following the repurchase date in accordance with the terms of the Indenture, then, immediately after the repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. After the note ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the repurchase price upon delivery of the note.

We may not repurchase any note at any time when the subordination provisions of the Indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.

Repurchase at Option of a Holder Upon a Fundamental Change

If a Fundamental Change occurs, each holder of notes shall have the right, at its option, to require us to repurchase all of its notes, or any portion thereof that is an integral multiple of $1,000, on the date (the “Fundamental Change Repurchase Date”) selected by us that is not less than 10 or more than 30 days after the Final Surrender Date (as defined below), at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any.

Unless we shall previously have called for the redemption of all of the notes, within 30 days after the occurrence of a Fundamental Change, we are obligated to deliver to the trustee and mail (or cause the trustee to mail) to all holders of record of the notes a notice (the “Company Notice”), describing, among other things, the occurrence of such Fundamental Change and of the repurchase right arising as a result thereof, as well as the Final Surrender Date and the Fundamental Change Repurchase Date. We must cause a copy of the Company Notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York, which newspaper shall be The Wall Street Journal. To exercise the repurchase right, a holder must, on or before the date that is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of the Company Notice, which date shall be referred to as the Final Surrender Date, give a written notice of the holder’s exercise of such right and surrender the notes (if such notes are represented by a global note, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable. The submission of such notice, together with such notes pursuant to the exercise of a repurchase right, will be irrevocable on the part of the holder on the Fundamental Change Repurchase Date (unless we fail to repurchase the notes on the Fundamental Change Repurchase Date) and the right to convert the notes will expire 5:00 pm The City of New York time on the business day immediately preceding the Fundamental Change Repurchase Date.

The term “Fundamental Change” shall mean any of the following:

•	a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), other than our existing controlling shareholder William Ding and his affiliates, becoming the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of voting shares (as defined below) of our company entitled to exercise more than 50% of the total voting power of all outstanding voting shares of our company (including any right to acquire voting shares that are not then outstanding of which such person or group is deemed the beneficial owner); or

•	any consolidation of us with, or merger of us into, any other person, any merger of another person into us, or any sale, or transfer of all or substantially all of our assets to another person (other than (a) a stock-for-stock merger, (b) a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding ordinary shares, (c) a merger that is effected solely to change our jurisdiction of incorporation or (d) any consolidation with or merger of us into one of our wholly owned subsidiaries, or any sale or transfer by us of all or substantially all of our assets to one or more of our wholly owned subsidiaries, in any one transaction or a series of transactions; provided, in any such case the resulting corporation or each such subsidiary assumes or guarantees our obligations under the notes); provided, however, that a Fundamental Change shall not occur with respect to any such transaction if either (i) the reference price of our ordinary shares for any five trading days during the ten trading days immediately following the public announcement by us of such transaction is at least equal to 105% of the conversion price in effect on such trading day or (ii) the consideration in such transaction to the holders of ordinary shares consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on The Nasdaq National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the last sale prices of such securities during the ten consecutive trading day period commencing with the sixth trading day following consummation of the transaction) is at least 105% of the conversion price in effect on the date immediately preceding the closing date of such transaction.

“Voting shares” means all outstanding shares of any class or series (however designated) of capital stock entitled to vote generally in the election of members of the board of directors.

The repurchase right of a holder upon the occurrence of a Fundamental Change could, in certain circumstances, make more difficult or discourage a potential takeover of us and, thus, removal of incumbent management. The Fundamental Change repurchase right, however, is not the result of management’s knowledge of any specific effort to accumulate ordinary shares or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. Instead, the Fundamental Change repurchase feature is a standard term contained in other similar debt offerings.

We may not repurchase any note at any time when the subordination provisions of the Indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the Indenture whether or not repurchase is permitted by the subordination provisions of the Indenture.

We could in the future enter into certain transactions, including highly leveraged recapitalizations that would not constitute a Fundamental Change and would, therefore, not provide the holders with the protection of requiring us to repurchase the notes.

If a Fundamental Change were to occur, we may not have sufficient funds to pay the repurchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar Fundamental Change provisions that permit holders of such debt to accelerate or require us to repurchase the debt upon the occurrence of events similar to a Fundamental Change.

Repurchase at Option of a Holder Upon a Delisting Event

In the event that the ADSs of our company are no longer listed or quoted for trading on The Nasdaq National Market or the ordinary shares of our company or any security representing such ordinary shares of our company are not listed or quoted for trading on a national securities exchange in the United States (the occurrence of such an event being referred to in this prospectus as a “Delisting Event”), each holder of notes shall have the right, as its option (the “Delisting Put Option”), to require us to repurchase all of its notes, or any portion thereof that is an integral multiple of $1,000, on the date (the “Delisting Put Date”) selected by us that is not less than 10 or more than 30 days after the Delisting Put Surrender Date (as defined below), at a price equal to 100% of the principal amount of the notes, together with accrued and unpaid interest, if any; except in any case in which a Delisting Event occurs as a result of a Merger Event as described under “—Merger and Consolidation,” and we redeem the notes as described thereunder. For the avoidance of any doubt, no holder shall be entitled to exercise its Delisting Put Option if we are obliged to exercise the Merger Redemption Option (as defined below) in case of a Merger Event as described under “—Merger and Consolidation.”

Within 30 days after the occurrence of the Delisting Event, we will deliver to the trustee and mail to all holders of record of the notes a notice (the “Delisting Notice”) describing, among other things, the occurrence of such Delisting Event and the repurchase right arising as a result thereof and specify the

Delisting Put Surrender Date and the Delisting Put Date. We must cause a copy of the Delisting Notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York, which newspaper shall be The Wall Street Journal. To exercise the repurchase right, a holder must, on or before the date (the “Delisting Put Surrender Date”) that is, subject to any contrary requirements of applicable law, 60 days after the mailing of the Delisting Notice, give a written notice of the holder’s exercise of such right and surrender the notes (if such notes are represented by a global note, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable on the notes. The submission of such notice, and such surrender of the notes, will become irrevocable on the Delisting Put Date (unless we fail to repurchase the notes on the Delisting Put Date) and the right to convert the notes will expire 5:00 pm The City of New York time on the business day immediately preceding the Delisting Put Date.

Events of Default and Notice Thereof

Each of the following will constitute an event of default under the Indenture:

(1)	a default in the payment of principal of, or premium, if any, on any note or of the redemption price or of the repurchase price in respect of any note when due, whether or not prohibited by the subordination provisions of the Indenture;

(2)	a default in the payment of interest, if any, on any note which continues for 30 days or more after such payment is due, whether or not prohibited by the subordination provisions of the Indenture;

(3)	a default in the performance of any other of our covenants or agreements in the Indenture that continues for 60 days after a written notice is sent to us by the trustee or the holders of at least 25% in principal amount of outstanding notes,

(4)	failure by us to make any payment when due, including any applicable grace period, in respect of our indebtedness for borrowed money, which payment is in an amount in excess of $10 million;

(5)	default by us with respect to any of our indebtedness for borrowed money, which default results in acceleration of any such indebtedness that is in an amount in excess of $10 million; and

(6)	certain events of bankruptcy, insolvency or reorganization.

If an event of default shall occur and be continuing and we provide the trustee with express notice of such event of default in writing, the trustee is required to mail to each holder of the notes a notice of the event of default within 90 days after such default occurs. Except in the case of a default in payment of the principal of, or premium, if any, or interest, if any, on, any note, the trustee may withhold the notice if and so long as the trustee in good faith determines that withholding the notice is in the interests of the holders of the notes.

If an event of default shall occur and be continuing, the trustee or the holders of not less than 25% in principal amount of outstanding notes may declare the principal of, and interest, if any, on, all the notes to be due and payable immediately. If the event of default relates to bankruptcy, insolvency or reorganization, the notes shall automatically become due and payable immediately, subject to applicable law. Any payment by us on the notes following such acceleration will be subject to the subordination provisions described above. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all the events of default, other than the non-payment of accelerated principal, have been cured or waived.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the trustee in case an event of default shall occur and be continuing, the trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the notes, unless the holders shall have offered the trustee indemnity and/or security satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in principal amount of the notes at the time outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. Those holders may, in certain cases, waive any default except a default in payment of principal of, or premium, if any, or interest, if any, on, any note or a failure to comply with certain provisions of the Indenture relating to conversion of the notes.

We are required to furnish the trustee annually with an officer’s certificate as to our compliance with the conditions and covenants provided for in the Indenture and specifying any known defaults.

Additional Amounts

All payments in respect of the notes and delivery of ordinary shares upon conversion of the notes shall be made free and clear of, and without withholding or deduction for, any taxes, duties, assessments or governmental charges of whatever nature imposed, levied, collected, withheld or assessed by or within the Cayman Islands, Hong Kong or the People’s Republic of China or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In that event, we shall pay such additional amounts (“Additional Amounts”) or deliver such additional ordinary shares, as the case may be, as will result in receipt by the holders of the notes of such amounts such number of ordinary shares as would have been payable or deliverable to the holders had no such withholding or deduction been required, except that no such Additional Amounts shall be payable in respect of any tax or other governmental charge that would not have been imposed but for a connection between the holder or beneficial owner of a note and the Cayman Islands, Hong Kong or the People’s Republic of China or any political subdivision or any authority thereof or therein, as the case may be, otherwise than merely holding such note.

Unless the context otherwise requires, any reference in the notes to payments shall be deemed to include any Additional Amounts which may be payable as described above.

Discharge

The Indenture provides that we may terminate our obligations under the Indenture at any time by delivering all outstanding notes to the trustee for cancellation if we have paid all sums payable by us under the Indenture. At any time within one year before the maturity of the notes or the redemption of all the notes, we may terminate our substantive obligations under the Indenture, other than our obligations to pay the principal of, and interest, if any, on, the notes, by depositing with the trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the notes when due.

Merger and Consolidation

We may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of our assets to another corporation, person or entity (a “Merger Event”) unless (i) (a) we are the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or in the District of Columbia, or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on The Nasdaq National Market, (b) the successor assumes all our obligations under the notes and the Indenture (except, under certain circumstances, conversion obligations) and enters into a supplemental indenture, (c) after such transaction no event of default exists and (d) we deliver to the trustee an officer’s certificate and opinion of counsel that the transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture related to the transaction have been complied with or (ii) we redeem the notes in whole for cash at the Merger Redemption Price (as defined below), together with accrued and unpaid interest, if any.

If a Merger Event occurs and we do not meet the criteria under (i) above, we shall have the obligation (the “Merger Redemption Obligation”) to redeem for cash all the notes on the date (the “Merger Redemption Date”) selected by us that is not less than 10 or more than 30 days after the Merger Redemption Surrender Date (as defined below), at a price equal to the Merger Redemption Price, together with accrued and unpaid interest, if any.

If the Merger Redemption Obligation applies, we will within 30 days after the occurrence of a Merger Event deliver to the trustee and mail (or cause the trustee to mail) to all holders of record of the notes a notice (the “Merger Redemption Notice”) describing, among other things, the occurrence of such Merger Event and our obligation to repurchase the notes arising as a result thereof and specifying the Merger Redemption Surrender Date and the Merger Redemption Date. We must cause a copy of the Merger Redemption Notice to be published in a newspaper of general circulation in the Borough of Manhattan, The City of New York, which newspaper shall be The Wall Street Journal. Each holder must, on or before the date (the “Merger Redemption Surrender Date”) that is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of the Merger Redemption Notice, surrender the notes (if such notes are represented by a global note, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to us, at any place where principal is payable on the notes.

The term “Merger Redemption Price” shall mean, on any date of determination, the sum of (i) 10% of the principal amount of a note plus (ii) the trading price of the notes determined in accordance with the procedures described under “—Conversion Rights—Conversion Upon Satisfaction of Trading Price Condition”; provided however, that if the foregoing sum is less than the principal amount of a note on the determination date, then the Merger Redemption Price shall be the principal amount of a note.

Modification and Waiver

Subject to certain exceptions, supplements of and amendments to the Indenture or the notes may be made by us and the trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding notes and any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. Without the consent of any holders of the notes, we and the trustee may amend or supplement the Indenture or the notes to cure any ambiguity, defect or inconsistency, to provide for the assumption of our obligations to holders of the notes and to make certain changes with respect to conversion rights in case of a merger or acquisition otherwise in compliance with the Indenture or to make any change that does not materially adversely affect the rights of any holder of the notes. Without the consent of the holders of each note affected thereby, an amendment, supplement or waiver may not:

(1)	change the stated maturity date of the principal of, or premium, if any, or interest, if any, on, any note, or adversely affect the right to convert any note;

(2)	reduce the principal amount or redemption price or repurchase price of, or interest, if any, on, any note;

(3)	change the currency for payment of principal of, or interest, if any, on, any note;

(4)	impair the right to institute suit for the enforcement of any payment on or with respect to any note;

(5)	modify the subordination provisions in a manner materially adverse to the holders of the notes;

(6)	reduce the above-stated percentage of outstanding notes necessary to amend or supplement the Indenture or waive defaults or compliance; or

(7)	modify (with certain exceptions) any provisions of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder.

Concerning the Trustee

The Bank of New York, the trustee under the Indenture, has been appointed by us as the initial paying agent, conversion agent and registrar (the “Registrar”) with regard to the notes. We and our subsidiaries may maintain deposit accounts and conduct other banking transactions with the trustee or its affiliates in the ordinary course of business, and the trustee and its affiliates may from time to time in the future provide us with banking and financial services in the ordinary course of their business.

In case an event of default shall occur (and shall not be cured) and holders of the notes have notified the trustee, the trustee will be required to exercise its powers with the degree of care and skill that a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. Subject to such provisions, the trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of notes, unless the holders shall have offered to the trustee indemnity and/or security satisfactory to it.

Governing Law

The Indenture and notes are governed by and construed in accordance with the laws of the State of New York.

Book-Entry Delivery and Form

The notes will be in the form of one or more global securities. The global security has been deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders of notes may hold beneficial interests in the global security directly through DTC if they have an account with DTC or indirectly through organizations which have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Pursuant to procedures established by DTC, DTC credits on its book-entry registration and transfer system the principal amount of notes represented by the global security to the accounts of participants. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security are shown on, and the transfer of those ownership interests are effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

Beneficial owners of interests in global securities who desire to convert their interests into ordinary shares should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the Indenture and the notes. In addition, no beneficial owner of an interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, a holder not be entitled to have the notes represented by the global security registered in its name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, and premium, if any, and interest, if any, on, the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

We expect that DTC or its nominee, upon receipt of any payment of principal of, or premium, if any, or interest, if any, on, the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or an event of default has occurred and is continuing under the Indenture, DTC will exchange the global security for certificated securities that it will distribute to its participants and that will be legended, if required.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Registration Rights

We have agreed pursuant to a registration rights agreement, with the initial purchaser of the notes, Credit Suisse First Boston LLC, for the benefit of the holders of the notes and the ordinary shares issuable upon the conversion thereof, that we will file the shelf registration statement of which this prospectus is a part with the SEC covering resales of the notes and ordinary shares issuable upon conversion of the notes within 90 days of the initial sale of the notes to Credit Suisse First Boston LLC. We also agreed to use our commercially reasonable efforts to cause the shelf registration statement to become effective within 180 days of that initial sale.

We will use commercially reasonable efforts to keep the shelf registration statement effective after its effective date until the date which is the earliest of:

(1)	the second anniversary of the effective date of the shelf registration statement;

(2)	such time as all the transfer restricted securities have been sold pursuant to the shelf registration statement, transferred pursuant to Rule 144 under the Securities Act or otherwise transferred in a manner that results in such securities not being subject to transfer restrictions under the Securities Act and the absence of a need for a restrictive legend regarding registration under the Securities Act; and

(3)	such time as all of the transfer restricted securities held by our nonaffiliates (from the time of issuance) are eligible for sale pursuant to Rule 144(k) under the Securities Act or any successor rule or regulation thereto.

A “transfer restricted security” means any note or ordinary share issuable upon conversion of a note until the date the security has been effectively registered under the Securities Act and disposed of under a shelf registration statement or the date on which the security is distributed to the public pursuant to Rule 144 under the Securities Act or is saleable pursuant to Rule 144(k) under the Securities Act.

We will, in the event the shelf registration statement is filed, among other things, provide to each securityholder for whom such shelf registration statement was filed one copy of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit resales of the transfer restricted securities by such holders to third parties, including one underwritten offering as described below.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed an aggregate of 45 days for all suspensions in any 90-day period; or

•	exceed an aggregate of 120 days for all suspensions in any 12-month period.

In the event that:

(1)	by the 180th day after the first date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC, or

(2)	after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective (subject to the blackout period described above and to certain exceptions described in the registration rights agreement) in connection with resales of transfer restricted securities in accordance with and during the periods specified in the registration rights agreement (each such event referred to in clauses (2) and (3), a “Registration Default”), additional interest will be payable on the notes from and including the date on which any such Registration Default shall occur to, but excluding the date on which all Registration Defaults have been cured, at the rate of 0.5% per annum so long as such notes are transfer restricted securities. We will have no other liabilities for monetary damages with respect to our registration obligations. Commencing on January 10, 2004 we became obligated to pay interest on the notes as a result of our failure to have the shelf registration statement declared effective by such date. Pursuant to these provisions, we made interest payments in April 2004 and October 2004.

A holder who elects to sell any transfer restricted securities pursuant to the shelf registration statement:

•	will be required to deliver a notice and questionnaire to us and be named as a selling securityholder in the related prospectus;

•	be required to deliver a prospectus to purchasers;

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

We shall use commercially reasonably efforts to add any securityholders who properly complete and deliver a notice and questionnaire to the shelf registration statement as a selling securityholder by means of a pre-effective amendment or, if permitted by the SEC, by means of a post-effective amendment or prospectus supplement; provided that any such failure to file such pre-effective amendment, post-effective amendment or prospectus supplement will not result in the payment of additional interest.

The registration rights agreement provides that holders of at least 33% of the then-outstanding transfer restricted securities may elect to have one underwritten offering of those securities. The managing underwriter(s) for any such offering must be selected by holders of a majority of the transfer restricted securities to be included in the underwritten offering and must be reasonably acceptable to us.

We will pay all registration expenses of the shelf registration; provided that each selling securityholder will be responsible for its share of certain expenses incurred in connection with an offering, as described under “Plan of Distribution” below.

The summary in this prospectus of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request to us.

Repurchase and Cancellation

All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the Indenture. We may, to the extent permitted by law, repurchase notes in the open market or by tender offer at any price or by private agreement. Any notes repurchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost notes at a holder’s expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York acts as the depositary bank for our American Depositary Shares or ADSs. ADSs represent ownership interests in securities that are on deposit with a depositary bank. ADSs are normally represented by certificates that are commonly known as American Depositary Receipts or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is The Hongkong and Shanghai Banking Corporation Limited, Custody and Clearing, Hong Kong office.

We have appointed The Bank of New York as depositary bank pursuant to a deposit agreement entered into by us, The Bank of New York as depositary, registered holders of outstanding ADSs and the owners of a beneficial interest in ADSs evidenced by ADRs.

You should read this summary together with the deposit agreement and the ADR. You can inspect a copy of the deposit agreement at the corporate trust office of the depositary, currently located at 101 Barclay Street, New York, New York 10286, and at the principal offices of the custodian, which acts as agent of depositary, currently located at Basement 1 & 2, 1 Queen’s Road Central, Hong Kong. A copy of the deposit agreement is on file with the SEC under cover of a registration statement on Form F-6. You may obtain a copy of the deposit agreement as indicated under “Where You Can Find More Information.”

We are providing you with a summary description of the ADSs and your rights as an owner of ADSs in the event that you convert your notes into ordinary shares and then wish to deposit such ordinary shares for the issuance of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that a holder’s rights and obligations as an owner of ADSs will be determined by the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety as well as the form of ADR attached to the deposit agreement.

If you become an owner of an ADS, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of the ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder, you appoint the depositary to act on your behalf in certain circumstances. Although the deposit agreement is governed by New York law, our obligations to the holders of our ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

You may hold ADRs either directly or indirectly through your broker or other financial institution. If you hold ADRs directly, you are an ADR holder. This description assumes you hold your ADRs directly. If you hold the ADRs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Deposit, Withdrawal and Cancellation

Each ADS currently represents 100 ordinary shares and will also represent any other securities, cash or other property deposited with The Bank of New York but not distributed to ADS holders. The depositary will only issue ADSs in whole numbers. Accordingly, any amount of ordinary shares which is not divisible into 100 (or the then current conversion ratio) cannot be deposited for the issuance of ADSs, unless it is aggregated with other shares which together are divisible by 100 (or the then current conversion ratio).

The Bank of New York will issue ADRs if you or your broker deposit ordinary shares or evidence of rights to receive ordinary shares with the custodian. The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the number of ordinary shares have been duly transferred to the custodian. In addition, our deposit agreement provides that any ordinary shares deposited for inclusion in the ADS program should be accompanied by appropriate instruments of transfer or endorsement, in the form satisfactory to the custodian, together with any certifications as may be reasonably required by the depositary or the custodian. Ordinary shares cannot be deposited unless, upon deposit, the ordinary shares will be free of all transfer restrictions. Therefore, ordinary shares issued upon conversion of the notes cannot be deposited unless (i) the shares have been resold in a transaction that is effectively registered under the resale registration statement described above under “Description of the Notes—Registration Rights,” (ii) the shares have been resold in a transaction that complies with Rule 144 under the Securities Act or (iii) the exemption provided by Rule 144(k) under the Securities Act is available and we have removed the transfer restriction legend from the share certificate at the holder’s request. We have been informed by The Bank of New York that it intends to require holders who wish to deposit ordinary shares that may have been issued upon conversion of the notes to provide evidence satisfactory to it that the conditions specified in clause (i), (ii) or (iii) of the preceding sentence have been satisfied. Such holders may also be required to provide a legal opinion to that effect to The Bank of New York at their own expense.

You may turn in your ADRs at The Bank of New York’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, The Bank of New York will deliver the amount of deposited securities underlying the ADR at the office of the custodian, or, at your request, risk and expense, The Bank of New York will deliver the deposited securities at its office.

Share Dividends and Other Distributions

The Bank of New York has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADRs represent.

Cash. The Bank of New York will promptly convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, The Bank of New York shall file such application for approval or license, if any. If such conversion is not possible on a reasonable basis or any approval or license of any government or agency is needed and cannot be obtained, the deposit agreement allows The Bank of New York to distribute Renminbi only to those ADR holders to whom it is possible to do so. It will hold Renminbi it cannot convert for the account of the ADR holders who have not been paid. It will not invest Renminbi and it will not be liable for interest.

Before making a distribution, any withholding taxes that must be paid under United States law will be deducted. The Bank of New York will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when The Bank of New York cannot convert the Renminbi, you may lose some or all of the value of the distribution.

Shares. The Bank of New York may distribute new ADRs representing any shares we may distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The Bank of New York will only distribute whole ADRs. It will sell shares which would require it to issue a fractional ADR and distribute the net proceeds in the same way as it does with cash. If The Bank of New York does not distribute additional ADRs, each ADR will also represent the new shares.

Rights to Receive Additional Shares. If we offer holders of our ordinary shares any rights to subscribe for additional shares or any other rights, The Bank of New York may make these rights available to you. We must first instruct The Bank of New York to do so and furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and The Bank of New York decides it is practical to sell the rights, The Bank of New York will sell the rights and distribute the proceeds, in the same way as it does with cash. The Bank of New York may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If The Bank of New York makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The Bank of New York will then deposit the shares and issue ADRs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of the ADRs issued after exercise of rights. For example, you may not be able to trade the ADRs freely in the United States. In this case, The Bank of New York may issue the ADRs under a separate restricted deposit agreement which will contain the same provisions as the deposit agreement, except for the changes needed to put the restrictions in place.

Other Distributions. The Bank of New York will send to you anything else we distribute on deposited securities by means it thinks are legal and practical. If it cannot make the distribution in that way, The Bank of New York has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash or it may decide to hold what we distributed, in which case the ADRs will also represent the newly distributed property.

The Bank of New York is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADRs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADRs, shares, rights, or anything else to ADR holders. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Voting Rights

You may instruct The Bank of New York to vote the shares underlying your ADRs but only if we ask The Bank of New York to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, The Bank of New York will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will:

(1)	describe the matters to be voted on; and

(2)	explain how you, on a specified date, may instruct The Bank of New York to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, The Bank of New York must receive them on or before the date specified. The Bank of New York will try, in compliance with Cayman Islands law or Hong Kong law and the provisions of our memorandum and articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The Bank of New York will only vote or attempt to vote as you instruct.

If The Bank of New York does not receive voting instructions from you by the specified date, it will consider you to have authorized us to vote the number of deposited securities represented by your ADSs. The Bank of New York will give us a discretionary proxy in those circumstances to vote on all questions to be voted upon unless we notify the depositary that:

(1)	we do not wish to receive a discretionary proxy;

(2)	we think there is substantial shareholder opposition to the particular question; or

(3)	we think the particular question would have a material adverse impact on our shareholders.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct The Bank of New York to vote your shares. In addition, The Bank of New York and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

Fees and Expenses

ADR holders must pay:	For:

US$5.00 (or less) per 100 ADSs	Each issuance of an ADR, including as a of shares or rights or other property

Each cancellation of an ADR, including if the agreement terminates

US$1.50 (or less) per ADS	Registration of transfer of receipts

US$0.02 (or less) per ADS	Any cash payment

Registration or Transfer Fees	Transfer and registration of shares on the share register of the Foreign Registrar from your name to the name of The Bank of New York or its agent when you deposit or withdraw shares

Expenses incurred by The Bank of New York	Conversion of Renminbi to U.S. dollars Cable, telex and facsimile transmission expenses

Taxes and other governmental charges The Bank of New York or the Custodian have to pay on any ADR or any share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADRs or on the deposited securities underlying your ADRs. The Bank of New York may refuse to transfer your ADRs or allow you to withdraw the deposited securities underlying your ADRs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your ADRs to pay any taxes owed and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of ADRs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:

• Change the nominal or par value of our shares;	The cash, shares or other securities received by The Bank of New York will become deposited securities. Each ADR will automatically represent its equal share of the new deposited securities.
• Reclassify, split up or consolidate any of the deposited securities;

• Distribute securities on the shares that are not distributed to you;	The Bank of New York may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also issue new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets; or

• Take any similar action

Amendment and Termination

We may agree with The Bank of New York to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment will cause any of the following results, the amendment will become effective 30 days after The Bank of New York notifies you of the amendment:

•	adds or increases fees or charges, except for:

•	taxes and other government charges;

•	registration fees;

•	cable, telex or facsimile transmission costs; or

•	delivery costs or other such expenses; or

•	prejudices any substantial right of ADR holders.

At the time an amendment becomes effective, you are considered, by continuing to hold your ADRs, to agree to the amendment and to be bound by the ADRs and the deposit agreement, as amended.

The Bank of New York will terminate the deposit agreement if we ask it to do so. In such case, The Bank of New York must notify you at least 30 days before termination. The Bank of New York may also terminate the deposit agreement if The Bank of New York has told us that it would like to resign and we have not appointed a new depositary bank within 90 days.

After termination, The Bank of New York and its agents will be required to do only the following under the deposit agreement:

•	advise you that the deposit agreement is terminated; and

•	collect distributions on the deposited securities and deliver the deliverable portion of shares and other deposited securities upon cancellation of ADRs.

One year after termination, The Bank of New York may sell any remaining deposited securities by public or private sale. After that, The Bank of New York will hold the proceeds of the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs or are unable to surrender their ADRs because they represent less than a unit of shares. It will not invest the money and will have no liability for interest. The Bank of New York’s only obligations will be an indemnification obligation and an obligation to account for the proceeds of the sale and other cash. After termination, our only obligations will be an indemnification obligation and our obligation to pay specified amounts to The Bank of New York.

Limitations on Obligations and Liability to ADR Holders

The deposit agreement expressly limits our obligations and the obligations of The Bank of New York, and it limits our liability and the liability of The Bank of New York. We and The Bank of New York:

•	are only obligated to take the actions specifically provided for in the deposit agreement without negligence or bad faith;

•	are not liable if either is prevented or delayed by law or circumstances beyond their control from performing their obligations under the deposit agreement;

•	are not liable if either exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf of any other party; and

•	may rely upon any documents they believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and The Bank of New York agree to indemnify each other under designated circumstances.

Requirements for Depositary Actions

Before The Bank of New York will issue or register the transfer of an ADR, make a distribution on an ADR, or process a withdrawal of shares, The Bank of New York may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations that it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The Bank of New York may refuse to deliver, transfer or register transfers of ADRs generally when our books or the books of The Bank of New York are closed, or at any time if The Bank of New York or we think it advisable to do so.

You have the right to cancel your ADRs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (1) The Bank of New York or we have closed its or our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on the shares;

•	when you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of ADRs

In compliance with the provisions of the deposit agreement, The Bank of New York may issue ADRs before deposit of the underlying shares. This is called a pre-release of the ADR. The Bank of New York may also deliver shares upon cancellation of pre-released

ADRs, even if the ADRs are cancelled before the pre-release transaction has been closed out. A pre-release is closed out as soon as the underlying shares are delivered to The Bank of New York. The Bank of New York may receive ADRs instead of shares to close out a pre-release. The Bank of New York may pre-release ADRs only under the following conditions:

•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to The Bank of New York in writing that it or its customer owns the shares or ADRs to be deposited;

•	the pre-release must be fully collateralized with cash or other collateral that The Bank of New York considers appropriate; and

•	The Bank of New York must be able to close out the pre-release on not more than five business days’ notice.

In addition, The Bank of New York will limit the number of ADRs that may be outstanding at any time as a result of pre-release to 30% of total shares deposited, although The Bank of New York may disregard the limit from time to time, if it thinks it is appropriate to do so.

CAYMAN ISLANDS TAXATION

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to NetEase levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands are not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Morrison & Foerster LLP, special U.S. counsel to NetEase.com, Inc., the following summary accurately describes the material United States federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of the ordinary shares into which the notes may be converted by a holder, subject to the limitations stated below. This description does not provide a complete analysis of all potential tax consequences. Such opinion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (including proposed Regulations and temporary Regulations) promulgated thereunder, Internal Revenue Service (“IRS”) published rulings and court decisions, all as of the date hereof. These authorities may change, possibly on a retroactive basis, or the IRS might interpret the existing authorities differently. In either case, the tax consequences of purchasing, owning or disposing of notes or ordinary shares could differ from those described below. We do not intend to obtain a ruling from the IRS with respect to the tax consequences of acquiring or holding the notes or ordinary shares.

This description is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s particular circumstances, or to certain types of investors subject to special treatment under U.S. federal income tax laws (such as banks or financial institutions, life insurance companies, tax-exempt organizations, dealers in securities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, persons holding notes or ordinary shares as part of a position in a “straddle” or as part of a “hedging,” “conversion” or “integrated” transaction for U.S. federal income tax purposes, persons subject to the alternative minimum tax provisions of the Code, and persons that have a “functional currency” other than the U.S. dollar). This description applies to purchasers of the notes who hold the notes and the ordinary shares as capital assets. This description does not consider the effect of any foreign, state, local or other tax laws that may be applicable to particular investors.

Investors considering the purchase of notes and ordinary shares should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences of U.S. federal estate or gift tax laws, foreign, state, or local laws, and tax treaties.

U.S. Holders

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of a note or ordinary shares that is (i) a citizen or resident of the U.S. or someone treated as a U.S. citizen or resident for U.S. federal income tax purposes; (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S. or any political subdivision thereof; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust, if such trust validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or if (a) a court within the U.S. can exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of the notes or ordinary shares into which the notes may be converted, the U.S. tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the notes or ordinary shares into which the notes may be converted that is a partnership and partners in such partnership should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes and the ordinary shares into which the notes may be converted.

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owners of the underlying shares represented by such ADSs. Accordingly, this discussion of U.S. federal income tax consequences to U.S. Holders of shares applies equally to U.S. Holders of ADSs.

If you are not a U.S. Holder, this subsection does not apply to you and you should refer to “Non-U.S. Holders” below.

Contingent Debt Instrument Rules

If the amount or timing of any payments on a note is contingent, the note could be subject to special rules that apply to contingent debt instruments. These rules require a U.S. Holder to accrue interest income at a rate higher than any stated interest rate on a note and to treat as ordinary income (rather than capital gain) any gain recognized on a sale, exchange or retirement of the note before the resolution of the contingencies. If, upon a Merger Event, the company is required to redeem the notes, the amount paid to a U.S. Holder could exceed the principal amount of the notes. Additionally, U.S. Holders would be entitled to interest if the notes are not registered with the SEC within prescribed time periods. We do not believe that, because of these potential additional payments, the notes should be treated as contingent debt instruments. Therefore, for purposes of filing tax on information returns with the IRS, we will not treat the notes as contingent debt instruments. Unless otherwise noted, this discussion assumes that the notes are not subject to the contingent debt instrument rules.

Sale, Exchange or Redemption of the Notes or Conversion of Notes Solely for Cash

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize any capital gain or loss if the U.S. Holder disposes of a note in a sale, redemption, exchange or conversion of the notes solely for cash. The U.S. Holder’s gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the note. The U.S. Holder’s adjusted tax basis in the note will generally equal the amount the U.S. Holder paid for the note. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the note. The gain or loss recognized by a U.S. Holder on a disposition of the note will be long-term capital gain or loss if the U.S. Holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Conversion of Note Solely for Ordinary Shares (and Cash in Lieu of a Fractional Ordinary Share, if Any)

A U.S. Holder who converts a note into ordinary shares will not recognize any income, gain or loss, except with respect to cash received in lieu of a fractional ordinary share. The U.S. Holder’s aggregate basis in the ordinary shares (including any fractional ordinary share for which cash is paid) will be equal to the U.S. Holder’s adjusted basis in the note, and the U.S. Holder’s holding period for the ordinary shares will include the period during which the U.S. Holder held the note. The U.S. Holder will recognize gain or loss upon the receipt of cash paid in lieu of a fractional ordinary share measured by the difference between the amount of cash received for the fractional share interest and the U.S. Holder’s tax basis in such fractional share interest.

Conversion of Notes Partly for Ordinary Shares and Partly for Cash (Other Than Solely in Lieu of a Fractional Ordinary Share)

A U.S. Holder who converts a note and receives a combination of ordinary shares and cash (other than solely in lieu of a fractional ordinary share), assuming the notes are securities for United States federal income tax purposes, which is likely, will not recognize loss, but will recognize gain, if any, on the notes so exchanged in an amount equal to the lesser of the amount of (i) gain “realized” (i.e., the excess, if any, of the fair market value of the ordinary shares received upon exchange plus cash received over the adjusted tax basis in the notes tendered in exchange therefor) or (ii) cash received. Subject to the passive foreign investment company rules discussed below, such gain will be capital gain and will be long-term if the U.S. Holder’s holding period in respect of such note is more than one year. A U.S. Holder’s tax basis in the ordinary shares received should equal the adjusted tax basis in notes tendered in exchange therefor, decreased by the cash received, and increased by an amount of gain recognized. A U.S. Holder’s holding period in the ordinary shares received upon exchange of notes will include the holding period of the notes so exchanged.

Constructive Dividends

If at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of notes, the conversion price of notes is increased, such increase may be deemed to be the payment of a taxable dividend, for United States federal income tax purposes, to U.S. Holders of notes. For example, an increase in the conversion price in the event of distributions of our debt instruments, or our assets, or an increase in the event of an extraordinary cash dividend, generally will result in deemed dividend treatment to holders of notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our ordinary shares may not.

Taxation of Dividends and Other Distributions on the Ordinary Shares

Subject to the passive foreign investment company rules discussed below, all distributions to a U.S. Holder with respect to the ordinary shares, other than certain pro rata distributions of our shares, will be includible in a U.S. Holder’s gross income as ordinary dividend income when received, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits. For this purpose, earnings and profits will be computed under U.S. federal income tax principles. The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain.

Dividends paid in Renminbi will be included in your income as a U.S. dollar amount based on the exchange rate in effect on the date that the U.S. Holder receives the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the U.S. Holder does not receive U.S. dollars on the date the dividend is distributed, the U.S. Holder will be required to include either gain or loss in income when the U.S. Holder later exchanges the Renminbi for U.S. dollars. The gain or loss will be equal to the difference between the U.S. dollar value of the amount that the U.S. Holder includes in income when the dividend is received and the amount that the U.S. Holder receives on the exchange of the Renminbi for U.S. dollars. The gain or loss generally will be ordinary income or loss from United States sources. If we distribute as a dividend non-cash property, the U.S. Holder will include in income an amount equal to the U.S. dollar equivalent of the fair market value of the property on the date that it is distributed.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ordinary shares will be “passive income” or, in the case of certain U.S. Holders, “financial services income.” In particular circumstances, a U.S. Holder that (i) has held the ordinary shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends, or (iii) holds the ordinary shares in arrangements in which the U.S. Holder’s expected economic profit, after non-U.S. taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ordinary shares.

Distributions to a U.S. Holder of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all our shareholders should not be subject to U.S. federal income tax. The basis of the new shares or rights so received will be determined by allocating the U.S. Holder’s tax basis in the ordinary shares between the ordinary shares and the new shares or rights received, based on their relative fair market values on the date of distribution. However, the basis of the new shares or rights will be zero if (i) the fair market value of the new shares or rights is less than 15% of the fair market value of the old ordinary shares at the time of distribution and (ii) the U.S. Holder does not make an election to determine the basis of the new shares by allocation as described above. The U.S. Holder’s holding period in the new shares or rights will include the holding period of the old ordinary shares on which the distribution was made.

Taxation of Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder will recognize taxable gain or loss on any sale or exchange of an ordinary shares equal to the difference between the amount realized (in U.S. dollars) for the ordinary shares and the U.S. Holder’s tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. Any gain or loss that you recognize will generally be treated as United States source income or loss, except that losses will be treated as foreign source losses to the extent you received dividends that were includible in the financial services income basket during the 24-month period prior to the sale.

Passive Foreign Investment Company

We believe we were a passive foreign investment company for U.S. federal income tax purposes for the taxable years ended on December 31st of 2000, 2001 and 2002, and we cannot be certain whether we will be treated as a passive foreign investment company for the taxable year ending on December 31st of 2003. If we are a passive foreign investment company in 2003, or in any subsequent year in which a U.S. Holder holds the notes or ordinary shares, the U.S. Holder will be subject to increased U.S. tax liabilities and reporting requirements on receipt of certain dividends or on a disposition at a gain of ordinary shares or, under proposed regulations, notes, although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. U.S. Holders should consult their own tax advisors regarding our status as a passive foreign investment company, the consequences of an investment in a passive foreign investment company, and the consequences of making a shareholder election to terminate deemed passive foreign investment company status if we no longer meet the income or asset test for passive foreign investment company status in a subsequent taxable year.

A company is considered a passive foreign investment company for any taxable year if either

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock of such corporation.

The determination that we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years was based on our valuations of our assets, including goodwill. In calculating goodwill, we have valued our total assets based on our total market value determined using the average of the quarterly selling prices of the shares for the relevant year and have made a number of assumptions regarding the amount of this value allocable to goodwill. We believe our valuation approach is reasonable. However, it is possible that the Internal Revenue Service, or IRS, will challenge the valuation of our goodwill, which may result in it becoming even more likely that we would be classified as a passive foreign investment company for the 2003 taxable year as well as for subsequent years. In addition, if our actual acquisitions and capital expenditures do not match our projections, the likelihood that we are or will be classified as a passive foreign investment company may also increase.

A separate determination must be made each year as to whether we are a passive foreign investment company. As a result, our passive foreign investment company status may change.

If we are a passive foreign investment company for any taxable year during which a U.S. Holder holds notes or ordinary shares, the U.S. Holder will be subject to special tax rules with respect to (i) any “excess distribution” that the U.S. Holder receives on ordinary shares and (ii) any gain the U.S. Holder realizes from a sale or other disposition (including a pledge) of (a) the ordinary shares or (b), under proposed regulations which are not yet effective, but are proposed to be effective from April 11, 1992, notes, unless the U.S. Holder makes a “mark-to-market” election as discussed below. Distributions the U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder’s holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares or notes,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a passive foreign investment company, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses, and gains (but not losses) realized on the sale of the ordinary shares or notes cannot be treated as capital, even if the U.S. Holder holds the ordinary shares or notes as capital assets.

A U.S. shareholder of a passive foreign investment company may avoid taxation under the excess distribution rules discussed above by making a “qualified electing fund” election to include the U.S. Holder’s share of our income on a current basis. However, a U.S. Holder may make a qualified electing fund election only if the passive foreign investment company agrees to furnish the shareholder annually with certain tax information, and we do not presently intend to prepare or provide such information.

Alternatively, a U.S. Holder of “marketable stock” in a passive foreign investment company may make a mark-to-market election for stock of a passive foreign investment company to elect out of the excess distribution rules discussed above. If a U.S. Holder makes a mark-to-market election for the ordinary shares, the U.S. Holder will include in income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of its taxable year over the U.S. Holder’s adjusted basis in such ordinary shares. A U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year only to the extent of any net mark-to-market gains on the ordinary shares included in the U.S. Holder’s income for prior taxable years. Amounts included in a U.S. Holder’s income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ordinary shares, as well as to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. A U.S. Holder’s basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not passive foreign investment companies would apply to distributions by us.

The mark-to-market election is available only for stock which is regularly traded on a national securities exchange that is registered with the SEC or on Nasdaq, or an exchange or market that the U.S. Secretary of the Treasury determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. The mark-to-market election would be available to a U.S. Holder unless our ordinary shares are delisted from The Nasdaq National Market and do not subsequently become regularly traded on The Nasdaq SmallCap Market or other qualified exchange or market.

A U.S. Holder who holds ordinary shares in any year in which we are a passive foreign investment company would be required to file IRS Form 8621 regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

Non-U.S. Holders

A Non-U.S. Holder will not be subject to U.S. federal income tax on dividends paid by us or on additional payments received with respect to the notes unless the income is effectively connected with the Non- U.S. Holder’s conduct of a trade or business in the United States.

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of the notes or ordinary shares unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States or the Non-U.S. Holder is a natural person who is present in the United States for 183 days or more and certain other conditions exist. Dividends and gains that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be subject to tax in the same manner as they would be if the Non-U.S. Holder were a U.S. Holder, except that the passive foreign investment company rules will not apply. Effectively connected dividends and gains received by a corporate Non-U.S. Holder may also be subject to an additional branch profits tax at a 30% rate or a lower tax treaty rate.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the ordinary shares or the proceeds received on the sale, exchange or redemption of ordinary shares or notes paid within the United States (and, in certain cases, outside the United States) to U.S. Holders other than certain exempt recipients, such as corporations, and backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on its U.S. federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as credit against the U.S. Holder’s U.S. federal income tax liability provided that the appropriate returns are filed.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status to the payor, under penalties of perjury, on IRS Form W-8BEN.

SELLING SECURITYHOLDERS

We originally issued the notes in a private placement on July 14, 2003 to the initial purchaser, Credit Suisse First Boston LLC. The initial purchaser has informed us that it resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A promulgated under the Securities Act. Selling securityholders may offer and sell the notes and the underlying ordinary shares pursuant to this prospectus.

The following table contains information available to us as of November 29, 2004, with respect to the selling securityholders and the principal amount of notes and the underlying ordinary shares beneficially owned by each selling securityholder that may be offered using this prospectus. Unless set forth below and except for the initial purchaser referenced above, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

Name	Principal Amount at Maturity of Notes Beneficially Owned That May Be Sold	Percentage of Notes Outstanding	Number of Ordinary Shares That May Be Sold(1)	Percentage of Ordinary Shares Outstanding(2)(3)
Amaranth LLC(4)(14)(15)	$12,000,000	12.0%	24,922,118	*
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.(5)	$4,880,000	4.9%	10,134,995	*
Argent Classic Convertible Arbitrage Fund L.P.(6)	$1,020,000	1.0%	2,118,380	*
Argent Classic Convertible Arbitrage Fund II L.P.(6)	$190,000	*	394,600	*
Argent LowLev Convertible Arbitrage Fund, LLC(6)	$490,000	*	1,017,653	*
Argent LowLev Convertible Arbitrage Fund II, LLC(6)	$70,000	*	145,379	*
Argent LowLev Convertible Arbitrage Fund Ltd.(5)	$3,350,000	3.4%	6,957,425	*
Barclays Global Investors Diversified Alpha Plus Funds(7)	$994,000	*	2,064,382	*
Citigroup Global Markets Ltd.(8)(13)(14)	$8,700,000	8.7%	18,068,536	*
Class C Trading Company Ltd.(6)	$230,000	*	477,674	*
Custom Investments PCC, LTD(6)	$110,000	*	228,453	*
Forest Fulcrum Fund LP(7)(13)	$303,000	*	629,283	*
Forest Global Convertible Fund, Ltd., Class A-5(7)	$1,332,000	1.3%	2,766,355	*
Forest Multi-Strategy Fund SPC, on behalf of its Multi-Strategy Segregated Portfolio(7)	$1,584,000	1.6%	3,289,719	*
HFR CA Global Opportunity Master Trust(7)	$234,000	*	485,981	*
HFR CA Global Select Master Trust Account(6)	$130,000	*	269,990	*
HFR RVA Select Performance Master Trust(7)	$286,000	*	593,977	*
JMG Capital Partners, L.P.(9)	$16,625,000	16.6%	34,527,518	1.1%
JMG Triton Offshore Fund, Ltd.(10)	$16,625,000	16.6%	34,527,518	1.1%
KBC Financial Products USA Inc.(11)	$8,580,000	8.6%	17,819,315	*
LLT Limited(7)	$106,000	*	220,145	*
Lyxor/Forest Fund Limited(7)	$2,461,000	2.5%	5,111,111	*
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent(6)	$400,000	*	830,737	*
Partners Group Alternative Strategies PCC Ltd(6)	$270,000	*	560,748	*
Silver Convertible Arbitrage Fund, LDC(6)	$260,000	*	539,979	*
Sphinx Convertible Arbitrage SPC(7)	$234,000	*	485,981	*
Xavex Convertible Arbitrage 2 Fund(6)	$120,000	*	249,221	*
Xavex Convertible Arbitrage 4 Fund(7)	$168,000	*	348,910	*
Xavex Convertible Arbitrage 10 Fund(6)	$440,000	*	913,811	*
Wolverine Convertible Arbitrage Fund Trading Limited (12)	$830,000	*	1,723,780	*
Zurich Institutional Benchmarks Master Fund Ltd.(7)	$1,237,000	1.2%	2,569,055	*
Unnamed Selling Securityholders	$15,741,000	15.7%	32,691,589	1.0%

*	Less than 1%.
(1)	Assumes conversion of all of the holder’s notes at a conversion price of 0.4815 per ordinary share. This conversion price is subject to adjustment as described under “Description of Notes—Conversion Rights.” As a result, the number of ordinary shares issuable upon conversion of the notes may increase in the future.
(2)	Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 3,167,150,789 ordinary shares outstanding as of August 31, 2004. In calculating this amount for each holder, we treated as outstanding the number of ordinary shares issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	Assumes that all holders of notes, or any future transferees, pledgees, donees or successors of or from such holders of notes, do not beneficially own any ordinary shares other than the ordinary shares issuable upon conversion of the notes at the initial conversion rate.
(4)	Amaranth Advisors L.L.C., the Trading Advisor for Amaranth LLC, exercises voting and dispositive power over the registrable securities. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C.
(5)	Henry Cox and Thomas Marshall exercise voting/investment control.
(6)	Nathanial Brown and Robert Richardson exercise voting/investment control.
(7)	Michael A. Boyd exercises voting/investment control.
(8)	Steven Ciampi exercises voting/investment control.
(9)	Jonathan M. Glaser exercises voting/investment control.
(10)	Jonathan M. Glaser and Roger Richter exercise voting/investment control.
(11)	Luke Edwards exercises voting/investments control.
(12)	Chris Gust exercises voting/investment control.
(13)	This selling securityholder has identified itself as a broker-dealer and, accordingly, an underwriter. Please see “Plan of Distribution” for disclosure regarding this selling securityholder.
(14)	The selling securityholder is an affiliate of a broker-dealer. Please see “Plan of Distribution” for disclosure regarding these selling securityholders.
(15)	Each of Amaranth Securities L.L.C. and Amaranth Global Securities Inc. is a broker-dealer registered pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Each such broker-dealer may be deemed to be an affiliate of the selling securityholder. Neither of such broker-dealers, however, is authorized by the NASD to engage in securities offerings either as an underwriter or as a selling group participant and neither of such broker-dealers actually engages in any such activity.

We prepared this table based on the information supplied to us by the selling securityholders named in the table. The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change from time to time. Any changed information with respect to which we are given notice will be set forth in prospectus supplements or amendments.

Generally, only selling securityholders identified in the selling securityholders table who beneficially own the securities set forth opposite their respective names may sell offered securities under the registration statement of which this prospectus forms a part. We may from time to time amend this registration statement following its effective date to include additional selling securityholders who acquire securities directly or indirectly from any unnamed securityholder. In addition, any additional selling securityholders who acquire securities from a securityholder identified in the above table may be added in a supplement to this prospectus.

Because the selling securityholders may offer all or some of their notes or the underlying ordinary shares from time to time, we cannot estimate the amount of the notes or underlying ordinary shares that will be held by the selling securityholders upon the termination of any particular offering. See “Plan of Distribution.”

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the notes or the ordinary shares issued upon conversion of the notes offered by this prospectus. The notes and the underlying ordinary shares may be sold from time to time to purchasers:

•	directly by the selling securityholders;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the ordinary shares.

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying ordinary shares may be deemed to be “underwriters.” As a result, any profits on the sale of the notes and the underlying ordinary shares by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were to be deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

If the notes and the underlying ordinary shares are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions in addition to the other fees and expenses set forth at the end of this section.

Citigroup Global Markets Ltd. and Forest Fulcrum Fund L.P. are the only selling securityholders who are registered broker dealers and, as such, are underwriters in connection with the sale of the notes and the underlying common shares. The only selling securityholders who are affiliates of registered broker dealers are Amaranth LLC and Citigroup Global Markets Ltd., and each of these selling securityholders have informed the Company that it purchased the notes in the ordinary course of business and at the time of its purchase, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes or the shares underlying the notes. The factual information provided in this paragraph is based on the representations made to us by the selling securityholders.

The notes and the underlying ordinary shares may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes and underlying ordinary shares may be listed or quoted at the time of the sale, if any, including in the form of ADSs representing ordinary shares;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

•	through the writing of options.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with sales of the notes and the underlying ordinary shares, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and the underlying ordinary shares in the course of hedging their positions. The selling securityholders may also sell the notes and the underlying ordinary shares short and deliver notes and the underlying ordinary shares to close out short positions, or loan or pledge notes and the underlying ordinary shares to broker-dealers that in turn may sell the notes and the underlying ordinary shares.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying ordinary shares by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying ordinary shares offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the notes and the underlying ordinary shares by other means not described in this prospectus. In addition, any notes and the underlying ordinary shares covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

ADSs representing our ordinary shares are listed on the Nasdaq National Market under the symbol “NTES.” We do not intend to apply for the listing of the notes or the underlying ordinary shares on any securities exchange or for quotation through the Nasdaq National Market. Upon resale using this prospectus, the notes will cease to be eligible for trading in The Portal/SM /Market, a subsidiary of The Nasdaq Stock Market. We cannot assure you that the notes or the ordinary shares will be liquid or that any trading market for the notes will develop.

The selling securityholders and any other person participating in such distribution will be subject to the Securities Exchange Act of 1934, or the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying ordinary shares by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the notes and the underlying ordinary shares to engage in market-making activities with respect to the particular notes and the underlying ordinary shares being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the underlying ordinary shares and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying ordinary shares.

Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

We have agreed to pay all of the expenses incidental to the registration, offering and sale of the notes and the underlying ordinary shares to the public other than:

•	costs incurred in connection with the printing and delivery of prospectuses pursuant to Section 2(f) of the registration rights agreement;

•	costs incurred in connection with obtaining an opinion of counsel, a comfort letter from our independent accountants and certain other documents pursuant to Section 2(q) of the registration rights agreement;

•	all expenses payable in connection with a selling securityholder’s deposit of ordinary shares with The Bank of New York for the issuance of ADSs; and

•	if the offering is underwritten:

•	underwriting discounts and commissions and transfer taxes, if any, relating to the sale or disposition of the securities pursuant to this prospectus;

•	out-of-pocket expenses we reasonably incur in:

•	facilitating an underwritten offering pursuant to Section 2(o) of the registration rights agreement;

•	confirming or obtaining a rating for the notes, if so requested pursuant to Section 2(r) of the registration rights agreement; and

•	assisting underwriters to comply with the rules of the National Association of Securities Dealers, Inc., if applicable, pursuant to Section 2(s) of the registration rights agreement.

The following table sets forth the expenses, other than any expenses payable by the selling securityholders as provided above, in connection with the issuance and distribution of the securities being registered. All amounts indicated are estimates (other than the registration fee):

Registration fee	$12,292
Accounting fees and expenses	$300,000
Printing and engraving	$52,000
Legal fees and expenses of the registrant	$350,000
Miscellaneous	$5,000

Total	$719,292

LEGAL MATTERS

The validity of the notes and ordinary shares issuable upon conversion of the notes has been passed upon for our company with respect to matters of Cayman Islands law by Maples and Calder. The validity of the notes has been passed upon for our company with respect to New York law by Morrison & Foerster LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements of NetEase and subsidiaries as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001, incorporated by reference in this registration statement, were audited by Arthur Andersen • Hua Qiang, as stated in their report incorporated by reference in this prospectus. Arthur Andersen • Hua Qiang has ceased operations.

The consolidated financial statements as of and for the year ended December 31, 2003, incorporated by reference in this registration statement, have been audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company, independent registered public accounting firm, as stated in their report incorporated by reference in this prospectus.

Arthur Andersen • Hua Qiang has not consented to the incorporation by reference of their report on the financial statements of NetEase.com, Inc. for the three years ended December 31, 2001 in this registration statement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen • Hua Qiang has not consented to the incorporation by reference of their report in this registration statement, you will not be able to recover against Arthur Andersen • Hua Qiang under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen • Hua Qiang or any omissions to state a material fact required to be stated therein.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	December 31, 2003	June 30, 2004	June 30, 2004
		RMB	RMB	US$
			(Unaudited)	(Unaudited)
Assets

Current assets:
Cash		1,356,069,544	1,701,262,501	205,550,891
Held-to-maturity investments		332,093,546	248,743,281	30,053,800
Accounts receivable, net	3(a)	—	78,228,436	9,451,760
Prepayments and other current assets		19,749,369	41,596,185	5,025,757
Due from related parties, net	3(a)	15,182,589	9,000,000	1,087,403
Deferred tax assets		9,669,543	4,834,771	584,149

Total current assets		1,732,764,591	2,083,665,174	251,753,760

Non-current assets:
Rental deposit		1,430,544	1,869,070	225,826
Property, equipment and software, net		40,410,264	60,846,415	7,351,620
Deferred assets		12,086,693	8,166,586	986,708

Total assets		1,786,692,092	2,154,547,245	260,317,914

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable		10,738,090	19,791,216	2,391,225
Salary and welfare payable		17,405,624	24,537,737	2,964,712
Taxes payable	3(a) & 5	15,976,342	43,550,206	5,261,847
Deferred revenue	3(a)	—	101,473,355	12,260,271
Accrued liabilities		11,698,761	19,930,054	2,408,000
Due to a related party, net	3(a)	21,947,411	—	—

Total current liabilities		77,766,228	209,282,568	25,286,055

Long-term payable:
Zero Coupon Convertible Subordinated Notes due July 15, 2023		827,670,000	827,660,000	100,000,000
Other long-term payable		231,449	11,636,497	1,405,952

Total long-term liabilities		827,901,449	839,296,497	101,405,952

Total liabilities		905,667,677	1,048,579,065	126,692,007

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003, and 3,166,679,789 shares issued and outstanding as of June 30, 2004		2,589,756	2,620,946	316,670
Additional paid-in capital		993,254,740	1,015,935,016	122,747,870
Statutory reserves		33,699,834	33,699,834	4,071,700
Deferred compensation		(69,175)	(41,505)	(5,015)
Translation adjustments		210,838	210,838	25,474
Retained earnings/(Accumulated deficit)		(148,661,578)	53,543,051	6,469,208

Total shareholders’ equity		881,024,415	1,105,968,180	133,625,907

Total liabilities and shareholders’ equity		1,786,692,092	2,154,547,245	260,317,914

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

		For the Six Months Ended
	Note	June 30, 2003	June 30, 2004	June 30, 2004
		RMB	RMB	US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues:	7 & 3(b)
Online game services (including revenues of RMB72,315,112 and nil from a related party for the six months ended June 30, 2003 and 2004, respectively)		72,315,112	250,847,743	30,308,067
Wireless value-added and other fee-based premium services (including revenues of RMB148,960,806 from a related party and nil for the six months ended June 30, 2003 and 2004, respectively)		148,960,806	100,830,501	12,182,599
Advertising services (including revenues of RMB32,821,080 and nil from a related party for the six months ended June 30, 2003 and 2004, respectively)		32,821,080	75,337,188	9,102,432

		254,096,998	427,015,432	51,593,098
Business tax	7 & 3(b)	(12,704,850)	(23,714,239)	(2,865,215)

Net revenues	7	241,392,148	403,301,193	48,727,883
Cost of revenues (including cost reimbursements from a related party of RMB5,636,566 and nil for the six months ended June 30, 2003 and 2004, respectively)	7 & 3(b)	(42,104,054)	(80,679,110)	(9,747,857)

Gross profit	7	199,288,094	322,622,083	38,980,026

Operating expenses:
Selling and marketing expenses (including cost reimbursements to a related party of RMB6,783,049 and nil for the six months ended June 30, 2003 and 2004, respectively)		(23,125,683)	(50,847,337)	(6,143,505)
General and administrative expenses (including cost reimbursements to a related party of RMB2,166,349 and nil for the six months ended June 30, 2003 and 2004, respectively)		(26,429,305)	(47,725,467)	(5,766,313)
Research and development expenses (including cost reimbursements to a related party of RMB1,660,927 and nil for the six months ended June 30, 2003 and 2004, respectively)		(8,286,157)	(15,628,857)	(1,888,319)

Total operating expenses		(57,841,145)	(114,201,661)	(13,798,137)

Operating profit		141,446,949	208,420,422	25,181,889
Other income (expenses):
Investment income		—	1,917,059	231,624
Interest income		3,646,491	8,619,711	1,041,456
Interest expense		—	(1,965,702)	(237,501)
Other, net		5,673,376	552,800	66,791

Profit before tax		150,766,816	217,544,290	26,284,259
Income tax	4	(6,064,414)	(15,339,661)	(1,853,377)

Net profit		144,702,402	202,204,629	24,430,882

Other comprehensive income Currency translation adjustment		(18,072)	—	—

Comprehensive income		144,684,330	202,204,629	24,430,882

Net earnings per share, basic		0.05	0.06	0.01

Net earnings per ADS, basic		4.64	6.43	0.78

Net earnings per share, diluted		0.04	0.06	0.01

Net earnings per ADS, diluted		4.47	6.19	0.75

Weighted average number of ordinary shares outstanding, basic	6	3,118,601,020	3,143,613,930	3,143,613,930

Weighted average number of ADS outstanding, basic		31,186,010	31,436,139	31,436,139

Weighted average number of ordinary shares outstanding, diluted	6	3,237,539,818	3,264,082,971	3,264,082,971

Weighted average number of ADS outstanding, diluted		32,375,398	32,640,830	32,640,830

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	For the Six Months Ended
	June 30, 2003	June 30, 2004	June 30, 2004
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net profit	144,702,402	202,204,629	24,430,882
Adjustments for:
Depreciation	7,843,481	12,486,151	1,508,609
Share compensation cost	278,224	27,670	3,343
Increase in provision for doubtful debts	2,527,133	1,675,153	202,396
Amortization of issuance cost of convertible bonds	—	3,920,107	473,637
Increase in accounts receivable	—	(8,076,779)	(975,857)
Increase in prepayments and other current assets	(5,728,933)	(20,450,733)	(2,470,910)
Decrease in due from related parties	11,857,836	—	—
(Increase) Decrease in deferred tax assets	(6,991,392)	4,834,772	584,150
Increase in accounts payable and other liabilities	14,490,446	20,638,691	2,493,619
Increase (Decrease) in deferred revenue	(165,115)	43,746,222	5,285,531
Increase (Decrease) in salary and welfare payable	(2,934,356)	2,358,292	284,934

Net cash provided by operating activities	165,879,726	263,364,175	31,820,334

Cash flows from investing activities:
Decrease in held-to-maturity investments	—	83,350,265	10,070,592
Purchase of property, equipment and software	(7,144,822)	(30,973,783)	(3,742,331)
Increase in due from a related party	—	(9,000,000)	(1,087,403)
Increase in non-current deposit	(207,425)	(313,486)	(37,876)

Net cash provided by (used in) investing activities	(7,352,247)	(43,062,996	5,202,982

Cash flows from financing activities:
Proceeds from exercise of employee stock options	10,136,264	22,711,470	2,744,058
Increase in long-term payable	—	263,877	31,882

Net cash provided by financing activities	10,136,264	22,975,347	2,775,940

Effect of exchange rate changes on cash	(18,072)	—	—

Net increase in cash	168,645,671	329,402,518	39,799,256

Less: Decrease in restricted cash	(9,317)	—	—

Cash, beginning of the period	560,069,711	1,371,859,983	165,751,635

Cash, end of the period	728,706,065	1,701,262,501	205,550,891

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	6,064,414	13,812,249	1,668,831

Cash paid during the period for interest	—	1,103,544	133,333

Supplemental schedule of non-cash investing and financing activities:
Compensation costs, arising from transfer of ordinary shares and issuance of stock options in the Company to senior management personnel and some non-employees of the Company	278,224	27,670	3,343

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Ordinary Shares		Additional paid-in capital	Subscriptions receivable	Deferred compensation	Retained earnings (Accumulated deficit)	Translation adjustments	Total shareholders’ equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2002	3,100,162,537	2,566,543	1,049,651,354	(33,113,848)	(474,739)	(437,834,468)	228,910	581,023,752
Ordinary shares issued to a senior officer of the Company as compensation	2,500,000	2,070	(2,070)	—	134,060	—	—	134,060
Ordinary shares issued for services to be provided by certain employees	853,952	707	(707)	—	88,236	—	—	88,236
Ordinary shares issued upon exercise of employee options	42,045,200	34,791	10,101,473	—	—	—	—	10,136,264
Share compensation cost	—	—	—	—	55,928	—	—	55,928
Net profit	—	—	—	—	—	144,702,402	—	144,702,402
Translation adjustments	—	—	—	—	—	—	(18,072)	(18,072)

Balance as of June 30, 2003	3,145,561,689	2,604,111	1,059,750,050	(33,113,848)	(196,515)	(293,132,066)	210,838	736,122,570

	Ordinary Shares		Additional paid-in capital	Deferred Compensation	Statutory Reserves	Retained earnings (Accumulated deficit)	Translation adjustments	Total shareholders’ equity
	Share	Amount
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2003	3,128,958,189	2,589,756	993,254,740	(69,175)	33,699,834	(148,661,578)	210,838	881,024,415
Ordinary shares issued upon exercise of employee options	37,721,600	31,190	22,680,276		—	—	—	22,711,466
Share compensation cost	—	—	—	27,670	—	—	—	27,670
Net profit	—	—	—	—	—	202,204,629	—	202,204,629

Balance as of June 30, 2004	3,166,679,789	2,620,946	1,015,935,016	(41,505)	33,699,834	53,543,051	210,838	1,105,968,180

The accompanying notes are an integral part of these condensed consolidated financial statements.

NETEASE.COM, INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi (“RMB”), unless otherwise stated)

1. Organization and Operations

NetEase.com, Inc. (the “Company”) was incorporated in the Cayman Islands on July 6, 1999 as an Internet technology company operating in the People’s Republic of China (the “PRC” or “China”). As of June 30, 2004, the Company had four major directly wholly owned subsidiaries, namely NetEase Information Technology (Beijing) Co., Ltd., or NetEase Beijing, NetEase Information Technology (Shanghai) Co., Ltd., or NetEase Shanghai, and NetEase Interactive Entertainment Limited, or NetEase Interactive, which has a direct wholly owned subsidiary, Guangzhou NetEase Interactive Entertainment Limited, or Guangzhou Interactive.

The Company conducts its business in China through its wholly owned subsidiaries. Under current Chinese regulations, there are restrictions on the percentage interest foreign or foreign-invested companies may have in Chinese companies providing value-added telecommunications services in China, which include the provision of Internet content, online games and wireless value-added services such as short messaging services (“SMS”). In addition, the operation by foreign or foreign-invested companies of advertising businesses in China is subject to government approval. In order to comply with these restrictions and other Chinese rules and regulations, the Company and certain of its wholly owned subsidiaries have entered into a series of contractual arrangements for the provision of such services with certain variable interest entities (“VIEs”, see Note 3), namely Guangzhou NetEase Computer System Co., Ltd., or Guangzhou NetEase, Beijing Guangyitong Advertising Co., Ltd., or Guangyitong Advertising, and Guangzhou Ling Yi Electronics Technology Limited, or Ling Yi.

The Company, its subsidiaries and the VIEs are hereinafter collectively referred to as the “Group.”

2. Principal Accounting Policies

(a) Basis of consolidation and presentation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company, subsidiaries and VIEs, except that the Company did not consolidate the VIEs prior to the adoption of Financial Accounting Standards Board (“FASB”) Interpretation No. 46: “Consolidation of Variable Interest Entities, an interpretation of ARB 51” (“FIN 46”), which was further revised in December 2003 (“FIN 46-R”), on January 1, 2004 in accordance with the transitional provisions (see Note 3 below for details). Prior to the consolidation of the VIEs, the VIEs adopted the same accounting policies as the ones adopted by the Company and its subsidiaries. All significant transactions and balances between the Company, its subsidiaries and VIEs were eliminated upon consolidation.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The unaudited condensed consolidated financial statements are prepared based on the historical cost convention. This basis of accounting differs from that used in the statutory accounts of those entities within the Group established in China (“PRC Statutory Accounts”), which are prepared in accordance with accounting principles and the relevant financial regulations applicable to enterprises established in China (“PRC GAAP”).

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenues and expenses during the reporting periods. Actual results might differ from those estimates.

The principal differences between US GAAP and PRC GAAP applicable to the Group include the following:

•	Recognition of compensation costs arising from transfer of ordinary shares in the Company by the principal shareholder to certain members of senior management;

•	Recognition of compensation costs arising from grants of stock options and shares to the Company’s employees, directors, consultants and advisory board members;

•	Basis for revenue recognition;

•	Scope of consolidation; and

•	Tax effects related to the above adjustments and recognition of deferred tax assets.

The financial information as of and for the six months ended June 30, 2003 and 2004 are unaudited, but reflect all material recurring period end accruals and cut-off adjustments which are considered necessary for a fair presentation of the unaudited financial information.

(b) Revenue recognition

Online game services and wireless value-added and other fee-based premium services

The Group provides online games and wireless value-added and other fee-based premium services through Guangzhou NetEase and Ling Yi. The Company’s subsidiaries, NetEase Beijing and Guangzhou Interactive, have entered into agreements with Guangzhou NetEase and Ling Yi to provide technical consulting services in connection with those services. Such agreements allow NetEase Beijing and Guangzhou Interactive to unilaterally adjust the amount of fees to which NetEase Beijing and Guangzhou Interactive are entitled for the technical consulting services provided to Guangzhou NetEase and Ling Yi.

Prior to the consolidation of Guangzhou NetEase and Ling Yi which occurred upon the adoption of FIN 46, these arrangements allowed the Company’s subsidiaries to fully accrue all of the online games and wireless value-added and other fee-based premium services revenues recognized by Guangzhou NetEase and Ling Yi. Accordingly, prior to such consolidation, NetEase Beijing and Guangzhou Interactive recognized revenues from online games and wireless value-added and other fee-based premium services at the same time Guangzhou NetEase and Ling Yi recognized their revenues based on the recognition policies described below. The results of Guangzhou NetEase and Ling Yi have been consolidated into the Group’s financial statements since January 1, 2004 and May 17, 2004, respectively. The Group’s revenue recognition policies for these services are as follows:

(i)	Online Game Services.

The Group sells prepaid point cards to the end customers who may use the points on such cards for online game services provided by the Group. The Group recognizes the related revenue when the registered points are consumed for the Group’s online game services. The Group effectively charges players according to their playtime of its online game services.

(ii)	Wireless Value-Added Services.

A substantial portion of the Group’s revenue from wireless value-added services is derived from activities related to SMS. Such revenues represent the Group’s share of the revenues under cooperative arrangements with the mobile phone operators in China, net of the amounts retained by the mobile phone operators for their services performed. The Group recognizes revenues under these cooperative arrangements in the month in which the services are performed based on the monthly confirmations from the mobile phone operators for the service period when the message or content is delivered. When a confirmation has not been received from a mobile phone operator at the national, provincial or local level prior to the date the Group intends to release its quarterly earnings announcements, the Group estimates the revenues which are applicable to the services provided through that operator. The Group also estimates the number of messages sent by it to users that resulted in billing and transmission failures for which the Group is not paid by the user and which the Group cannot independently track. The Group then recognizes the estimated revenues, net of estimated billing and transmission failures.

(iii)	Other Fee-Based Premium Services.

Other fee-based premium services revenues are derived principally from providing premium e-mail, friends matching and dating services, personal homepage hosting and premium greeting card services, which are all operated on a monthly subscription basis. Prepaid subscription fees are deferred and revenues from such services are recognized on a straight-line basis over the period in which the services are provided.

Advertising Services

The Group provides advertising services through Guangyitong Advertising. NetEase Beijing has entered into agreements with Guangyitong Advertising which allow NetEase Beijing to unilaterally adjust the amount of fees NetEase Beijing is entitled to from the technical consulting and related services provided to Guangyitong Advertising. Prior to the consolidation of Guangyitong Advertising which occurred upon adoption of FIN 46, these arrangements allowed NetEase Beijing to fully accrue all of the advertising revenues recognized by Guangyitong Advertising, less all of the accrued expenses incurred by Guangyitong Advertising. Accordingly, prior to such consolidation, the Group recognized revenues from advertising services at the same time Guangyitong Advertising recognized the revenues based on the recognition policy described below. The results of Guangyitong Advertising have been consolidated into the Group’s financial statements since January 1, 2004. The Group’s revenue recognition policy for these services is as follows:

The Group derives its advertising fees principally from short-term advertising contracts. Revenues from advertising contracts are generally recognized ratably over the period in which the advertisement is displayed and only if collection of the resulting receivables is probable.

The Group’s obligations may include guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. To the extent that minimum guaranteed impressions are not met within the contractual time period, the Group defers recognition of the corresponding revenues until the remaining guaranteed impression levels are achieved.

Effective from January 20, 2000, the Group has adopted the consensus reached in Emerging Issue Task Force (“EITF”) 99-17 to account for barter transactions. According to EITF 99-17, revenue and expense should be recognized at fair value from a barter transaction involving advertising services provided by the Group only if the fair value of the advertising services surrendered in the transaction is determinable based on the entity’s own historical practice of receiving cash, marketable securities, or other consideration that is readily convertible to a known amount of cash for similar advertising from buyers unrelated to the counterparty in the barter transaction.

(c) Deferred revenue

Deferred revenue represents prepayments by customers for services yet to be completed as of the balance sheet dates.

(d) Cost of revenues

Costs of online game services, wireless value-added and other fee-based premium services and advertising services consist primarily of staff costs of those departments directly involved in providing online game services, wireless value-added and other fee-based premium services and advertising services, depreciation and amortization of computers and software, server custody fees, bandwidth and other direct costs of providing these services. These costs are charged to the statement of operations as incurred.

Material direct costs incurred in the development of platforms for providing these services consist primarily of computer software developed or acquired. They are capitalized and amortized in accordance with AICPA SOP 98-1 and costs incurred prior to the application development stage are expensed as incurred.

(e) Cash

Cash represents cash on hand and demand deposits placed with banks or other financial institutions.

(f) Financial instruments

Financial instruments of the Group primarily consist of held-to-maturity investments, accounts receivable, balances with related parties, accounts payable and convertible notes payable.

As of the balance sheet dates, their estimated fair value approximated their carrying values.

Held-to-maturity investments represent certain marketable debt securities of US government agencies which the Group holds for investment purposes. The Group believes that it has both the intent and the ability to hold these marketable securities until maturity of the securities and has accordingly classified them as held-to-maturity investments in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. Held-to-maturity investments are reported at amortized cost as of the balance sheet date which approximates fair market value. As of June 30, 2004, the amount of gross unrealized gains and losses (i.e. the difference between the recorded cost and the fair value) was not significant.

(g) Property, equipment and software

Property, equipment and software are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the following estimated useful lives, taking into account any estimated residual value:

Computers	3 years
Furniture and office equipment	5 years
Software	2 – 3 years
Vehicles	5 years
Leasehold improvements	Lesser of other term of the lease or the estimated useful lives of the assets

Costs of computer software developed or obtained for internal use are accounted for in accordance with AICPA SOP 98-1, under which direct costs incurred to develop the software during the application development stage and to obtain computer software from third parties that can provide future benefits are capitalized.

(h) Impairment of long-lived assets

Since January 1, 2002, the Group has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which addresses the financial accounting and reporting for the recognition and measurement of impairment losses for long-lived assets. In accordance with these standards, the Group recognizes impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets.

(i) Advertising expenses

The Group recognizes advertising expenses in accordance with AICPA SOP 93-7 “Reporting on Advertising Costs”. As such, the Group expenses the costs of producing advertisements at the time production occurs, and expenses the cost of communicating advertising in the period in which the advertising space or airtime is used.

(j) Foreign currency translation

The functional currency of the Group is RMB. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are included in the determination of income.

The financial records of certain of the Company’s subsidiaries are maintained in US dollars, which is their functional currency. For consolidation purposes, the assets and liabilities of such subsidiaries are translated at the exchange rates at the balance sheet dates, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component in the consolidated statement of shareholders’ equity.

Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB8.2766 on June 30, 2004 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at such rate.

(k) Stock-based compensation

In accordance with the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, the Group has selected the disclosure only provisions related to employee stock options and follows the provisions of Accounting Principles Board Opinion No. 25 (“APB 25”) in accounting for stock options issued to employees. Under APB 25, compensation expense, if any, is recognized as the difference between the exercise price and the estimated fair value of the ordinary shares on the measurement date, which is typically the date of grant, and is recognized ratably over the service period, which is typically the vesting period.

Stock-based employee compensation cost of RMB0.3 million and RMB0.03 million for the six months ended June 30, 2003 and 2004, respectively, has been expensed. The following table illustrates the effect on net profit and earnings per share if the Group had applied the fair value recognition provisions of the Financial Accounting Standards board (“FASB”) No.123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
	RMB	RMB
Net profit :
As reported	144,702,402	202,204,629
Less:
Additional stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,878,073)	(12,755,161)

Pro forma	142,824,329	189,449,468

Basic net earnings per ordinary shares:
As reported	0.05	0.06
Pro forma	0.05	0.06

Diluted net earnings per ordinary shares:
As reported	0.04	0.06
Pro forma	0.04	0.06

(l) Income taxes

Deferred income taxes are provided using the balance sheet liability method. Under this method, deferred income taxes are recognized for the tax consequences of significant temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of, the deferred tax asset will not be realized.

(m) Net earnings per share (“EPS”) and per American Depositary Share (“ADS”)

In accordance with SFAS No. 128, “Computation of Earnings Per Share,” basic EPS is computed by dividing net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net profit by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of the ordinary shares issuable upon conversion of the Zero Coupon Convertible Subordinated Notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding stock options (using the treasury stock method). Stock options for a total of 400,000 and nil ordinary shares for the six months ended June 30, 2003 and 2004, respectively, and a total of 51,921,080 ordinary shares, being the weighted average number of ordinary shares issuable upon conversion of the Zero Coupon Convertible Subordinated Notes for the six months ended June 30, 2004, were excluded from the computation of diluted earnings per share because (i) the exercise prices of the options were greater than the average market price of the ordinary shares, or (ii) the conversion price of the notes was greater than the average market price of the ordinary shares during the six months ended June 30, 2004.

Net earnings per ADS have been computed by multiplying the net earnings per share by 100, which is the number of shares represented by each ADS.

(n) Statutory reserves

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being foreign invested enterprises established in China, are required to provide for certain statutory reserves, namely general reserve, enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in their PRC Statutory Accounts. NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, being wholly foreign owned enterprises, are required to allocate at least 10% of their after-tax profit to the general reserve until such reserve has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of NetEase Beijing, NetEase Shanghai and Guangzhou Interactive, respectively. These reserves can only be used for specific purposes and are not distributable as cash dividends. Appropriations to the staff welfare and bonus fund are charged to general and administrative expenses.

NetEase Shanghai has been in an accumulated loss position according to its PRC Statutory Accounts and no appropriations to statutory reserves have been made.

(o) Deferred assets

Deferred assets mainly include the offering costs of the Company’s Zero Coupon Convertible Subordinated Notes. The Company amortizes the offering costs over a period of 35 to 36 months from the date of issuance of the notes by the Company to the first date when the Company may be required to repurchase all or any portion of the principal amount of the notes.

(p) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

(q) Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

(r) Segment reporting

SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information” establishes standards for reporting information about operating segments on a basis consistent with the Group’s internal organization structure as well as information about geographical areas, business segments and major customers in financial statements (see Note 7 for details on the Group’s business segments).

3. Variable Interest Entities

In January 2003, the FASB issued FASB FIN 46 which was further revised in December 2003. FIN 46 provides guidance on the identification of and financial reporting for entities over which control is achieved through means other than voting rights. This Interpretation requires existing unconsolidated VIEs to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among the parties involved. The Interpretation applies immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period ending after March 15, 2004 to VIEs in which an enterprise holds a variable interest that it acquired before February 1, 2003.

According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with previously unconsolidated related companies Guangzhou NetEase and Guangyitong Advertising, as well as Ling Yi, and has concluded that Guangzhou NetEase, Guangyitong Advertising and Ling Yi are VIEs of the Company as the Company is the primary beneficiary of these VIEs. The Company adopted the provisions of FIN 46 and consolidated Guangzhou NetEase and Guangyitong Advertising on a prospective basis from January 2004 and Ling Yi from May 2004. Adoption of FIN 46 did not significantly affect the Company’s financial statements.

(a)	From the adoption of FIN 46 and consolidation of Guangzhou NetEase and Guangyitong Advertising, amounts due from/ to these two related parties have been eliminated in the consolidated financial statements of the Company. The major effect of consolidation of these companies on the Company’s consolidated financial statements was the recognition of the VIEs’ accounts receivable, deferred revenue and taxes payable and others, and a corresponding elimination of the due to and due from related parties balances. The net effect on shareholders’ equity was nil. The following figures represent the due to and due from related parties balances as of December 31, 2003, and the corresponding balances of accounts receivable, deferred revenue and taxes payable and others on the balance sheet of the VIE’s as of that date:

As of December 31, 2003
RMB
Due from related parties, net	15,182,589
Due to related parties, net	(21,947,411)

Amount due to related parties, net	(6,764,822)

Represented by:
Accounts receivable, net	71,826,810
Deferred revenue	(57,727,133)
Taxes payable and others, net	(20,864,499)

Amount due to related parties, net	(6,764,822)

(b)	The Company adopted the provisions of FIN 46 and consolidated its VIEs on a prospective basis in the Company’s consolidated financial statements. The VIEs effectively function as pass-through entities used by the Company and its subsidiaries in providing services to the final customers. Under a series of agreements entered with the VIEs and their respective shareholders, substantially all of the revenue of the VIEs, net of the applicable business tax payable by the VIEs, are passed to the Company and its subsidiaries in the form of technology and consulting service revenues. Prior to the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s consolidated financial statements represented revenues received by the Company and its subsidiaries from Guangzhou NetEase and Guangyitong Advertising, net of applicable business tax payable (Note i below) by these entities. The business tax presented in the Company’s consolidated financial statements represented business tax payable by the Company and its subsidiaries on their technology and consulting service revenues received from Guangzhou NetEase and Guangyitong Advertising. After the consolidation of the VIEs in accordance with FIN 46, revenues in the Company’s consolidated financial statements represent revenues generated from the final customers by the VIEs, before deducting any applicable business tax payable by the VIEs which is now presented under a separate line item after revenues. The business tax payable (Note ii below) by the Company and its subsidiaries on intra-group revenues from the VIEs is recorded under cost of revenues as it is considered a cost in providing the services by the consolidated group.

i.	The business tax payable by Guangzhou NetEase and Guangyitong Advertising, which was netted against revenues in the Company’s consolidated financial statements for the six months ended June 30, 2003, and which did not consolidate Guangzhou NetEase and Guangyitong Advertising, amounted to RMB13,725,231, segmentally analyzed as below:

Six Months Ended June 30, 2003
RMB
Business tax:
Online game services	4,209,308
Wireless value-added and other fee-based premium services	6,466,929
Advertising services	3,048,994

13,725,231

ii.	In addition, the business tax payable by the Company and its subsidiaries on intra-group revenues from the VIEs for the six months ended June 30, 2004 amounted to RMB19,656,736, segmentally analyzed as below. The amount was recorded as cost of revenue.

Six Months Ended June 30, 2004
RMB
Business tax:
Online game services	11,852,556
Wireless value-added and other fee-based premium services	4,702,637
Advertising services	3,101,543

19,656,736

4. Taxation

(a) Income taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

NetEase Interactive is exempted from income tax on its foreign-derived income in the British Virgin Islands. There are no withholding taxes in the British Virgin Islands.

China

In accordance with “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises”, foreign invested enterprises are generally subject to enterprise income tax (“EIT”) at the rate of 30% plus a local income tax of 3%. NetEase Beijing, being a foreign invested enterprise and located in the New Technology Industrial Development Experimental Zone in Beijing, has been recognized as a “New and High Technology Enterprise”. According to an approval granted by the Haidian State Tax Bureau in November 2000, NetEase Beijing is entitled to a reduced EIT rate of 15% commencing from the year 2000. In addition, the approval also granted NetEase Beijing with a full exemption from EIT from 2001 to 2002, a 50% reduction in EIT from 2003 to 2005, and a full exemption from the local income tax from 2000 onwards.

The combined effects of EIT exemption and reduction available to NetEase Beijing during the six months ended June 30, 2003 and June 30, 2004 are as follows:

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
Aggregate amount	44,389,741	37,361,698

Earnings per share effect, basic	0.01	0.01

The preferential EIT treatments that NetEase Beijing obtained may be subject to review by higher authorities. If these preferential tax treatments were not available to NetEase Beijing, NetEase Beijing would be subject to EIT at 30% plus a local tax of 3% and the exemption and reduction described above would not apply.

Guangzhou Interactive has been recognized as a “New and High Technology Enterprise”. According to an approval granted by the Guangzhou State Tax Bureau, Guangzhou Interactive is entitled to a full exemption from EIT from 2003 to 2004. In addition, Guangzhou Interactive has received the relevant certification to be recognized as a “Software Enterprise” in June 2004 which entitles Guangzhou Interactive to pay a reduced EIT rate of 15% from 2005 to 2007. After that, Guangzhou Interactive is subject to EIT at the rate of 30% plus a local tax of 3%.

NetEase Shanghai, Guangzhou NetEase, Guangyitong Advertising and Ling Yi are all subject to EIT at the rate of 30% plus a local tax of 3%.

As of December 31, 2003, and June 30, 2004, the tax impact of significant temporary differences between the tax and financial statement bases of assets and liabilities that gave rise to deferred tax assets were all related to loss carryforwards against which no valuation allowance was made.

Subject to the approval of the relevant tax authorities, the Group had loss carryforwards of approximately RMB14.7 million as of June 30, 2004 for EIT purposes. Approximately RMB2.6 million and RMB12.1 million of these loss carryforwards will expire in 2006 and 2007, respectively. No valuation allowance has been provided on the loss carryforwards as the Group expects it will be able to utilize the loss carryforwards before their expiration.

(b) Business tax (“BT”)

NetEase Beijing, NetEase Shanghai and Guangzhou Interactive are subject to business tax on their revenues derived from services which is generally 5%. Guangzhou NetEase, Guangyitong Advertising and Ling Yi in general are subject to business tax at 5.5% on their revenues, except for revenues deriving from the wireless value-added services which are subject to business tax at 3.3%. In addition, Guangyitong Advertising is subject to a further cultural development fee at 3% on its Internet advertising fees.

For the six months ended June 30, 2003, the BT presented in the unaudited condensed consolidated statements of operations and comprehensive income represents the BT charged on the revenues of NetEase Beijing, NetEase Shanghai and NetEase Interactive’s revenue generated from services provided to Guangzhou NetEase and Guangyitong Advertising. For the six months ended June 30, 2004, the BT presented in the unaudited condensed consolidated statements of operations and comprehensive income represents the BT charged on the revenues of Guangzhou NetEase, Guangyitong Advertising and Ling Yi generated from external customers (see Note 3(b) for details).

5. Taxes payable

	December 31, 2003	June 30, 2004
BT	4,440,053	22,224,683
Individual income taxes for employees	2,490,511	13,502,860
Enterprise income taxes	7,610,123	6,497,127
Other	1,435,655	1,325,536

Total	15,976,342	43,550,206

6. Net Earnings Per Share

The following table sets forth the computation of basic and diluted net earnings per share for the six months ended June 30, 2003 and 2004:

	Six Months Ended June 30, 2003	Six Months Ended June 30, 2004
Numerator:
Net profit attributable to ordinary shareholders	144,702,402	202,204,629

Denominator:
Weighted average number of ordinary shares outstanding, basic	3,118,601,020	3,143,613,930
Dilutive effect of employee stock options	118,938,798	120,469,041

Weighted average number of ordinary shares outstanding, diluted	3,237,539,818	3,264,082,971

7. Segment Information

In the third quarter of 2003, the Group changed the manner of reporting internal departmental information. As such, the Group has restated its segment disclosures for the six months ended June 30, 2003 to conform with the change in segments that occurred in the third quarter of 2003. The following are the breakdowns of revenue for the six months ended June 30, 2003 and 2004 and cost of revenue for the six months ended June 30, 2003 and 2004. The Group does not allocate any operating expenses or assets to its business segments as management does not use this information to measure the performance of the operating segments.

		For the Six Months Ended
	Note	June 30, 2003	June 30, 2004
Total revenues:	3(b)
Online game services		72,315,112	250,847,743
Wireless value-added and other fee-based premium services		148,960,806	100,830,501
Advertising services		32,821,080	75,337,188

Total revenues		254,096,998	427,015,432

Business tax:	3(b)
Online game services		(3,615,756)	(13,796,626)
Wireless value-added and other fee-based premium services		(7,448,040)	(3,513,952)
Advertising services		(1,641,054)	(6,403,661)

Total business tax		(12,704,850)	(23,714,239)

Net revenues:
Online game services		68,699,356	237,051,117
Wireless value-added and other fee-based premium services		141,512,766	97,316,549
Advertising services		31,180,026	68,933,527

Total net revenues		241,392,148	403,301,193

Cost of revenues:	3(b)
Online game services		(8,482,942)	(32,354,980)
Wireless value-added and other fee-based premium services		(22,167,413)	(23,230,848)
Advertising services		(11,453,699)	(25,093,282)

Total cost of revenues		(42,104,054)	(80,679,110)

Gross profit:
Online game services		60,216,414	204,696,137
Wireless value-added and other fee-based premium services		119,345,353	74,085,701
Advertising services		19,726,327	43,840,245

Total gross profit		199,288,094	322,622,083

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 8. Indemnification of Directors and Officers

Cayman Islands law and Article 125 of our articles of association provide that we may indemnify our directors, officers and trustee acting in relation to any of our affairs against actions, proceedings, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duty in their capacities as such, except if they acted in a willfully negligent manner or defaulted in any action against them.

We have entered into indemnification agreements with each of our directors and officers under which we agree to indemnify each of them to the fullest extent permitted by Cayman Islands law, our articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding, to which the indemnitee is or was a party, witness or other participant, except expenses and liabilities (if any) incurred or sustained by or through the indemnitee’s own willful neglect or default. Upon the written request by a director or officer, we will, within 10 days after receipt of the request, advance funds for the payment of expenses, unless there has been a final determination that the director or officer is not entitled to indemnification for these expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Item 9. Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit Number	Exhibit Title
3.1*	Amended and Restated Memorandum of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.2*	Amended and Restated Articles of Association of NetEase.com, Inc. (incorporated by reference to Exhibit 3.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

3.3*	Amendment to Amended and Restated Articles of Association of NetEase.com, Inc. dated as of June 5, 2003 (incorporated by reference to Exhibit 1.3 from the company’s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on June 27, 2003)

4.1*	Specimen American Depositary Receipt of NetEase.com, Inc. (incorporated by reference to Exhibit 4.1 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.2*	Specimen Stock Certificate of NetEase.com, Inc. (incorporated by reference to Exhibit 4.2 from Amendment No. 1 to the company’s Registration Statement on Form F-1 (file no. 333-11724) filed with the Securities and Exchange Commission on May 15, 2000)

4.3*	Registration Rights Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC

4.4*	Indenture, dated as of July 14, 2003, by and between NetEase.com, Inc. and The Bank of New York

5.1†	Opinion of Maples & Calder

5.2†	Opinion of Morrison & Foerster LLP

8.1*	Tax opinion of Morrison & Foerster LLP is contained in the prospectus under the heading “Material United States Federal Income Tax Consequences”

10.1*	Purchase Agreement, dated as of July 8, 2003, between NetEase.com, Inc. and Credit Suisse First Boston LLC

12.1*	Computation of Ratio of Earnings to Fixed Charges

23.1†	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, Independent Registered Public Accounting Firm

23.2†	Consent of Maples & Calder (included in Exhibit 5.1)

23.3†	Consent of Morrison & Foerster LLP (included in Exhibit 5.2)

24.1*	Power of Attorney of certain directors and officers of NetEase.com, Inc. (see signature page)

25.1*	Form T-1 Statement of Eligibility of Trustee for Indenture under the Trust Indenture Act of 1933

*	Previously filed.
†	Filed herewith.

Item 10. Undertakings

1. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in clauses (i) and (ii) above shall not apply if the information required to be included in a post-effective amendment by these clauses is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference in this registration statement.

(2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes, that, for purposes of determining any liability under the Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

4. The undersigned registrant hereby undertakes that:

(a) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Beijing, the People’s Republic of China, on December 7, 2004.

NETEASE.COM, INC.

By:	/s/ Ted Sun
Ted Sun
Acting Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated:

Name	Title	Date
/s/ Ted Sun Ted Sun	Acting Chief Executive Officer and Director	December 7, 2004

* Denny Lee	Chief Financial Officer, Principal Accounting Officer and Director	December 7, 2004

* Michael Tong	Executive Director	December 7, 2004

* William Ding	Chief Architect and Director	December 7, 2004

* Donghua Ding	Director	December 7, 2004

* Ronald Lee	Director	December 7, 2004

* Michael Leung	Director	December 7, 2004

* Joseph Tong	Director	December 7, 2004

*By:	/s/ Ted Sun
Ted Sun, Attorney-in-Fact

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Ted Sun, Michael Tong and Denny Lee, and each of them individually, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign the registration statement filed herewith and any or all amendments to said registration statement (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute, may lawfully do or cause to be done by virtue thereof.

Name	Title	Date
/s/ Donald J. Puglisi Puglisi & Associates Donald J. Puglisi	Authorized U.S. Representative	December 7, 2004

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